ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


10013940


RECEIVED
DEC 10 2010
200
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Franklin Financial Corporation
Exact name of registrant as specified in charter

0001505823
Registrant CIK Number

Exhibit 99.1 to Form S-1
Electronic report, schedule or registration statement of which the documents are a part

333-171108
SEC file number, if available

____
Name of person filing this exhibit
(if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

_X_ Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)



Grant of Continuing Hardship Exemption

December 7, 2010

Applicant:	**Susan Boscarino**
Company Name:	**Franklin Financial Corporation**
Form Type:	**S-1**
Period:	
Subject document[s]:	**Valuation Appraisal Report**

We considered your continuing hardship exemption request submitted via EDGAR on November 22, 2010 (Accession no. 0000909654-10-000550) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile F. Peters

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Allen, Commonwealth of Virginia on December 10, 2010.

FRANKLIN FINANCIAL CORPORATION

By: 
Richard T. Wheeler, Jr.
Chairman, President and Chief Executive Officer

PRO FORMA VALUATION REPORT

FRANKLIN FINANCIAL CORPORATION
Glen Allen, Virginia

PROPOSED HOLDING COMPANY FOR:
FRANKLIN FEDERAL SAVINGS BANK
Glen Allen, Virginia

Dated As Of:
November 26, 2010

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Financial Services Industry Consultants

November 26, 2010

Board of Directors
Franklin Financial Corporation, MHC
Franklin Financial Corporation
Franklin Federal Savings Bank
of Richmond
4501 Cox Road
Glen Allen, Virginia 23060

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

On September 16, 2008, as amended and restated on October 26, 2010, the Board of Directors of Franklin Federal Savings Bank, Glen Allen, Virginia ("Franklin Federal" or the "Bank") and Franklin Financial Corporation MHC (the "MHC"), a mutual holding company that owns all of the outstanding shares of common stock of FFC, Inc. ("FFC"), which is the parent company and 100% owner of the common stock of Franklin Federal, adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, FFC will be succeeded by a Virginia corporation with the name of Franklin Financial Corporation ("Franklin Financial" or the "Company"). Following the conversion, the MHC and FFC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Franklin Financial or the Company.

Franklin Financial will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Franklin Federal's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

federal regulatory guidelines governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a direct community offering and/or a syndicated community offering or underwritten public offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of Franklin Federal and the balance of the net proceeds will be retained by the Company.

The plan of conversion provides for the Company to contribute common stock to The Franklin Federal Foundation, a charitable foundation established by the Bank (the "Foundation"). The Foundation will be funded with Franklin Financial common stock contributed by the Company in an amount equal to 3.0% of the shares of common stock issued in the offering and cash equal to 1.0% of the gross proceeds raised in the conversion offering. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which Franklin Federal operates and to enable those communities to share in Franklin Federal's long-term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, Franklin Federal, the MHC and the other parties engaged by Franklin Federal or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Franklin Financial, Franklin Federal and the MHC, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of Franklin Federal and the MHC that has included a review of audited financial information for the past five years through the fiscal year ended September 30, 2010 and a review of various unaudited information and internal financial reports through September 30, 2010. We have also conducted due diligence related discussions with Franklin Financial's management; McGladrey & Pullen, LLP, Franklin

Financial's independent auditor; Kilpatrick Stockton LLP, Franklin Financial's conversion counsel; and Sandler O'Neill & Partners, L.P., Franklin Financial's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Franklin Financial operates and have assessed the Company's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Franklin Financial and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Company's operating characteristics and financial performance as they relate to the pro forma market value of Franklin Financial. We have reviewed the economy and demographic characteristics of the primary market area in which the Company currently operates. We have compared Franklin Financial's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Franklin Financial's representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of Franklin Financial. The valuation considers Franklin Financial only as a going concern and should not be considered as an indication of the Company's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company's value alone. It is our understanding that Franklin Financial intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 26, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $108,150,000 at the midpoint, equal to 10,815,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $91,927,500 and a maximum value of $124,372,500. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 9,192,750 at the minimum and 12,437,250 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $143,028,380 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 14,302,838. Based on this valuation range, the offering range is as follows: $89,250,000 at the minimum, $105,000,000 at the midpoint, $120,750,000 at the maximum and $138,862,500 at the supermaximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 8,925,000 at the minimum, 10,500,000 at the midpoint, 12,075,000 at the maximum and 13,886,250 at the supermaximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Franklin Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Franklin

Financial as of September 30, 2010, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Franklin Financial, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,

RP® FINANCIAL, LC.



Ronald S. Riggins
President and Managing Director



Gregory E. Dunn
Director

TABLE OF CONTENTS
FRANKLIN FINANCIAL CORPORATION
FRANKLIN FEDERAL SAVINGS BANK
Glen Allen, Virginia

TABLE OF CONTENTS
FRANKLIN FINANCIAL CORPORATION
FRANKLIN FEDERAL SAVINGS BANK
Glen Allen, Virginia
(continued)

LIST OF TABLES
FRANKLIN FINANCIAL CORPORATION
FRANKLIN FEDERAL SAVINGS BANK
Glen Allen, Virginia

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Franklin Federal Savings Bank ("Franklin Federal" or the "Bank"), chartered in 1933, is a federally-chartered capital stock savings Bank headquartered in Glen Allen, Virginia In 2001, Franklin Federal reorganized into the mutual holding company structure, forming Franklin Financial Corporation MHC (the "MHC"). The principal activity of the MHC is ownership of Franklin Federal. Franklin Federal serves the Richmond metropolitan area through the main office in Glen Allen, Virginia, which has a full service branch office, and seven other full service branch offices. A map of Franklin Federal's office locations is provided in Exhibit I-1. Franklin Federal is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC"). As of September 30, 2010, the MHC had consolidated total assets of $971.1 million, total deposits of $647.1 million and total equity of $126.8 million, equal to 13.1% of total assets. The MHC's audited financial statements are included by reference as Exhibit I-2.

Plan of Conversion

On September 16, 2008, as amended and restated on October 26, 2010, the Board of Directors of the Bank and the MHC, a mutual holding company that owns all of the outstanding shares of common stock of FFC, Inc. ("FFC"), which is the parent company and 100% owner of the common stock of Franklin Federal, adopted the plan of conversion, whereby the MHC will convert to stock form. As a result of the conversion, FFC will be succeeded by a Virginia corporation with the name of Franklin Financial Corporation ("Franklin Financial" or the "Company"). Following the conversion, the MHC and FFC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Franklin Financial or the Company. As explained more fully below, the assets and liabilities of the MHC will be contributed to Franklin Financial.

Franklin Financial will offer 100% of its common stock to qualifying depositors of Franklin Federal in a subscription offering and, if necessary, to members of the general public through a community and/or a syndicated community offering. Going forward, Franklin Financial will own 100% of Franklin Federal's stock, and Franklin Federal will initially be Franklin Financial's sole subsidiary (there are no plans to create other subsidiaries of Franklin Financial). A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank, and the balance of the net proceeds will be retained by the Company.

Following the MHC reorganization, the Bank has contributed funds to the MHC for the purpose of making investments in corporate debt and equity securities, including in the financial services sector. The MHC also funded purchases of corporate debt and equity securities with a $10 million intercompany loan from the Bank. At fiscal year end 2007, the MHC maintained $54.5 million in assets. Comparatively, as of September 30, 2010, that balance had declined to $29.5 million given that the crisis in the financial services sector led to substantially lower market values and losses in this available for sale portfolio. Upon completing the stock conversion, the current portfolio of equity and debt securities will become investments of the holding company as the MHC assets are contributed to the Company and the intercompany loan will be repaid. Also, the MHC has a $5.3 million investment in bank owned life insurance ("BOLI") which was required since the BOLI investment exceeded the regulatory limit as a percent of capital at the Bank level. Upon completing the conversion, the MHC may transfer the BOLI back to the Bank for consideration of equal value – there is no impact of this BOLI transfer and loan repayment on the consolidated financial statements.

Concurrent with the conversion, the Company will contribute Franklin Financial common stock and cash to The Franklin Federal Foundation (the "Foundation"), an existing charitable foundation established by the Bank. The common stock contribution will be in an amount equal to 3.0% of the shares of common stock issued in the offering, and the cash contribution will be equal to 1.0% of the gross proceeds raised in the conversion offering. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which the Bank operates. The dilutive impact of the contribution to the Foundation has been factored into this appraisal.

Strategic Overview

As described more fully herein, the Company's strategy has been somewhat unique given its high proportion of investments in equity securities (including MHC level investments), significant emphasis in land and land development and construction lending (including purchasing participations), no checking account offerings which results in a high level of funding with certificates of deposit ("CDs"), and limited offerings of non-traditional financial products and services. The limited deposit offerings, large loan size and high investments level has resulted in a low level of operating expenses. While this strategy contributed to relatively strong profitability up until the recent recession, the financial services sector crisis, pronounced decline in home sales and significant devaluation in property values has resulted in significant loan delinquencies and loan loss provisions as well as considerable market valuation losses on the investment portfolio. Despite such losses, the Company has maintained a strong equity position and strong balance sheet liquidity.

Franklin Financial maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, the Bank operated under a relatively traditional thrift operating strategy, in which 1-4 family residential mortgage lending was funded through retail deposits. In the past decade, the Bank emphasized lending diversification due to the highly competitive environment for such conforming residential mortgage lending.

In recent years, the proportion of loans to assets has increased, until 2010, as the Bank has reduced the historically high level of investment securities and mortgage-backed securities ("MBS"). The decline has been attributable to the maturity and sale of a large portion of the investments, but also due to the de-valuation of investments available for sale ("AFS") and other than temporary impairment ("OTTI") on certain investments. As a result, the loans/deposits ratio increased from 63% at fiscal year end 2006 to 78% fiscal year end 2009. The loans/deposits retrenched in 2010 to 74% as a result of reduced loan demand in the struggling economy and as the Bank limited its lending in the higher risk land and land development and construction lending, while the Bank increased its level of liquidity.

The residential lending volume has been modest in recent years, due to the commoditization of the residential mortgage lending initially and subsequently due to reduced market demand for such lending since the onset of the recent recession. Multifamily lending volume has substantially diminished as demand has diminished and given the Bank's conservative underwriting requirements.

Due to the commoditization of residential mortgage lending, and in order to increase loan yields, during this past decade the Company has pursued a more diversified lending strategy to facilitate loan growth. The initial focus of the lending diversification was the origination of land and land development and construction loans in the central region of Virginia, which included speculative construction loans, builder lines of credit and land and land development loans with established builders and developers. With the onset of the credit crisis and national recession that began in the second half of 2008, the Company's lending markets have been adversely impacted as rising inventories of unsold homes have depressed housing prices and substantially curtailed demand for new home construction. As a result of the slowdown in the regional housing market, the Company experienced deterioration in the credit quality, particularly in the construction and land and land development portfolios. Accordingly, the Company has substantially curtailed its construction and land and land development lending, with the majority of such lending reflecting the honoring of commitments. The lending fiscal year peak of such loans was in 2008 at one-third of the portfolio, but has since declined, in part due to provision or recognition of losses, to less than a quarter of the portfolio.

Since 2004, the Company has emphasized the origination of nonresidential real estate loans, which now exceeds one-third of the portfolio. Although some areas have seen a pronounced rise in nonresidential real estate loans, the Bank's portfolio appears to be performing well in the aggregate, and the Bank has been emphasizing relatively conservative underwriting standards.

The Company's investment portfolio has become a less significant component of interest-earning assets. The investment portfolio currently consists of U.S. Government and agency securities, MBS and collateralized mortgage obligations ("CMOs"), corporate bonds, corporate equities and FHLB stock (note – this includes the MHC's investment portfolio which will be transferred to Franklin Financial upon completion of the conversion). As noted, the Company experienced significant losses in its investment portfolio beginning in fiscal 2008, which were related to its holdings of corporate bond and mortgage funds and equity securities. The Company's equity securities portfolio consists substantially of common stock holdings of financial services companies – including stocks of financial services companies, community banks, and larger regional banks and national banking companies – several of which have declined significantly in value from the original investment. For the fiscal years ended September 30, 2008, 2009 and 2010, Franklin Financial recorded net other-than-temporary impairment ("OTTI") charges of $16.5 million, $20.0 million and $7.6 million, respectively. The Company also recorded a $24.1 million loss on sale of investment securities during the fiscal year ended September 30, 2008.

Retail deposits have consistently served as the primary interest-bearing funding source for the Company. Deposit products offered by the Company have historically been limited to savings account deposits and CDs. Thus, deposit costs tend to be relatively high for the Company given the absence of lower cost transaction account product offerings and the need to compete for deposits through offering attractive rates, as well as accessible branch locations and good customer service. In 2008, the Company introduced a money market checking account, which allows for up to six withdrawals per month. The Company plans to use the money market checking account as a stepping stone to introducing full service checking account products within the next two years. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. FHLB borrowings have generally been the only source of borrowings utilized by the Company.

Franklin Financial's earnings base is largely dependent upon net interest income and operating expense levels. Overall, Franklin Financial's operating strategy has resulted in relatively low levels of net interest income, due to narrow interest rate spreads, currently reflecting narrow interest rate spreads reflecting the high concentration of lower yielding investments and higher funding costs. Non-interest income from non-traditional financial services is also relatively low. At the same time, this strategy, coupled with large average loan balances has resulted in a relatively low level of operating expenses which results in a favorable efficiency ratio by industry standards. Earnings in recent years have been depressed by OTTI charges and increases in the loan loss provisions established to address deterioration in credit quality and the economic downturn in the Company's lending markets. From a valuation perspective, we have adjusted earnings to exclude what are viewed to be non-recurring earnings from earnings to arrive at a core valuation earnings base.

The post-offering business plan reflects a continuing of strategies that will facilitate transformation towards becoming a full service community bank, pursuant to which asset growth will be driven by growth of the diversified loan portfolio funded by retail deposits and borrowings. Over time, the Company plans to reduce the concentration of CDs as new deposit products and services are introduced that will support growth of transaction deposits including checking account deposits. As noted earlier, the capital raised through the conversion will facilitate the ability to acquire the checking account platform through acquisition of other banking companies, positioning for the immediate rollout of these products through Franklin Federal's branches, rather than incurring the start-up cost and time required for building the platform internally. Contemplated growth strategies are expected to improve interest rate spreads, as well as generate additional revenues from sources of non-interest operating income. While the Company's implementation of a fairly streamlined operating strategy has supported containment of operating expenses, it has also limited revenues derived from sources of non-interest operating income.

The Board of Directors has elected to complete a mutual-to-stock conversion to improve the competitive position of Franklin Financial. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of Franklin Financial. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Franklin Financial's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning-assets to interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in Franklin Financial's funding costs. The Company's strengthened capital position following the conversion will also support expansion of its banking franchise through introduction of new products and services, such as full service checking account products and on-line banking. As noted, Franklin Financial's will also be in a better position to take advantage of expansion opportunities through acquisition of other community banks that have a platform for offering checking accounts and other financial services given the strengthened capital position and the ability to offer stock as consideration. At this time, the Company has no specific plans for expansion other than through organic growth. The projected uses of proceeds are highlighted below.

- Franklin Financial Corporation. The Company is expected to retain up to 50% of the net offering proceeds. At present, funds maintained by the Company, net of the loan to the newly formed employee stock ownership plan ("ESOP") and the cash contribution to the Foundation, are expected to be initially invested into liquid funds, common stock equities of other financial services companies and to repay a $10 million inter-company loan made from Franklin Federal to the MHC. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- Franklin Federal. Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's newly issued shares of common stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Franklin Financial's operations.

Balance Sheet Trends

Table 1.1 shows the Company's historical balance sheet data for the past five fiscal years. From fiscal year end 2006 through fiscal year end 2010, Franklin Financial's assets decreased at a 0.3% annual rate, although the assets peaked at over $1.0 billion at fiscal year end 2009, before declining in 2010 as management sought to slightly deleverage the balance sheet through a partial repayment of high cost borrowings in the face of reduced capital from three years of losses and rising short-term liquidity. Perhaps the most significant balance sheet change over the period was a decrease in investment securities largely offset by increases in cash and cash equivalents and mortgage-backed securities, but most especially loans receivable. A summary of Franklin Financial's key operating ratios for the past five fiscal years is presented in Exhibit I-3.

Franklin Financial's loans receivable portfolio increased at a 6.6% annual rate over the period, peaking at fiscal year end 2009 followed by a decline in fiscal year 2010 to $477.0 million as loan originations diminished, loans were repaid and construction and land and land development loans were curtailed to meet new regulatory restrictions. Loan growth combined with a slight decrease in assets served to increase the loans-to-assets ratio from 37.6% at fiscal year end 2006 to 49.1% at fiscal year end 2010. The Company also maintained $2.8 million of loans held for sale at September 30, 2010, which consists of 1-4 family loan originations reflecting the modest originations for secondary market sale, which peaked during the period at $14.2 million at fiscal year end 2007 before volume dipped in the subsequent recessionary environment.

Trends in the Company's loan portfolio composition over the past five fiscal years show a decreasing concentration of construction and land and development loans, as such loans have been de-emphasized with the downturn of regional housing market, and an increasing concentration of income producing property loans, particularly multi-family and nonresidential real estate loans. Construction and land and land development loans, which accounted for the largest concentration of the loan portfolio at fiscal year end 2006, decreased from 40.8% of total loans at fiscal year end 2006 to 22.4% of total loans at fiscal year end 2010. Comparatively, income producing

Table 1.1
Franklin Financial Corporation
Historical Balance Sheet Data

	2006		2007		2008		2009		2010		9/30/06-9/30/10 Annual. Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:											
Assets	$984,018	100.00%	$998,257	100.00%	$996,879	100.00%	$1,009,596	100.00%	$971,055	100.00%	-0.33%
Cash and cash equivalents	24,331	2.47%	54,045	5.41%	34,829	3.49%	62,783	6.22%	97,909	10.08%	41.63%
Inestment in certificates of deposit	-	0.00%	-	0.00%	13,242	1.33%	5,326	0.53%	-	0.00%	0.00%
Investment securities	452,691	46.00%	393,006	39.37%	205,085	20.57%	189,918	18.81%	162,904	16.78%	-22.55%
Mortgage-backed securities	63,079	6.41%	58,402	5.85%	195,993	19.66%	174,550	17.29%	149,257	15.37%	24.03%
Loans receivable, net	370,165	37.62%	416,315	41.70%	470,016	47.15%	507,012	50.22%	477,035	49.13%	6.55%
Loans held for sale	11,702	1.19%	14,186	1.42%	320	0.03%	140	0.01%	2,781	0.29%	-30.18%
FHLB Stock	12,579	1.28%	11,172	1.12%	12,102	1.21%	13,510	1.34%	12,542	1.29%	-0.07%
Bank-Owned Life Insurance	27,235	2.77%	28,000	2.80%	29,369	2.95%	29,507	2.92%	30,430	3.13%	2.81%
Deposits	$589,697	59.93%	$625,059	62.62%	$635,603	63.76%	$647,362	64.12%	$647,127	66.64%	2.35%
FHLB advances	240,000	24.39%	210,000	21.04%	230,000	23.07%	230,000	22.78%	190,000	19.57%	-5.67%
Equity	$140,049	14.23%	$147,282	14.75%	$122,213	12.26%	$123,638	12.25%	$126,769	13.05%	-2.46%
Loans/Deposits		62.77%		66.60%		73.95%		78.32%		73.72%	
Full Service Banking Offices Open	7		7		7		7		8		

(1) Ratios are as a percent of ending assets.

Sources: Franklin Financial's prospectus, audited and unaudited financial statements and RP Financial calculations.

multi-family and nonresidential real estate loans, which accounted for the largest concentration of the loan portfolio at fiscal year end 2010, increased from 28.9% of total loans at fiscal year end 2006 to 50.9% at fiscal year end 2010. The concentration of 1-4 family loans in the loan portfolio increased from 26.7% at fiscal year end 2006 to a peak ratio of 33.0% at fiscal year end 2008 and then decreased to 26.0% of total loans at fiscal year end 2010, as the Company's general philosophy of selling conforming 1-4 loan originations has resulted in a decline in the 1-4 family loan portfolio since fiscal year end 2008. Other types of lending has been limited, consisting substantially of consumer and commercial business loans which equaled 0.6% of total loans at fiscal year end 2010, as compared to 3.6% at fiscal year end 2006.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of the overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities and common stock equities of other financial institutions. Over the past five fiscal years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a high of 56.2% of assets at fiscal year end 2006 to a low of 43.5% of assets at fiscal year end 2010. The general downward trend in the concentration of assets maintained in cash and investment reflects the loan growth strategy to improve asset yields, as well as the de-valuation of investments, sales of securities and OTTI losses. As of September 30, 2010, the Company's holding of investment securities consisted of agency MBS ($35.0 million), agency CMOs ($93.3 million), corporate equity securities ($22.8 million), corporate debt securities ($119.3 million), municipal bonds ($20.8 million) and non-agency CMOs ($20.9 million). As of September 30, 2010, $276.6 million of investment securities were held as available for sale, versus a carrying value of $266.5 million, and $35.5 million of investment securities were held to maturity. Other investments held by Company at September 30, 2010 consisted of $12.5 million of FHLB stock. The Company also held cash and cash equivalents amounting to $97.9 million or 10.1% of assets at September 30, 2010, 2010, which was at a relatively high level compared to historical levels of cash and cash equivalents that have been maintained by the Company.

With the onset of the liquidity and credit crisis in the second half of calendar 2008, the Company experienced significant declines in the market values of its investment holdings. During the fiscal years ended September 30, 2010, 2009 and 2008, the Company recognized total impairment charges of $7.6 million, $20.0 million and $16.5 million, respectively, on debt and equity securities. Impairment charges for 2010 consisted of $3.8 million on non-agency CMOs and $3.8 million on equity securities. Impairment charges for 2009 consisted of $9.3 million on non-agency CMOs and $10.7 million on equity securities. Impairment charges for 2008 consisted of $3.2 million on non-agency CMOs, $5.3 million on corporate bonds and $8.0 million on equity securities. The Company also recorded a $24.1 million loss on the sale of investment securities during fiscal 2008. OTTI losses on debt securities in 2010 were entirely attributable to the Company's holdings of non-agency CMOs. At September 30, 2010, average delinquency rates for the collateral supporting the Company's portfolio of non-agency CMOs were 16.4% compared to 15.5% at September 30, 2009 and a peak ratio of 16.7% in March 2010. OTTI losses on equity securities in 2010 were primarily the result of depressed prices for the stocks of various banking companies owned (none of which represent beneficial ownership).

The Company's investment in BOLI policies, which cover the lives of certain employees of the Company, has been made to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of September 30, 2010, the cash surrender value of the Company's BOLI equaled $30.4 million.

Over the past five fiscal years, Franklin Financial's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. Over the period, the Company's deposits increased at a 2.4% annual rate. Total deposits trended higher from fiscal year end 2006 through fiscal year end 2009, followed by a nominal decrease during fiscal 2010. Overall, total deposits increased from $589.7 million or 59.9% of assets at fiscal year end 2006 to $647.1 million or 66.6% at fiscal year end 2010. CDs comprise the largest portion of deposit composition, but the proportion has decreased in recent years due to growth of money market savings and money market checking and a gradual reduction in higher cost CDs. CDs comprised 58.8% of total deposits at fiscal year end 2010, versus 73.3% of total deposits at fiscal year ended 2008.

Borrowings serve as an alternative funding source to address funding needs for growth and to support management of deposit costs and interest rate risk. Over the period, borrowings decreased at a 5.7% annual rate. Deposit growth and an increase in liquidity as lending volume declined facilitated the pay down of borrowings. Overall, borrowings declined from $240.0 million, or 24.4% of assets at fiscal year end 2006, to $190.0 million, or 19.6% of assets, at fiscal year end 2010. The Company's utilization of borrowings has been limited to FHLB advances during the past five fiscal years. The future reduction of borrowings is expected to be slow (absent prepayment) given the longer term of the remaining advances.

The Company's equity decreased at a 2.5% annual rate from fiscal year end 2006 through fiscal year end 2010, as the Company recorded net losses during the past three fiscal years. The Company's equity/assets ratio dropped from 14.23% at September 30, 2006 to 12.25% September 30, 2009 when large losses on sale of investment securities as well as OTTI losses had been realized for two years. Subsequently, the capital ratio has increased to 13.05% as of September 30, 2010, despite the small operating loss for the year. The fluctuation in the market value of securities available for sale has had an impact on the Company's equity position. For example, the Company's equity position increased by $1.4 million during fiscal year 2009 despite a $7.3 million in reported net loss, with the difference being attributable to the rise in the market value of securities available for sale. Modest asset shrinkage in 2010 also contributed to the increase in the equity/assets ratio. All of the capital is tangible capital, and Franklin Federal maintained capital surpluses relative to all of its regulatory capital requirements at September 30, 2010. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, Franklin Financial's return on equity ("ROE") will initially be depressed following the pro forma equity increase from the conversion.

Income and Expense Trends

Table 1.2 shows the Company's historical operating results for the past five fiscal years, ranging from a net loss of $21.7 million, or 2.13% of average assets, in fiscal 2008 to net income of $9.5 million, or 0.94% of average assets, in fiscal 2007. For the fiscal year ended 2010, the Company reported a net loss of $1.1 million, or 0.11% of average assets. While the fundamental components of the Company's earnings have generally had favorable trends – net interest income and non-interest expense (operating expense) – the operating results have been adversely impacted by some unusual factors. Specifically, over the past three fiscal years, the Company has reported net losses as a result of OTTI charges, losses on the sale of investment securities and increases in loan loss provisions. From a valuation perspective, adjustments will be made to reported earnings to arrive at a core earnings basis. At the same time, given the composition of the balance sheet, these factors may continue to have a volatile impact on earnings.

Over the past five fiscal years, the net interest income to average assets ratio ranged from a low of 1.65% during fiscal 2007 to a high of 2.44% during fiscal 2010, which is relatively low by industry standards. The narrow interest rate spreads reflects the balance sheet composition and trends referenced earlier. The positive trend in the net interest income ratio since fiscal 2007 reflects the favorable impact that the decline short-term interest rates and resulting steeper yield curve has had on the interest rate spread. Additionally, interest rate spreads have been favorably impacted by changes in the IEA/IBL composition towards higher concentrations of loans and deposits and favorable shifts in composition in those respective portfolios. The interest rate spread increased from 1.22% during fiscal 2007 to 2.32% during fiscal 2010, which was the result of a more significant decline in funding costs relative to yields earned on interest-earning assets. The Company's net interest rate spreads and yields and costs for the past five fiscal years are set forth in Exhibits I-3 and I-5.

Table 1.2
Franklin Financial Corporation
Historical Income Statements

	For the Fiscal Year Ended September 30,									
	2006		2007		2008		2009		2010	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$49,527	5.34%	$57,156	5.67%	$56,620	5.55%	$53,117	5.16%	$48,617	4.91%
Interest expense	(33,213)	-3.58%	(40,493)	-4.02%	(38,363)	-3.76%	(33,478)	-3.25%	(24,335)	-2.46%
Net interest income	$16,314	1.76%	$16,663	1.65%	$18,257	1.79%	$19,639	1.91%	$24,282	2.44%
Provision for loan losses	(500)	-0.05%	(300)	-0.03%	(1,154)	-0.11%	(3,843)	-0.37%	(9,256)	-0.93%
Net interest income after provisions	$15,814	1.71%	$16,363	1.62%	$17,103	1.68%	$15,796	1.53%	$15,026	1.52%
Other operating income	$2,335	0.25%	$2,835	0.28%	$2,285	0.22%	$3,516	0.34%	$2,717	0.27%
Operating expense	(9,902)	-1.07%	(10,554)	-1.05%	(11,867)	-1.16%	(13,729)	-1.33%	(13,631)	-1.38%
Net operating income	$8,247	0.89%	$8,644	0.86%	$7,521	0.74%	$5,583	0.54%	$4,112	0.42%
Non-Operating Income										
Gain(loss) on sale of loans	$183	0.02%	$196	0.02%	$199	0.02%	$420	0.04%	$372	0.04%
Gain(loss) on sale of investment securities	2,335	0.25%	3,610	0.36%	(24,105)	-2.36%	6,303	0.61%	2,045	0.21%
Net change in value of call options	0	0.00%	0	0.00%	2,238	0.22%	(50)	0.00%	49	0.00%
Net impairment of investment securities	0	0.00%	0	0.00%	(16,491)	-1.62%	(19,997)	-1.94%	(7,629)	-0.77%
Net non-operating income	$2,518	0.27%	$3,806	0.38%	($38,159)	-3.74%	($13,324)	-1.29%	($5,163)	-0.52%
Net income before tax	$10,765	1.16%	$12,450	1.24%	($30,638)	-3.00%	($7,741)	-0.75%	($1,051)	-0.11%
Income tax provision	(1,938)	-0.21%	(2,982)	-0.30%	8,903	0.87%	426	0.04%	(30)	0.00%
Net income (loss)	$8,827	0.95%	$9,468	0.94%	($21,735)	-2.13%	($7,315)	-0.71%	($1,081)	-0.11%
Adjusted Earnings										
Net income	$8,827	0.95%	$9,468	0.94%	($21,735)	-2.13%	($7,315)	-0.71%	($1,081)	-0.11%
Add(Deduct): Net gain/(loss) on sale	(2,518)	-0.27%	(3,806)	-0.38%	38,159	3.74%	13,324	1.29%	5,163	0.52%
Tax effect (2)	957	0.10%	1,446	0.14%	(14,500)	-1.42%	(5,063)	-0.49%	(1,962)	-0.20%
Adjusted earnings	$7,266	0.78%	$7,108	0.71%	$1,924	0.19%	$946	0.09%	$2,120	0.21%
Expense Coverage Ratio (3)	1.64		1.58		1.54		1.43		1.77	
Efficiency Ratio (4)	53.2%		54.1%		57.8%		59.3%		50.9%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 38.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Franklin Financial's prospectus, audited & unaudited financial statements and RP Financial calculations.

Non-interest operating income has been limited, contributor to earnings over the past five fiscal years, reflecting the Company's limited diversification into non-traditional products and services and since there is no checking account product. Throughout the period shown in Table 1.2, non-interest operating income ranged from a low of 0.22% of average assets during fiscal 2008 to a high of 0.34% of average assets during fiscal 2009, before declining to 0.27% for fiscal 2010. BOLI, customer service fees and charges and miscellaneous other sources constitute the largest sources of non-interest operating income for the Company.

As noted earlier, the large loan size, no checking account product and limited non-traditional products and services has been a favorable aspect in the Company's profitability. Specifically, operating expenses have been relatively low as a percent of average assets, ranging from a low of 1.05% during fiscal 2007 to a high of 1.38% during fiscal 2010. The increase in the operating expenses reflects the emphasis on loan growth, the opening of a new branch in fiscal 2010 and compliance related costs were among the factors that put upward pressure on the operating expense ratio since fiscal 2006. The slow growth in assets, and recent shrinkage, has contributed to the upward trend in the operating expense ratio as well. Upward pressure will be placed on the Company's operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through growth.

Overall, the general trends in the Company's net interest income ratio and operating expense ratio since 2006 reflect a slight increase in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Franklin's expense coverage ratio equaled 1.64 times during fiscal 2006, versus a ratio of 1.77 times during fiscal 2010. The increase in the expense coverage ratio resulted from a more significant increase in the net interest income ratio compared to the operating expense ratio. Similarly, Franklin Financial's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) has improved over the period – from 53.2% during fiscal 2006 to 50.9% in fiscal 2010. Both of these ratios suggest that the core earnings power of the Company has improved. The increased capital should further strengthen the core earnings power of the Company over the longer term.

Loan loss provisions have had a more significant impact on the Company's earnings in recent years, which have been attributable to such factors as deterioration in credit quality, growth of higher risk types of loans and the impact of the economic slowdown in real estate market conditions in the regional lending markets. Over the past five fiscal years, loan loss provisions established by the Company ranged from a low of 0.03% of average assets during fiscal 2007 to a high of 0.93% of average assets during fiscal 2010. As of September 30, 2010, the Company maintained valuation allowances of $13.4 million, equal to 2.81% of net loans receivable and 45.07% of non-accruing loans. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past three fiscal years.

Non-operating income/(loss) has had a varied impact on earnings over the past five fiscal years, ranging from a non-operating loss equal to 3.74% of average assets during fiscal 2008 to non-operating gains of 0.38% of average assets during fiscal 2007. For fiscal 2010, the Company recorded a non-operating loss of $5.2 million, equal to 0.52% of average assets. The non-operating loss in fiscal 2008 stemmed from losses on the sale of investment securities and OTTI charges, which amounted to $24.1 million and $16.5 million, respectively. Loan sale gains, which have had a relatively modest impact on the Company's earnings, reflect the sale of fixed rate loan originations to the secondary market for purposes of interest rate risk management. The gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market. These items will be excluded in determining the core earnings for valuation purposes.

The Company's effective tax rate ranged from a low of 2.85% during fiscal 2010 to a high of 29.06% during fiscal 2008. As set forth in the prospectus, the Company's marginal effective statutory tax rate is 38.0%. All non-recurring earnings items have been adjusted based on the 38.0% tax rate.

Interest Rate Risk Management

The Company uses an interest rate sensitivity analysis to review and manage its interest rate risk. As of September 30, 2010, the interest rate sensitivity analysis indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 6.2% increase in the present value of equity and a 0.7% increase in projected net interest income (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling conforming 1-4 family loan originations to the secondary market, maintaining investment securities as available for sale, maintaining an investment portfolio with varied maturities, building up its liquidity position in the prevailing low interest rate environment and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans, floating rate loans or balloon loans. As of September 30, 2010, of the Company's total loans due after September 30, 2011, ARM loans comprised 5.1% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing long-term FHLB borrowings and extending CD maturities through offering attractive rates on certain longer term CDs.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Historically, Franklin Financial's lending activities have emphasized the origination of 1-4 family permanent mortgage loans. In recent years, the Company has implemented a more diversified lending strategy which has emphasized income property loans (particularly multi-family and nonresidential real estate loans), construction loans and land and land development loans. With the downturn in real estate market conditions for housing, the Company has substantially curtailed its construction and land and land development lending activities. Going forward, the Company's lending strategy is to continue to emphasize diversification of the loan portfolio, particularly with respect to growth of multi-family and nonresidential real estate loans. The origination of 1-4 family permanent mortgage loans is expected to remain an active area of lending for the Company, although growth of the 1-4 family loan portfolio will be substantially limited as new loan production is expected to be offset by loan sales of conforming loan originations and repayments on the existing portfolio. Exhibit I-9 provides historical detail of Franklin Financial's loan portfolio composition over the past five fiscal years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of September 30, 2010.

Franklin Financial offers both fixed rate and adjustable rate 1-4 family permanent mortgage loans. Loans are underwritten to secondary market guidelines, as the Company's general practice has been to sell most conforming loan originations in the secondary market. Loans are generally sold on a servicing released basis. ARM loans offered by the Company have initial repricing terms of three, five or seven years and are indexed to the one year rate for U.S. Treasury notes After the initial repricing period, ARM loans convert to a one-year ARM loan for the balance of the mortgage term. Fixed rate loans are offered for terms of up to 30 years. Residential loans are generated through Company's in-house lending staff and are substantially secured by properties in the Richmond MSA. As of September 30, 2010, the Company's outstanding balance of 1-4 family loans equaled $128.7 million, or 26.0% of total loans outstanding.

Construction loans originated by the Company consist of loans to finance the construction of 1-4 family residences, multi-family properties and nonresidential real estate. The Company's 1-4 family construction lending activities include construction/permanent loans as well as speculative loans that are extended to experienced builders in the Company's market area. Construction loans on 1-4 family properties generally will not exceed the lesser of 90.0% of the appraised value or 100.0% of the direct construction costs. Nonresidential real estate and multi-family construction loans are primarily on properties pre-leased to anchor credit tenants and are originated up to 60.0% of the completed appraised value of the property. For the most recent period multi-family lending has been very limited. Residential and nonresidential construction loans are interest only loans during the construction period. At September 30, 2010, the Company's largest construction loan was for a commitment of $12.0 million, of which $2.7 million was outstanding. This relationship was performing to its original terms at September 30, 2010. As of September 30, 2010, Franklin Financial's outstanding balance of construction loans equaled $40.3 million or 8.2% of total loans outstanding.

Land and land development loans consist substantially of loans for properties that will be used for residential development in the Company's regional lending market. Land and land development loans are generally interest only loans for terms of up to three years. Land development loans are extended up to a maximum loan-to-value ("LTV") ratio of 75.0% of the appraised value upon completion and land loans are extended up to a maximum LTV ratio of 65.0% of the appraised market value. At September 30, 2010, the Company's largest land and land development loan had an outstanding balance of $11.4 million and this loan was not performing in accordance with its original terms at September 30, 2010. As of September 30, 2010, Franklin Financial's outstanding balance of land and land development loans equaled $70.5 million or 14.3% of total loans outstanding.

The balance of the mortgage loan portfolio consists of nonresidential real estate and multi-family loans, which are collateralized by properties in the Company's regional lending area. Franklin Financial originates nonresidential real estate and multi-family loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.3 times. Nonresidential real estate and multi-family loans are generally offered as fixed rate loans with amortization terms of up to 30 years, which have balloon terms of up to ten years. Properties securing the nonresidential real estate and multi-family loan portfolio include office buildings, shopping centers, other retail properties, industrial use buildings, apartment buildings, hotels, mini-storage facilities and parking facilities. As of September 30, 2010, the Company's largest outstanding nonresidential real estate/multi-family loan had an outstanding balance of $10.0 million, which was originated in April 2010 and is secured by a first deed of trust on a hotel, and was performing in accordance with its terms at September 30, 2010. As of September 30, 2010, the Company's outstanding balance of nonresidential real estate and multi-family loans totaled $251.6 million equal to 50.9% of total loans outstanding.

Franklin Financial's diversification into non-mortgage loans has been limited and is not an area of lending emphasis for the Company. A mix of commercial business and consumer loans constitute the Company's non-mortgage loan portfolio. As of September 30, 2010, Franklin Financial's outstanding balance of non-mortgage loans equaled $3.0 million, or 0.6% of total loans outstanding.

Exhibit I-11 provides a summary of the Company's lending activities over the past three fiscal years. Total loans originated trended lower over the past three fiscal years, decreasing from $215.6 million during fiscal year 2008 to $158.5 million in fiscal 2009 and $104.6 million in fiscal 2010. Lending volumes for all loan types were lower in fiscal 2010 compared to fiscal 2009, while most of the decrease in loan volume for fiscal 2009 compared to fiscal 2008 was attributable to a significant decrease in originations of land and land development loans. Originations of income property loans (particularly multi-family and nonresidential real estate loans) constituted the most active area of lending for the Company during the past three fiscal years, with originations totaling $160.3 million or 33.5% of total loans originated. Originations of 1-4 family permanent mortgage loans was the second most active lending area for the Company during the past three fiscal years, with originations totaling $122.3 million, or 25.6% of total loans originated. The Company recorded a net increase in loans in fiscal years 2008 and

2009, which was followed by a decrease in net loans receivable during fiscal year 2010 as total loans originated were more than offset by principal repayments, loan sales, charge-offs, foreclosed loans transferred to real estate owned and other items consisting of deferred loan fees, the allowance for loan losses and loans in process.

Asset Quality

Historically, the Company's credit quality measures implied limited credit risk exposure, as highlighted by the favorably low ratios maintained for non-performing loans and non-performing assets during the fiscal years ended 2006 through 2008. However, more recently, the Company has experienced credit quality deterioration. The Company's lending markets have been negatively impacted by the recession, as evidenced by falling home prices, rising inventories of unsold homes and increased foreclosures. During the past five fiscal years, the Company's balance of non-performing assets ranged from a low of 0.07% of assets at fiscal year end 2007 to a high of 4.26% of assets at fiscal year end 2010. In light of the very weak market for new housing, credit quality deterioration has been most evident in the Company's portfolio of land and land development loans. As shown in Exhibit I-12, non-performing assets at September 30, 2010, consisted of $28.5 million of non-accruing loans, $1.2 million of accruing loans past due 90 days or more and $11.6 million or real estate owned. At September 30, 2010, land and land development loans accounted for $14.7 million of non-accrual loans, $1.1 million of accruing loans past due 90 days or more and $7.8 million of real estate owned. The Company's largest non-performing loan at September 30, 2010 had a balance of $11.4 million, which is a loan on a mixed use development on 257 acres in Charlottesville, Virginia that, as proposed, will contain 80,000 square feet of retail space, a 280 unit apartment complex and over 300 attached and detached single family lots. Exhibit I-13 provides a summary description of non-performing loans held by the Company at September 30, 2010.

To track the Company's asset quality and the adequacy of valuation allowances, Franklin Financial has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. To address deterioration in credit quality and the downturn in local economic and real estate market conditions, the Company significantly increased the amount of loan loss provisions established during the past three fiscal years. Loan loss provisions established during fiscal years 2008, 2009 and 2010 equaled $1.2 million, $3.8 million and $9.3 million, respectively. As of September 30, 2010, the Company maintained loan loss allowances of $13.4 million equal to 2.81% of net loans receivable and 47.01% of non-accruing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at September 30, 2010, deposits accounted for 77.3% of the Company's interest-bearing funding composition. Exhibit I-14 sets forth the Company's deposit composition for the past three fiscal years and Exhibit I-15 provides the interest rate and maturity composition of the CD portfolio at September 30, 2010. CDs constitute the largest component of the Company's deposit composition, although the concentration of CDs comprising total deposits has decreased in recent years due to a decline in CDs and growth of transaction and savings account deposits. As of September 30, 2010, the CD portfolio totaled $380.4 million or 58.8% of total deposits, versus comparable measures of $465.6 million or 73.3% of total deposits at fiscal year end 2008. CDs with scheduled maturities of one year or less comprised 66.6% of the Company's CDs at September 30, 2010. As of September 30, 2010, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $102.9 million or 27.0% of total CDs. The Company did not hold any brokered deposits at September 30, 2010.

The Company maintained $266.7 million of savings and money market account deposits at September 30, 2010, which equaled 41.2% of total deposits. Comparatively, core deposits equaled $170.0 million, or 26.7% of total deposits at fiscal year end 2008. Since fiscal year end 2008, money market savings and money market checking account deposits have been the sources of core deposit growth for the

Company. The Company currently does not offer a regular checking account deposit product.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. The Company maintained $190.0 million of FHLB advances, which consisted of long-term borrowings that mature in 2014 through 2026. FHLB advances held by the Company include $110.0 million of which are convertible at various times during 2012, at the FHLB's option, into three-month LIBOR-based floating rate borrowings beginning on specified dates or on any quarterly interest payment dates thereafter. If the FHLB converts the borrowing, the Company may elect to prepay all or part of the borrowing without a prepayment fee on the conversion date or any subsequent quarterly interest reset date. Exhibit I-16 provides further detail of the Company's borrowings activities during the past three fiscal years.

Financial Services and Subsidiaries

Franklin Financial offers non-deposit investment products through its partnership with a third-party registered broker dealer, PrimeVest Financial Services, Inc. ("PrimeVest"). Investment products offered through PrimeVest include mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities.

Franklin Federal's active subsidiaries are Franklin Service Corporation and six limited liability companies formed to acquire and manage other real estate owned. Franklin Financial Service Corporation acts as trustee on deeds of trust on loans made by Franklin Federal.

Legal Proceedings

Franklin Financial is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

Franklin Financial serves the Richmond metropolitan area through the main office in Glen Allen, Virginia, which includes a full service branch office, and seven other full service branch offices. Four of the branch offices are located in the city of Richmond, with the other 3 branches located in Henrico, Hanover, and Chesterfield Counties. Exhibit II-1 provides information on the Company's office properties.

The primary market area served by the Company is a mix of urban and suburban markets. As the capital of Virginia, Richmond and the broader metropolitan area have a fairly diversified economy, with services, state and local government and wholesale/retail trade constituting the primary sectors of employment. The competitive environment includes a large number of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future growth opportunities for the Company depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company and the relative economic health of the Company's market area.

National Economic Factors

The future success of the Company's operations is partially dependent upon national economic factors and trends. In assessing national economic trends over the past few quarters, positive trends in the economic recovery continued in the second quarter of 2010 as manufacturing activity and retail sales were up in April. The April employment report showed employers added 290,000 jobs, which was more than expected. At the same time, the April unemployment rate increased to 9.9%. Single-family housing starts surged in April, as builders stepped up production ahead of the April 30 deadline for sales qualifying for a federal tax credit. Likewise, sales of existing and new homes showed healthy increases in April, which was also believed in a large part related to home buyers seeking to take advantage of the federal tax credit that was due to expire at the end April. Orders for durable goods rose 2.9% in April, while consumer spending remained flat in April. Manufacturing in the U.S. grew at a brisk pace in May and the service sector continued to expand in May as well. However, the employment report for May was weaker than expected, as almost all of the new jobs added in May were due to census hiring. The unemployment rate for May fell to 9.7%. Housing data for May also suggested that the economic recovery was losing steam, as sales of new and existing homes declined in May following the expiration of a special tax credits for home buyers. Retail sales and durable-goods orders also dropped in May.

Economic data for June 2010 generally showed more signs that the recovery was losing momentum. Manufacturing activity and service sector growth moderated from May to June, while June employment data reflected job losses for the first time in 2010 as payrolls dropped after the government let 225,000 census workers go. The June 2010 unemployment rate edged down to 9.5%, due to a net reduction in job seekers. Wholesale and retail sales declined in June, which translated into a rise in inventories at both the wholesale and retail level. With the expiration of tax credits for home buyers and weak job growth, the housing market stumbled in June. Sales of existing homes fell in June, while new home sales rose in June but remained anemic. Housing starts were down in June, as the inventory of unsold homes rose. The composite index of leading economic indicators also slipped in June from May. Durable goods orders declined in June and second quarter GDP growth slowed to an annual rate of 1.7%.

Economic data at the start of third quarter 2010 continued to show a mixed picture for the economy. Growth in manufacturing activity slowed in July, while service sector activity expanded in July. Employment data for July showed a loss of 131,000 jobs, while the unemployment rate held steady at 9.5%. Retail sales and wholesale production were up slightly in July and the index of leading indicators also showed a modest increase in July. Housing starts were up in July, but single-family housing starts were down in July. Sales of existing homes plunged to 15-year lows in July and new home sales were down sharply in July as well. A weak reading for July durable goods order further underscored that the economy was losing momentum. In contrast to general trends pointing towards a slowing economy, manufacturing activity accelerated in August. At the same time, U.S. job losses continued to mount in August and the national unemployment rate for August edged up to 9.6%. Despite modest improvement in the August housing numbers, the data continued to indicate that the housing market continued to face a long recovery. Increases in business spending and durable-goods orders (excluding transportation) were among the bright spots coming out of the August data.

Manufacturing activity expanded in September 2010 for a 14th straight month, but at a slower rate than the previous month. Comparatively, the service sector expanded at a faster rate in September, allaying fears that the economy would slip back into a recession. The September employment report showed job losses of 95,000, while the unemployment rate held steady at 9.6%. New and existing home sales increased in September, but the overall level of sales remained very weak. Retail sales rose for a third straight month in September, but industrial output for September was down slightly. The index of leading economic indicators rose slightly in September, suggesting the economy would keep growing but slowly. Third quarter GDP grew at a 2.0% annual rate (subsequent revised to 2.5%), which was slightly better than the 1.7% growth rate posted during the second quarter.

The U.S. economy added 151,000 jobs in October as private-sector hiring picked up, but the unemployment rate remained at 9.6%. Manufacturing for October was at its highest level since May and retail sales for October were up for a fourth straight month in October. The index of leading economic indicators rose in October, but the housing sector continued to struggle as existing and new home sales fell in October amid weak demand and concerns about the foreclosure process. Orders for durable goods unexpectedly plunged 3.3% in October, which was the largest drop in 21 months.

In terms of interest rates trends over the past few quarters, signs of the economic recovery gaining traction pushed Treasury yields higher at the start of the second quarter of 2010 with the 10-year Treasury note yield increasing to 4.0% in early-April.

Treasury yields eased lower in mid-April and then were relatively stable for the balance of April, as the consumer price index for March indicated that inflation remained muted and the Federal Reserve concluded its late-April meeting with keeping its target interest rate near zero. Investors fled to the safety of U.S. Treasury debt in early-May amid worries about possible ripple effects form Greece's credit crisis, with the yield on the 10-year Treasury note moving below 3.5% during the first week of May. April's producer price index reflecting a low level of inflation at the wholesale level and concerns about the U.S. economy on news that mortgage delinquencies hit a record in the first quarter furthered the decline in long-term Treasury yields in mid-May. The downward trend in long-term Treasury yields continued into late-May, as investors moved to the safety of Treasury bonds amid worries about the health of the global economy and growing tensions between North and South Korea. After declining in early-June on the weak employment report for May, Treasury yields eased higher into mid-June as investors moved back into stocks. Long-term Treasury yields trended lower in the second half of June, as concerns mounted that the economy might be in for a slowdown. The Federal Reserve concluded its June meeting with a subdued assessment of the economy and affirmed that short-term rates interest rates would remain near zero for an "extended period". Yields on the 10-year Treasury note moved below 3.0% at the end of June, as investors gravitated toward U.S. debt amid growing concerns about the global economic outlook.

Signs of a slowing economy and tame inflation readings provided for a relatively stable interest rate environment through most of July 2010, while mortgage rates dropped to historic lows. A weak employment report for July continued to support a downward trend in Treasury yields in early-August. Treasury yields dropped to 16-month lows heading into mid-August, as investors bought Treasurys in a flight to safety amid worries over slowing growth. More signs of slower growth continued a slight downward trend in long-term Treasury yields into late-August. Strong reports for manufacturing and service sector activity in August contributed to long-term Treasury yields edging higher during the first half of September. The Federal Reserve concluded its September with no change in its target rate and signaled they were moving towards taking new steps to bolster the economy. The Federal's statement along with housing data for August indicating a long recovery for the housing market depressed long-term Treasury yields in the second half of September.

Treasury yields declined further at the start of fourth quarter of 2010, reflecting growing expectations that the Federal Reserve would start buying more U.S. debt following a disappointing jobs report that showed private employers cut jobs in September. The yield on the 10-year Treasury note dipped below 2.40% in early-October and then edged higher in mid-October following a weak sale of 30-year Treasury bonds. Interest rates stabilized during the second half of October, amid signs that the economy would continue to grow slowly and inflation would remain low. The Federal Reserve's announcement that it would purchase $600 billion of Treasury bonds to spur the economy pushed long-term Treasury yields lower in early-November, which was followed by an upturn in Treasury yields in mid-November. Stronger than expected retail sales for October and profit taking were noted factors contributing to the decline in Treasury prices. Treasury yields eased lower in late-November amid a flight to safe based on worries about Ireland's debt problems and North Korea's attack of a South Korean island. As of November 26, 2010, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 0.28% and 2.87%, respectively, versus comparable year ago yields of 0.26% and 3.28%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of 51 economists surveyed by National Association for Business Economics between October 21 and November 4, 2010, the pace of the U.S. economic recovery will remain steady but slow. The economists expect GDP growth of 2.7% for 2010 followed by slightly slower growth of 2.6% in 2011. The unemployment rate is forecasted to remain elevated at 9.5% or higher through early-2011 and then ease only slightly to 9.2% by the end of 2011. The outlook for housing also remained relatively weak, based on expected housing starts of 720,000 for 2010. The economists said they expect the federal funds rate to remain near zero until late next year and the 10-year Treasury note is expected to yield 3.25% by the end of 2011.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by Franklin Financial (see Table 2.1). Demographic growth trends reflect relatively strong growth in the suburban markets that make up the Richmond MSA, while the city of Richmond has experienced relatively modest growth. From 2000 through 2010, the Richmond MSA had an annual population growth rate of 1.3% which was less than the market area counties' growth rates over the same time frame such as Henrico County (1.4%), Hanover County (1.6%), and Chesterfield County (1.9%). Comparatively, the city of Richmond recorded a 0.2% annual population growth rate during the past ten years. The Richmond MSA and primary market area counties had higher annual population growth rates than the U.S. and state growth rates of 1.0% and 1.2%, respectively. Growth in households mirrored the population growth rates, ranging from a slight decrease in households in the city of Richmond to an annual growth rate of 2.1% in Chesterfield County. The primary market area is projected to experience slightly lower population and household growth rates over the next five years, except for the city of Richmond which is projected to realize a slight pick-up in population and household growth.

Income levels in the market area tend to reflect the nature of the urban markets served, with higher income levels in the faster growing suburban markets. The greater wealth of the suburban markets is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally, much of the growth in the white collar jobs in the Richmond MSA has been occurring in suburban markets. The lowest per capita and median household incomes were in the city of Richmond and were well below statewide measures as well, reflecting a higher concentration of blue collar workers, both skilled and unskilled, as well as some areas of poverty. Comparatively, median household income and per capita income for Chesterfield, Hanover, and Henrico Counties exceeded the comparable Virginia measures, while the Richmond MSA as a whole had income measures slightly below the statewide measures. Virginia's income measures were above the comparable U.S.

Table 2.1
Franklin Financial Corporation
Summary Demographic Data

	Year			Growth Rate	
	2000	2010	2015	2000-2010	2000-2015
Population (000)					
United States	281,422	311,213	323,209	1.0%	0.8%
Virginia	7,079	7,966	8,283	1.2%	0.8%
Richmond MSA	1,097	1,254	1,322	1.3%	1.1%
City of Richmond	198	201	204	0.2%	0.3%
Henrico County	262	301	318	1.4%	1.1%
Hanover County	86	101	106	1.6%	0.9%
Chesterfield County	260	314	336	1.9%	1.4%
Households (000)					
United States	105,480	116,761	121,360	1.0%	0.8%
Virginia	2,699	3,045	3,174	1.2%	0.8%
Richmond MSA	425	485	512	1.3%	1.1%
City of Richmond	85	84	85	-0.1%	0.3%
Henrico County	108	123	130	1.3%	1.1%
Hanover County	31	37	38	1.7%	0.9%
Chesterfield County	94	115	124	2.1%	1.4%
Median Household Income ($)					
United States	42,164	54,442	61,189	2.6%	2.4%
Virginia	46,729	61,347	70,183	2.8%	2.7%
Richmond MSA	45,964	60,899	69,575	2.9%	2.7%
City of Richmond	31,256	41,556	48,338	2.9%	3.1%
Henrico County	49,193	63,832	73,105	2.6%	2.7%
Hanover County	59,214	76,260	87,139	2.6%	2.7%
Chesterfield County	58,668	75,532	85,408	2.6%	2.5%
Per Capita Income ($)					
United States	21,587	26,739	30,241	2.2%	2.5%
Virginia	23,975	30,153	34,997	2.3%	3.0%
City of Richmond	20,337	23,633	27,965	1.5%	3.4%
Richmond MSA	23,195	27,765	32,387	1.8%	3.1%
Henrico County	26,410	30,592	35,602	1.5%	3.1%
Hanover County	25,120	31,608	36,411	2.3%	2.9%
Chesterfield County	25,286	30,919	36,121	2.0%	3.2%

2010 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+
United States	20.8%	24.7%	35.7%	18.8%
Virginia	17.0%	22.0%	37.7%	23.3%
Richmond MSA	16.2%	22.8%	43.2%	17.8%
City of Richmond	30.3%	26.8%	32.7%	10.2%
Henrico County	12.8%	23.0%	45.9%	18.2%
Hanover County	8.8%	16.9%	44.8%	29.5%
Chesterfield County	8.1%	17.0%	50.1%	24.8%

Sources: SNL and ESRI.

measures for per capita and median household income. Household income distribution measures further the underscore the greater affluence of the suburban markets, particularly with respect to Hanover County

Local Economy

The Richmond MSA has a diverse economy that has contributed to the regions stability. As the state capital of Virginia, the Richmond MSA economy benefits from the presence of the state government which in turn filters into the many aspects of the private sector economy. The regional market is home to a number of large corporations including ten Fortune 1000 companies that are headquartered in the region such as Altria Group, Dominion Resources, Genworth Financial, Owens, and CarMax. Healthcare and financial services are major sources of employment in the Richmond area. The Fifth Federal Reserve District is based in Richmond and many commercial banks have regional headquarters in the downtown area. Insurance employment is also prevalent in the Richmond area. Table 2.2 lists the largest employers in the Richmond MSA.

Table 2.2
Franklin Financial Corporation
Richmond MSA Largest Employers

Company	Industry	# of Employees
VCU Health System	Healthcare	7,244
Capital One	Credit Cards	6,828
HCA Inc.	Healthcare	6,679
Dominion Resources	Energy	5,721
Bon Secours Health	Healthcare	5,626
Altria Group	Tobacco Products	4,613
SunTrust Banks	Banking	3,815
Martin's Food Stores	Supermarkets	3,331
WellPoint Inc.	Insurance	3,050

Source: Richmond Times-Dispatch

Employment in services, government, and wholesale/retail trade constitute the basis of the local economy. All of the Company's markets had the highest percentage of employment in the services sector, followed by wholesale/retail trade in Henrico County, Hanover County, and Chesterfield County. Government was the second largest employment sector in the city of Richmond, reflecting the presence of a large number of state government jobs. Table 2.3 shows employment by employment sector for the city of Richmond, Henrico County, Hanover County, and Chesterfield County, as well as for the state of Virginia.

Table 2.3
Franklin Financial Corporation
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

		Counties			
Employment Sector	Virginia	Richmond (City)	Henrico	Hanover	Chesterfield
		(% of Total Employment)			
Services	37.6%	37.2%	39.8%	31.8%	35.2%
Government	17.4%	24.8%	8.2%	9.9%	12.8%
Wholesale/Retail Trade	13.3%	9.4%	16.4%	20.0%	16.4%
Construction	7.2%	NA	5.9%	13.9%	9.8%
Finance/Insurance/Real Estate	8.2%	6.5%	13.8%	7.4%	11.0%
Manufacturing	5.9%	5.3%	4.7%	6.6%	5.7%
Transportation/Utility	3.1%	2.2%	2.5%	2.6%	3.7%
Arts/Entertainment/Rec.	1.8%	1.4%	1.4%	3.8%	2.6%
Agriculture	1.1%	0.0%	0.1%	1.2%	0.1%
Other	4.4%	13.2%	7.2%	2.8%	2.6%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(1) As of 2007

Source: REIS DataSource 2007.

Local Real Estate Trends

Home prices in the Richmond MSA have fallen in recent years but recently market activity has picked up. The median sales price for existing homes in the region was $220,600 during the third quarter of 2010, up from $208,400 for the third quarter of

2009. According to RealtyTrac, a real estate information provider, the Richmond MSA has experienced a sharp rise in foreclosures. During September 2010, Chesterfield County and the city of Richmond had the most foreclosures in the Company's market area with 410 and 214 foreclosures, respectively.

The Richmond commercial real estate market showed signs of improvement during the third quarter of 2010, including a decline in the office vacancy rate. The vacancy rate for Richmond office space dropped from 18.5% in the second quarter to 17.6% in the third quarter, but it is still above the 17.1% vacancy rate at the end of the first quarter. The decrease in the office vacancy rate reflects net absorption during the third quarter of 226,128 square feet while third quarter lease rates remained consistent with the second quarter. Third quarter lease rates for Richmond office space averaged $18.11 per square foot, as compared to $18.50 per square foot in the third quarter of 2009. There is currently no new construction of office space in Richmond, which is attributable to the large quantity of office space available throughout the Richmond market.

Unemployment Trends

Comparative unemployment rates for Virginia, the regional area, as well as for the U.S., are shown in Table 2.4. September 2010 unemployment rates for the primary market area ranged from a low of 6.2% for Hanover County to a high of 10.1% for the city of Richmond. With the exception of the city of Richmond, the primary market area counties as well as Virginia maintained lower September 2010 unemployment rates compared to the U.S. unemployment rate of 9.6%. September 2010 unemployment rates for all of the market area counties declined from September 2009, while the September 2010 unemployment rate for the city of Richmond was up slightly from the year ago rate.

Table 2.4
Franklin Financial Corporation.
Unemployment Trends (1)

Region	September 2009 Unemployment	September 2010 Unemployment
United States	9.8%	9.6%
Virginia	6.6	6.5
Richmond MSA	7.7	7.5
City of Richmond	10.0	10.1
Henrico County	7.2	6.7
Hanover County	6.6	6.2
Chesterfield County	6.8	6.7

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the economic fortunes of the Richmond MSA and, in particular, the markets that are nearby to Franklin Financial's office locations. Table 2.5 displays deposit market trends from June 30, 2005 through June 30, 2010 for the branches that were maintained by the Company during that period. Additional data is also presented for the state of Virginia.

During the five year period covered in Table 2.5, annual deposit growth rates ranged from a low of 4.1% for the city of Richmond to a high of 15.0% for Henrico County. As of June 30, 2010, Franklin Financial was the only savings institution with branch locations in each of the primary market area counties and the city of Richmond. Consistent with the state of Virginia, commercial banks maintained a significantly larger market share of deposits than savings institutions in all of the primary market area counties.

Franklin Financial maintains its largest balance of deposits in Henrico County, where the Company's main office is located. The Company's $296.9 million of deposits at the Henrico County branches represented a 0.9% market share of thrift and bank deposits at June 30, 2010. Comparatively, the Company's largest deposit market share was in Hanover County, with $100.5 million of deposits translating into a 6.5% deposit market share.

Table 2.5
Franklin Financial Corporation
Deposit Summary

	As of June 30,						
	2005			2010			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2005-2010
			(Dollars in Thousands)				(%)
Virginia	$ 155,264,000	100.0%	2,438	$ 214,271,000	100.0%	2,412	6.7%
Commercial Banks	118,693,000	76.4%	2,259	183,652,000	85.7%	2,369	9.1%
Savings Institutions	36,571,000	23.6%	179	30,619,000	14.3%	43	-3.5%
City of Richmond	$ 10,424,531	100.0%	62	$ 16,341,290	100.0%	58	9.4%
Commercial Banks	9,883,859	94.8%	54	16,128,173	98.7%	55	10.3%
Savings Institutions	540,672	5.2%	8	213,117	1.3%	3	-17.0%
Franklin Financial Corp.	223,297	2.1%	3	213,117	1.3%	3	-0.9%
Henrico County	$ 16,160,795	100.0%	98	$ 32,473,122	100.0%	105	15.0%
Commercial Banks	15,654,182	96.9%	83	32,176,192	99.1%	102	15.5%
Savings Institutions	506,613	3.1%	15	296,930	0.9%	3	-10.1%
Franklin Financial Corp.	244,901	1.5%	3	296,930	0.9%	3	3.9%
Hanover County	$ 1,258,491	100.0%	37	$ 1,536,156	100.0%	38	4.1%
Commercial Banks	1,129,444	89.7%	33	1,435,680	93.5%	37	4.9%
Savings Institutions	129,047	10.3%	4	100,476	6.5%	1	-4.9%
Franklin Financial Corp.	81,118	6.4%	1	100,476	6.5%	1	4.4%
Chesterfield County	$ 2,765,781	100.0%	86	$ 3,676,561	100.0%	92	5.9%
Commercial Banks	2,394,164	86.6%	70	3,625,476	98.6%	91	8.7%
Savings Institutions	371,617	13.4%	16	51,085	1.4%	1	-32.8%
Franklin Financial Corp.	31,966	1.2%	1	51,085	1.4%	1	9.8%

Source: FDIC

As implied by the Company's low market shares of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions which have greater resources than maintained by Franklin Financial. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. Table 2.6 lists the Company's largest competitors in the markets currently served by its branches, based on deposit market share as noted parenthetically.

Table 2.6
Franklin Financial Corporation.
Market Area Deposit Competitors

Location	Name
Richmond	Bank of America (57.7%) Wells Fargo (19.6%) SunTrust (9.9%) **Franklin Financial (1.3%)** ***Rank: 6th***
Henrico County	Capital One Bank (85.0%) Wells Fargo (4.5%) BB&T (2.1%) **Franklin Financial (0.9%)** ***Rank: 7th***
Hanover County	BB&T (22.9%) Union First Market Bank (17.2%) Wells Fargo (13.4%) **Franklin Financial (6.5%)** ***Rank: 7th***
Chesterfield County	Wells Fargo (25.9%) BB&T (10.0%) SunTrust (9.0%) **Franklin Financial (1.4%)** ***Rank: 14th***

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Franklin Financial's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Franklin Financial is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Franklin Financial, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 145 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Franklin Financial will be a full public company upon completion of the offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Franklin Financial. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- Screen #1 Southeast institution with assets between $500 million and $2.5 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Three companies met the criteria for Screen #1 and all three were included in the Peer Group: Community Financial Corporation of Virginia, Home Bancorp, Inc. of Louisiana and Teche Holding Corp. of Louisiana. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Southeast thrifts.
- Screen #2 Midwest institutions with assets between $500 million and $2.5 billion, tangible equity-to-assets ratios of greater than 6.0% and positive core earnings. Eight companies met the criteria for Screen #2 and seven were included in the Peer Group: Citizens Community Bancorp Inc. of Wisconsin, First Clover Leaf Financial Corp. of Illinois, First Defiance Financial Corp. of Ohio, First Savings Financial Group of Indiana, HF Financial Corp. of South Dakota, HopFed Bancorp, Inc. of Kentucky and MutualFirst Financial Inc. of Indiana. Meta Financial Group, Inc. of Iowa was excluded from the Peer Group due to a class action lawsuit that has been filed against it, which has resulted in a significant decline in Meta Financial's stock price. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Franklin Financial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Franklin Financial's financial condition, income and expense

Table 3.1
Peer Group of Publicly-Traded Thrifts
November 26, 2010

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FDEF	First Defiance Financial Corp. of OH	NASDAQ	Defiance, OH	Thrift	$2,042	35	12-31	10/95	$12.04	$98
MFSF	MutualFirst Financial Inc. of IN	NASDAQ	Muncie, IN	Thrift	$1,440	33	12-31	12/99	$8.40	$59
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	$1,261	33	06-30	04/92	$10.85	$76
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	$1,121	18	12-31	02/98	$9.05	$66
TSH	Teche Holding Corp. of N. Iberia LA	AMEX	New Iberia, LA	Thrift	$765 J	20	09-30	04/95	$32.00	$67
HBCP	Home Bancorp Inc. Lafayette LA	NASDAQ	Lafayette, LA	Thrift	$698	11	12-31	10/08	$13.63	$113
FCLF	First Clover Leaf Financial Corp. of IL	NASDAQ	Edwardsville, IL	Thrift	$579	4	12-31	07/06	$6.12	$48
CZWI	Citizens Comm. Bancorp Inc. of WI	NASDAQ	Eau Claire, WI	Thrift	$576 J	27	09-30	11/06	$4.20	$21
CFFC	Community Financial Corp. of VA	NASDAQ	Staunton, VA	Thrift	$539	11	03-31	03/88	$3.51	$15
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	$501 J	7	09-30	12/08	$14.40	$35

NOTES: (1) Or most recent date available.
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.

Source: SNL Financial, LC.

trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Franklin Financial's characteristics is detailed below.

- Citizens Community Bancorp Inc. of Wisconsin. Selected due to comparable interest-bearing funding composition and limited earnings contribution from non-interest operating income.
- Community Financial Corp. of Virginia. Selected due to central Virginia market area, comparable interest-bearing funding composition, comparable impact of loan loss provisions on earnings, lending diversification emphasis on nonresidential real estate loans followed by construction/land loans and relatively high level of non-performing assets.
- First Clover Leaf Financial Corp. of Illinois. Selected due to relatively high equity-to-assets ratio, comparable impact of loan loss provisions on earnings, limited earnings contribution from non-interest operating income, relatively low level of operating expenses, comparable concentration of assets comprised of mortgage-backed securities and 1-4 family permanent mortgage loans, lending diversification emphasis on nonresidential real estate loans and relatively high level of non-performing assets.
- First Defiance Financial Corp. of Ohio. Selected due to comparable impact of loan loss provisions on earnings, comparable concentration of assets comprised of mortgage-backed securities and 1-4 family permanent mortgage loans and lending diversification emphasis on nonresidential real estate loans.
- First Savings Financial Group of Indiana. Selected due to comparable size of branch network, comparable interest-bearing funding composition and lending diversification emphasis on nonresidential real estate loans.
- HF Financial Corp. of South Dakota. Selected due to comparable asset size, comparable interest-bearing funding composition, comparable concentration of assets comprised of mortgage-backed securities and 1-4 family permanent mortgage loans and lending diversification emphasis on nonresidential real estate loans.
- Home Bancorp, Inc. of Louisiana. Selected due to relatively high equity-to-assets ratio, comparable concentration of assets comprised of mortgage-backed securities and lending diversification emphasis on nonresidential real estate loans.
- HopFed Bancorp, Inc. of Kentucky. Selected due to comparable asset size, comparable interest-earning asset composition and lending diversification emphasis on nonresidential real estate loans.

- o MutualFirst Financial Inc. of Indiana. Selected due to comparable concentration of assets comprised of mortgage-backed securities and lending diversification emphasis on nonresidential real estate loans.
- o Teche Holding Corp. of Louisiana. Selected due to comparable interest-bearing funding composition and lending diversification emphasis on nonresidential real estate loans.

In aggregate, the Peer Group companies maintained a slightly lower level of tangible equity than the industry average (10.10% of assets versus 10.90% for all public companies), generated higher earnings as a percent of average assets (0.41% core ROAA versus negative 0.20% for all public companies), and earned a higher ROE (3.82% core ROE versus negative 0.83% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were below and above the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,779	$952
Market capitalization ($Mil)	$303	$60
Tangible equity/assets (%)	10.90%	10.10%
Core return on average assets (%)	(0.20)	0.41
Core return on average equity (%)	(0.83)	3.82
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	16.80x	18.05x
Price/tangible book (%)	80.32%	69.75%
Price/assets (%)	8.47	6.76

(1) Based on market prices as of November 26, 2010.

Ideally, the Peer Group companies would be comparable to Franklin Financial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Franklin Financial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Franklin Financial and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of September 30, 2010, unless indicated otherwise for the Peer Group companies. Franklin Financial's equity-to-assets ratio of 13.1% was above the Peer Group's average net worth ratio of 11.1%. Accordingly, with the infusion of the net conversion proceeds, the disparity between the Company's and the Peer Group's equity-to-assets ratios will widen further. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 13.1% and 10.1%, respectively. The increase in Franklin Financial's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Franklin Financial's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Company's ratios currently approximating the Peer Group's ratios. On a pro forma basis, the Company's regulatory surpluses will become more significant.

The interest-earning asset composition for the Company showed a slightly higher concentration of cash and investments relative to loans, while loans constituted a higher concentration of interest earning assets for the Peer Group. The Company's loans-to-assets ratio of 49.4% was well below the comparable Peer Group ratio of 71.9%. Comparatively, the Company's cash and investments-to-assets ratio of 43.5% was well above the comparable ratio for the Peer Group of 21.0%. Overall, Franklin Financial's interest-earning assets amounted to 92.9% of assets, which was the same as the comparable Peer Group ratio. The Peer Group's non-interest earning assets included BOLI equal to 1.4% of assets and goodwill/intangibles equal to 1.0% of assets, while the Company maintained BOLI equal to 3.1% of assets and a zero balance of goodwill and intangibles.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Franklin Financial Corporation																				
September 30, 2010	10.1%	33.4%	3.1%	49.4%	66.6%	19.6%	0.0%	13.1%	0.0%	13.1%	-3.82%	-5.26%	-5.39%	-0.03%	-17.39%	2.28%	2.28%	10.96%	10.96%	14.21%
All Public Companies																				
Averages	6.1%	20.1%	1.4%	67.4%	73.2%	13.4%	0.5%	11.7%	0.8%	10.9%	5.04%	12.72%	2.04%	8.51%	-15.46%	2.11%	2.24%	10.96%	10.89%	18.32%
Medians	4.9%	18.6%	1.4%	68.7%	73.7%	12.5%	0.0%	10.7%	0.1%	9.8%	1.74%	7.32%	-1.69%	5.71%	-12.47%	2.29%	1.98%	9.52%	9.51%	16.33%
State of VA																				
Averages	0.8%	1.4%	1.2%	91.2%	71.8%	18.5%	0.0%	9.1%	0.0%	9.1%	-0.38%	-3.46%	-1.74%	-0.52%	-1.64%	2.71%	2.71%	9.00%	9.00%	11.43%
Medians	0.8%	1.4%	1.2%	91.2%	71.8%	18.5%	0.0%	9.1%	0.0%	9.1%	-0.38%	-3.46%	-1.74%	-0.52%	-1.64%	2.71%	2.71%	9.00%	9.00%	11.43%
Comparable Group																				
Averages	5.0%	16.0%	1.4%	71.9%	75.0%	12.4%	0.6%	11.1%	1.0%	10.1%	5.63%	15.23%	11.14%	9.53%	-12.57%	9.58%	8.63%	11.18%	11.18%	15.54%
Medians	4.8%	15.3%	1.4%	70.1%	75.6%	13.3%	0.2%	10.2%	0.4%	9.1%	3.10%	-1.70%	-2.76%	5.71%	-13.88%	2.69%	2.99%	10.22%	10.22%	13.52%
Comparable Group																				
CZWI Citizens Comm. Bancorp Inc. of WI(1)	7.0%	8.9%	0.0%	79.0%	76.5%	13.0%	0.0%	9.8%	1.1%	8.7%	5.43%	-3.74%	7.19%	20.53%	-37.83%	0.97%	1.78%	9.60%	9.60%	10.60%
CFFC Community Financial Corp. of VA	0.8%	1.4%	1.2%	91.2%	71.8%	18.5%	0.0%	9.1%	0.0%	9.1%	-0.38%	-3.46%	-1.74%	-0.52%	-1.64%	2.71%	2.71%	9.00%	9.00%	11.43%
FCLF First Clover Leaf Financial Corp. of IL	11.1%	15.4%	0.0%	67.9%	75.7%	9.4%	0.7%	13.5%	2.2%	11.3%	-4.02%	-2.91%	-5.32%	-1.58%	-21.13%	-1.69%	-1.45%	NA	NA	NA
FDEF First Defiance Financial Corp. of OH	7.3%	8.7%	1.6%	74.9%	77.9%	7.8%	1.8%	11.8%	3.1%	8.7%	1.17%	43.95%	-5.37%	3.08%	-13.87%	2.77%	3.68%	NA	NA	NA
FSFG First Savings Financial Group of IN(1)	2.1%	22.4%	1.6%	68.7%	72.7%	16.1%	0.0%	10.7%	1.7%	9.0%	NM	NM	93.45%	NM	NM	2.68%	-13.54%	NA	NA	NA
HFFC HF Financial Corp. of SD	1.7%	22.2%	1.2%	70.3%	69.6%	18.3%	2.2%	7.4%	0.3%	7.1%	7.88%	19.76%	4.45%	5.71%	9.82%	32.50%	35.84%	NA	NA	NA
HBCP Home Bancorp Inc. Lafayette LA	4.3%	19.2%	2.3%	64.2%	78.3%	2.3%	0.0%	18.9%	0.3%	18.6%	30.95%	-1.70%	32.36%	45.14%	-19.51%	-0.39%	-1.78%	15.27%	15.27%	23.10%
HFBC HopFed Bancorp, Inc. of KY	5.0%	35.1%	0.8%	55.5%	74.2%	13.5%	0.9%	10.6%	0.1%	10.6%	9.63%	36.96%	-4.08%	8.67%	-4.15%	47.76%	48.99%	10.83%	10.83%	19.04%
MFSF MutualFirst Financial Inc. of IN	6.0%	15.1%	3.1%	70.0%	78.2%	11.2%	0.3%	9.3%	0.3%	8.9%	3.10%	52.65%	-5.76%	9.25%	-24.37%	2.05%	3.27%	NA	NA	NA
TSH Teche Holding Corp. of N. Iberia LA(1)	4.5%	11.4%	1.7%	76.9%	75.5%	13.9%	0.0%	9.7%	0.5%	9.3%	-3.04%	-4.44%	-3.78%	-4.52%	-0.42%	6.42%	6.83%	NA	NA	13.52%

(1) Financial information is for the quarter ending June 30, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Franklin Financial's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 66.6% of assets, which was below the Peer Group's ratio of 75.0%. Comparatively, the Company maintained a higher level of borrowings than the Peer Group, as indicated by borrowings-to-assets ratios of 19.6% and 13.0% for Franklin Financial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 86.2% and 88.0%, respectively, with the Company's lower ratio supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is slightly higher than the Peer Group's ratio, based on IEA/IBL ratios of 107.8% and 105.6%, respectively. The additional capital realized from stock proceeds should serve to provide Franklin Financial with an IEA/IBL ratio that further exceeds the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Franklin Financial's and the Peer Group's growth rates are based on annual growth for the twelve months ended September 30, 2010, or the most recent twelve month period available for the Peer Group companies. Franklin Financial experienced a decline in assets of 3.8%, versus asset growth of 5.6% recorded by the Peer Group. The Peer Group's asset growth was in part supported by acquisition related growth involving an acquisition completed by Home Bancorp of Louisiana. Asset shrinkage for Franklin Financial included cash and investments and loans, which decreased by 5.3% and 5.4%, respectively. Asset growth for the Peer Group was primarily sustained by an 11.1% increase in loans and was supplemented with a 15.2% increase in cash and investments.

Asset shrinkage funded a 17.4% decrease in the Company's borrowings, as well as nominal deposit run-off. Asset growth for the Peer Group was funded by deposit growth of 9.5%, which also funded a 12.6% reduction in the Peer Group's borrowings.

The Company's capital increased by 2.3% during the twelve month period, versus a 9.6% capital growth rate posted by the Peer Group. In addition to recording higher earnings than the Company, the Peer Group's higher capital growth rate was in part attributable to secondary offerings that were completed by HF Financial and HopFed Bancorp during the twelve month period. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines, could also potentially slow the Company's capital growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended September 30, 2010, unless otherwise indicated for the Peer Group companies. Franklin Financial reported a net loss equal to 0.11% of average assets, versus net income equal to 0.46% of average assets for the Peer Group. Higher net interest income and non-interest operating income, lower loan loss provisions and no losses on asset sales represented earnings advantages for the Peer Group, while lower operating expenses represented an earnings advantage for the Company.

The Peer Group's higher net interest income ratio was primarily realized through maintenance of a lower interest expense ratio and, to a lesser extent, a higher interest income ratio. The Peer Group's higher interest income ratio was supported by maintaining a higher concentration of interest-earning assets in loans compared to lower yielding cash and investments, which provided for a higher overall yield earned on interest-earning assets (5.42% versus 5.13% for the Company). The Peer Group's lower interest expense ratio was realized through maintaining a lower cost of funds (1.80% versus 2.82% for the Company), which was supported by the Peer Group's more favorable funding composition in terms of maintaining a higher concentration of deposits and a lower concentration of borrowings relative to the Company's measures.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Franklin Financial Corporation																			
September 30, 2010	-0.11%	4.91%	2.46%	2.44%	0.93%	1.52%	0.00%	0.00%	0.27%	0.27%	1.38%	0.00%	-0.52%	0.00%	5.13%	2.82%	2.32%	$10,671	2.85%
All Public Companies																			
Averages	-0.02%	4.68%	1.62%	3.06%	0.90%	2.15%	0.02%	-0.08%	0.82%	0.76%	2.82%	0.07%	0.06%	0.00%	5.00%	1.87%	3.14%	$6,051	30.66%
Medians	0.36%	4.71%	1.61%	3.08%	0.52%	2.44%	0.00%	-0.01%	0.58%	0.55%	2.75%	0.00%	0.04%	0.00%	5.00%	1.86%	3.18%	$4,768	31.56%
State of VA																			
Averages	0.41%	5.20%	1.24%	3.97%	1.40%	2.57%	0.00%	0.00%	0.72%	0.72%	2.84%	0.00%	0.00%	0.00%	5.52%	1.36%	4.16%	$3,456	18.51%
Medians	0.41%	5.20%	1.24%	3.97%	1.40%	2.57%	0.00%	0.00%	0.72%	0.72%	2.84%	0.00%	0.00%	0.00%	5.52%	1.37%	4.16%	$3,456	18.51%
Comparable Group																			
Averages	0.46%	5.05%	1.59%	3.46%	0.67%	2.79%	0.02%	-0.02%	0.85%	0.85%	2.92%	0.05%	0.00%	0.00%	5.42%	1.80%	3.63%	$4,252	26.65%
Medians	0.42%	5.05%	1.60%	3.51%	0.52%	2.58%	0.00%	0.00%	0.71%	0.75%	2.93%	0.05%	0.02%	0.00%	5.40%	1.78%	3.68%	$3,739	27.12%
Comparable Group																			
CZWI Citizens Comm. Bancorp Inc. of WI(1)	0.13%	5.76%	2.16%	3.60%	0.69%	2.92%	0.06%	0.00%	0.31%	0.38%	2.80%	0.06%	-0.21%	0.00%	6.07%	2.41%	3.66%	$2,941	41.38%
CFFC Community Financial Corp. of VA	0.41%	5.20%	1.24%	3.97%	1.40%	2.57%	0.00%	0.00%	0.72%	0.72%	2.84%	0.00%	0.00%	0.00%	5.52%	1.36%	4.16%	$3,456	18.51%
FCLF First Clover Leaf Financial Corp. of IL	0.34%	4.48%	1.67%	2.81%	0.92%	1.89%	0.00%	0.00%	0.17%	0.17%	1.67%	0.07%	0.16%	0.00%	4.74%	1.94%	2.80%	$7,325	24.94%
FDEF First Defiance Financial Corp. of OH	0.31%	4.78%	1.36%	3.42%	1.27%	2.15%	0.00%	-0.15%	1.33%	1.18%	3.05%	0.07%	0.20%	0.00%	5.25%	1.55%	3.70%	$3,693	18.72%
FSFG First Savings Financial Group of IN(1)	0.53%	5.22%	1.28%	3.94%	0.38%	3.56%	0.00%	-0.01%	0.80%	0.79%	3.04%	0.05%	-0.24%	0.00%	5.59%	1.46%	4.12%	NM	14.61%
HFFC HF Financial Corp. of SD	0.44%	4.67%	1.59%	3.08%	0.49%	2.59%	0.17%	-0.02%	0.70%	0.85%	2.97%	0.05%	0.24%	0.00%	4.96%	1.76%	3.20%	$3,785	34.04%
HBCP Home Bancorp Inc. Lafayette LA	0.51%	5.11%	0.94%	4.17%	0.14%	4.03%	0.00%	0.01%	0.69%	0.69%	3.49%	0.02%	-0.41%	0.00%	5.71%	1.20%	4.50%	$4,477	32.12%
HFBC HopFed Bancorp, Inc. of KY	0.74%	4.98%	2.18%	2.80%	0.35%	2.46%	0.00%	0.00%	0.69%	0.69%	2.36%	0.03%	0.30%	0.00%	5.22%	2.41%	2.81%	$4,768	29.29%
MFSF MutualFirst Financial Inc. of IN	0.25%	4.80%	1.85%	2.95%	0.48%	2.47%	0.00%	0.00%	0.93%	0.93%	2.89%	0.10%	-0.09%	0.00%	5.27%	2.06%	3.22%	$3,574	20.48%
TSH Teche Holding Corp. of N. Iberia LA(1)	0.94%	5.47%	1.61%	3.87%	0.56%	3.31%	0.00%	0.00%	2.13%	2.13%	4.08%	0.00%	0.04%	0.00%	5.88%	1.79%	4.09%	NM	32.39%

(1) Financial information is for the quarter ending June 30, 2010.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such informatior

The Company's deposit composition, which consists of a relatively high concentration of CDs, further contributed to its higher cost of funds. Partially offsetting the Peer Group's lower cost of funds was the lower level of interest-bearing liabilities funding the Company's assets. Overall, Franklin Financial and the Peer Group reported net interest income to average assets ratios of 2.44% and 3.46%, respectively.

In another key area of core earnings strength, the Company maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 1.38% and 2.97%, respectively. The Company's lower operating expense ratio reflects the Company's less diversified operations with respect to generating sources of non-interest operating income, as well as the Company's higher concentration of interest-earning assets maintained in investments which require less in the way of staffing levels to generate and service in comparison to loans. The lower staffing needs of the Company were also supported by a deposit composition with a low concentration of transaction deposits and, in particular, the lack of relatively service intensive checking account deposits. The relatively small size of the Company's branch network for a $971 million institution further contributed to the relatively low level of operating expenses maintained by the Company. Accordingly, consistent with the lower staffing needs of the Company's operations, assets per full time equivalent employee equaled $10.7 million for Franklin Financial versus $4.3 million for the Peer Group. On a post-offering basis, the Company's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Franklin Financial's capacity to leverage operating expenses will be greater than the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Company's earnings were more favorable than the Peer Group's. Expense coverage ratios posted by Franklin Financial and the Peer Group equaled 1.77x and 1.17x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.27% and 0.85% of Franklin Financial's and the Peer Group's average assets, respectively. The Company's relatively low earnings contribution realized from non-interest operating income is indicative of its limited diversification into areas that generate revenues from non-interest sources, as well as the lack of checking account deposits that would generate non-interest revenues in the form of fees and service charges. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Franklin Financial's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 50.9% percent was more favorable than the Peer Group's efficiency ratio of 67.7%.

Loan loss provisions had a larger impact on the Company's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.93% and 0.67% of average assets, respectively. The higher level of loan provisions established by the Company was consistent with its less favorable credit quality (see Table 3.6).

Net gains and losses realized from the sale of assets and other non-operating items equaled a net loss of 0.52% of average assets for the Company, versus a zero impact as a percent of average assets for the Peer Group. The net loss recorded by the Company was the result of OTTI charges, which was only partially offset by gains on the sale of investment securities and loans. Gains and losses on investment securities are viewed as non-recurring earnings and, therefore, are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a larger impact on the Peer Group's earnings, as the Company and the Peer Group posted effective tax rates of 26.65% and 2.85%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 38.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a lower concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (28.6% of assets versus 39.1% for the Peer Group). The Company's lower ratio was attributable to maintaining a lower concentration of 1-4 family permanent mortgage loans, as the Company maintained a higher concentration of mortgage-backed securities than the Peer Group. Loans serviced for others equaled 3.4% and 33.2% of the Company's and the Peer Group's assets, respectively, thereby indicating a greater influence of loan servicing income on the Peer Group's earnings. Franklin Financial did not maintain any servicing intangibles and average servicing intangibles for the Peer Group equaled 0.3% of assets.

Diversification into higher risk and higher yielding types of lending was fairly comparable for the Company and the Peer Group. Nonresidential real estate/multi-family loans represented the most significant area of lending diversification for the Company (25.9% of assets), followed by construction/land loans (11.4% of assets) and commercial business loans (0.3% of assets). Likewise, the Peer Group's lending diversification also consisted primarily of nonresidential real estate/multi-family loans (20.0% of assets), followed by commercial business loans (8.1% of assets) and consumer loans (7.3% of assets). Lending diversification for the Peer Group also

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2010

Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Nonres. RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
	Portfolio Composition as a Percent of Assets								
Franklin Financial Corporation	15.37%	13.25%	11.41%	25.91%	0.31%	0.00%	76.74%	$33,410	$0
All Public Companies									
Averages	11.60%	34.71%	4.38%	22.07%	4.54%	2.19%	64.53%	$672,425	$5,235
Medians	10.19%	34.60%	3.49%	21.14%	3.39%	0.53%	64.74%	$41,575	$135
State of VA									
Averages	0.00%	36.39%	14.02%	24.65%	9.05%	7.93%	86.36%	$9,290	$0
Medians	0.00%	36.39%	14.02%	24.65%	9.05%	7.94%	86.36%	$9,290	$0
Comparable Group									
Averages	8.23%	30.83%	6.44%	19.95%	8.12%	7.28%	70.75%	$315,926	$2,551
Medians	6.64%	30.95%	6.97%	21.63%	5.88%	3.78%	74.51%	$57,825	$226
Comparable Group									
CZWI Citizens Comm. Bancorp Inc. of WI(1)	7.24%	45.27%	0.00%	0.03%	0.00%	33.80%	92.85%	$0	$0
CFFC Community Financial Corp. of VA	0.00%	36.39%	14.02%	24.65%	9.05%	7.93%	86.36%	$9,290	$0
FCLF First Clover Leaf Financial Corp. of IL	2.40%	25.51%	7.29%	26.38%	8.50%	0.93%	73.61%	$70,360	$676
FDEF First Defiance Financial Corp. of OH	4.51%	17.96%	3.14%	36.09%	18.23%	1.16%	83.24%	$1,288,870	$8,289
FSFG First Savings Financial Group of IN(1)	6.05%	38.17%	6.64%	15.23%	5.47%	4.09%	27.83%	$510	$0
HFFC HF Financial Corp. of SD	19.51%	15.68%	4.96%	26.96%	20.69%	2.62%	75.84%	$1,189,940	$12,970
HBCP Home Bancorp Inc. Lafayette LA	13.28%	24.52%	8.94%	21.74%	6.29%	3.47%	65.00%	$66,770	$67
HFBC HopFed Bancorp, Inc. of KY	11.18%	20.81%	7.53%	21.52%	4.45%	1.63%	58.97%	$41,350	$0
MFSF MutualFirst Financial Inc. of IN	12.26%	40.48%	4.08%	12.61%	4.49%	9.22%	75.41%	$443,290	$3,121
TSH Teche Holding Corp. of N. Iberia LA(1)	5.86%	43.51%	7.83%	14.28%	4.02%	7.95%	68.36%	$48,880	$385

(1) Financial information is for the quarter ending June 30, 2010.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

included construction/land loans equal to 6.4% of assets. Overall, the Company's asset composition provided for a slightly higher risk weighted assets-to-assets ratio of 76.7% compared to 70.8% for the Peer Group.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Franklin Financial's interest rate risk characteristics were considered to be slightly more favorable relative to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were above the Peer Group's ratios, while the Company and the Peer Group maintained similar ratios of non-interest earnings as a percent of assets. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with more significant comparative advantages over the Peer Group's balance sheet interest rate risk characteristics, with respect to the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Franklin Financial and the Peer Group. In general, the more significant fluctuations in the Company's ratios implied that the interest rate risk associated with the Company's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of Franklin Financials assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be more significant than Peer Group's. As shown in Table 3.6, the Company's non-performing assets/assets and non-performing

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2010 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	9/30/2010	6/30/2010	3/31/2010	12/31/2009	9/30/2009	6/30/2009
				(change in net interest income is annualized in basis points)					
Franklin Financial Corporation	13.1%	107.8%	7.1%	20	-13	43	22	17	-1
All Public Companies	10.9%	107.5%	6.5%	1	1	4	7	8	3
State of VA	9.1%	103.5%	6.6%	-25	8	29	-7	42	18
Comparable Group									
Averages	10.1%	105.5%	7.2%	-9	11	3	-2	13	9
Medians	9.1%	104.8%	6.7%	-6	7	5	1	8	12
Comparable Group									
CZWI Citizens Comm. Bancorp Inc. of WI(1)	8.7%	105.9%	5.1%	NA	8	26	18	6	29
CFFC Community Financial Corp. of VA	9.1%	103.5%	6.6%	-25	8	29	-7	42	18
FCLF First Clover Leaf Financial Corp. of IL	11.3%	109.9%	5.7%	10	6	11	7	20	-17
FDEF First Defiance Financial Corp. of OH	8.7%	104.0%	9.1%	5	11	-12	-4	27	2
FSFG First Savings Financial Group of IN(1)	9.0%	104.9%	6.8%	NA	0	2	NA	NA	25
HFFC HF Financial Corp. of SD	7.1%	104.6%	5.7%	-6	2	8	4	10	-23
HBCP Home Bancorp Inc. Lafayette LA	18.6%	109.0%	12.2%	-28	57	-33	-42	-2	20
HFBC HopFed Bancorp, Inc. of KY	10.6%	107.8%	4.4%	-19	15	7	1	8	5
MFSF MutualFirst Financial Inc. of IN	8.9%	101.5%	8.9%	-3	6	-3	0	0	1
TSH Teche Holding Corp. of N. Iberia LA(1)	9.3%	103.8%	7.2%	NA	-8	0	5	5	26

(1) Financial information is for the quarter ending June 30, 2010.
NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2010 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Franklin Financial Corporation	1.19%	4.26%	5.98%	2.81%	47.01%	32.45%	$4,361	0.91%
All Public Companies								
Averages	0.55%	4.40%	4.76%	1.75%	64.02%	56.55%	$1,460	0.71%
Medians	0.24%	2.72%	3.28%	1.43%	45.29%	39.14%	$527	0.38%
State of VA								
Averages	1.33%	4.61%	3.54%	1.67%	47.23%	33.65%	$1,094	2.45%
Medians	1.33%	4.61%	3.54%	1.67%	47.23%	33.65%	$1,094	2.45%
Comparable Group								
Averages	0.36%	2.36%	2.59%	1.43%	66.80%	57.31%	$1,062	0.80%
Medians	0.27%	2.29%	2.76%	1.40%	54.45%	43.26%	$832	0.69%
Comparable Group								
CZWI Citizen Comm. Bancorp Inc. of WI(1)	0.20%	1.79%	2.01%	0.75%	37.42%	33.34%	$775	0.68%
CFFC Community Financial Corp. of VA(1)	1.33%	4.61%	3.54%	1.67%	47.23%	33.65%	$1,094	2.45%
FCLF First Clover Leaf Fin. Corp. of IL(1)	0.30%	3.26%	3.81%	1.37%	39.34%	33.07%	$1,278	1.27%
FDEF First Defiance Fin. Corp of OH	0.55%	2.81%	2.94%	2.63%	89.56%	72.17%	$2,705	0.70%
FSFG First Savings Fin. Group of IN(1)	0.30%	1.47%	1.49%	1.09%	61.96%	43.61%	$744	0.85%
HFFC HF Financial Corp. of SD(1)	0.08%	2.15%	2.44%	1.37%	56.11%	45.40%	$623	0.28%
HBCP Home Bancorp Inc. of Lafayette LA	0.00%	0.30%	0.59%	0.87%	185.09%	185.09%	$48	0.05%
HFBC HopFed Bancorp, Inc. of KY(1)	0.24%	2.22%	3.46%	1.43%	41.35%	34.82%	$888	0.57%
MFSF MutualFirst Fin. Inc. of IN	0.47%	2.67%	3.05%	1.61%	52.79%	42.90%	$1,993	0.78%
TSH Teche Holding Corp. of N. Iberia LA(1)	0.16%	2.35%	2.58%	1.55%	57.16%	49.04%	$474	0.32%

(1) Financial information is for the quarter ending June 30, 2010.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

loans/loans ratios equaled 4.26% and 5.98%, respectively, versus comparable measures of 2.36% and 2.59% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 47.01% and 66.80%, respectively. Loss reserves maintained as percent of net loans receivable equaled 2.81% for the Company, versus 1.43% for the Peer Group. Net loan charge-offs were slightly more significant for Company as a percent of loans, as net loan charge-offs for the Company equaled 0.91% of loans versus 0.80% of loans for the Peer Group.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will:

(1) review changes in Franklin Financial's operations and financial condition; (2) monitor Franklin Financial's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Franklin Financial's value, or Franklin Financial's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a higher concentration of cash and investments and lower concentration of loans. Diversion into higher risk and higher yielding types of loans was similar for the Company and the Peer Group. Overall, in comparison to the Peer Group, the Company's asset composition provided for a lower yield earned on interest-earning assets and a slightly higher risk weighted assets-to-assets ratio. Franklin Financial's funding composition reflected a lower level of deposits and a higher level of borrowings than the comparable Peer Group ratios, which translated into a lower cost of funds for the Peer Group. Overall, as a percent of assets, the Company and the Peer Group maintained similar levels of interest-earning assets as a percent of assets, while the Company maintained a slightly lower level of interest-bearing liabilities as percent of assets relative to the Peer Group's ratio. Accordingly, the Company maintained a slightly higher IEA/IBL ratio than the Peer Group. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should further exceed the Peer Group's ratio. RP Financial considered the leverage potential resulting from the investment in the equity securities in the event that there is a recovery of the currently discounted market values – at the same time, such potential cannot be known or the potential timing of a recovery in market values. On balance, RP Financial concluded that asset/liability composition was a slightly negative factor in our adjustment for financial condition.
- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were less favorable than the comparable Peer Group ratios. Loss reserves as a percent of non-performing loans were lower for the Company, while the Company maintained higher loss reserves as a percent of loans. Net loan charge-offs were a more significant factor for the Company. As noted above, the Company's risk weighted assets-to-assets ratio was slightly higher than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a moderately negative factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (43.5% of assets versus 21.0% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be slightly less than the Peer Group's, given the higher level of borrowings currently maintained by the Company. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.
- Funding Liabilities. The Company's interest-bearing funding composition reflected a lower concentration of deposits and a higher concentration of borrowings relative to the comparable Peer Group ratios, which translated into a higher cost of funds for the Company. In addition to the lower concentration of deposits maintained by the Company, the relatively high concentration of the Company's deposits maintained in CDs further contributed to its comparatively higher cost of funds. Total interest-bearing liabilities as a percent of assets were slightly lower for the Company compared to the Peer Group's ratio, which was attributable to Franklin Financial's higher equity-to-assets ratio. Following the stock offering, the increase in the Company's capital position will further reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.
- Capital. The Company currently operates with a higher equity-to-assets ratio than the Peer Group. Accordingly, following the stock offering, Franklin Financial's pro forma capital position will be well above the Peer Group's equity-to-assets ratio. The Company's higher pro forma capital position implies greater leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. RP Financial also considered that the higher capital enables the Company to implement the planned acquisition strategy to not only increase the geographic footprint but to acquire a checking account platform and a platform to increase non-traditional financial services. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a slightly positive factor in our adjustment for financial condition.

On balance, Franklin Financial's balance sheet strength was considered to be less favorable than the Peer Group's and, thus, a slight downward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported a net loss equal to 0.11% of average assets, versus net income equal to 0.46% of average assets for the Peer Group. The net loss recorded by the Company was in part due to losses on the sale and impairment of investment securities, which are not considered to be part of the Company's core earnings. Relatively high loan loss provisions also contributed to the net loss recorded by the Company. The Peer Group also maintained earnings advantages with respect to higher ratios for net interest income and non-interest operating income, while a lower operating expense ratio was an earnings advantage for the Company. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. On balance, RP Financial concluded that the Company's reported earnings were a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. In these measures, the Company operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Company's lower ratios for net interest income and operating expenses translated into a higher expense coverage ratio in comparison to the Peer Group's ratio (equal to 1.77x versus 1.17X for the Peer Group). Similarly, the Company's efficiency ratio of 50.92% was more favorable than the Peer Group's efficiency ratio of 67.75%. Loan loss provisions had a more significant impact on the Company's earnings (0.93% of average assets versus 0.67% of average assets for the Peer Group). Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Company's pro forma core earnings will be more favorable than the Peer Group's. Therefore,

RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Company's net interest margin during the period analyzed. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Company. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/IBL ratios that will be well above the Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly positive factor in our adjustment for profitability, growth and viability of earnings.
- Credit Risk. Loan loss provisions had a larger impact on the Company's earnings (0.93% of average assets versus 0.67% of average assets for the Peer Group). In terms of future exposure to credit quality related losses, the Peer Group maintained a higher concentration of assets in loans, while lending diversification into higher risk types of loans was similar for the Company and the Peer Group. Credit quality measures for non-performing assets and loss reserves as a percent of non-performing loans were more favorable for the Peer Group, while the Company maintained higher loss reserves as a percent of loans. Higher net loan charge-offs recorded by the Company further implied that greater credit risk was associated with the Company's earnings. Overall, RP Financial concluded that credit risk was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.
- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company maintained a less favorable interest rate spread than the Peer Group, which would tend to support a stronger net interest margin going forward for the Peer Group. Second, the infusion of stock proceeds will provide the Company with more significant growth potential through leverage than currently maintained by the Peer Group. Third, the Peer Group's higher ratio of non-interest operating income and the Company's lower operating expense ratio are viewed as respective advantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Fourth, the Company's less favorable credit quality measures implies greater credit risk is associated with the Company's future earnings. Overall, earnings growth potential was considered to be a neutral factor in our adjustment for profitability, growth and viability of earnings. We should note that we considered that the Company's comparatively higher capital position will support the planned expansion through acquisition to acquire a checking account platform, geographic expansion and a potential platform for expanded non-traditional banking services. At the same time, we cannot

specifically quantify the impact in that the success, timing or pro forma impact cannot be measured at this time.

- Return on Equity. Currently, the Company's core ROE is lower than the Peer Group's core ROE. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis will likely remain lower than the Peer Group's ROE. Accordingly, this was a slightly negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Franklin Financial's pro forma earnings strength was considered to be comparable to the Peer Group's and, thus, no adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

The Company recorded a 3.8% decline in assets, versus a 5.6% increase in assets recorded by the Peer Group. The Peer Group's asset growth was in part supported by acquisition-related growth. Asset growth for the Peer Group was primarily through loan growth and supplemented with growth of cash and investment. Comparatively, the Company recorded declines in both cash and investments and loans during the twelve month period. On a pro forma basis, the Company's tangible equity-to-assets ratio will further exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Company, including growth through acquisition. On balance, we concluded that no adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Franklin Financial serves the Richmond metropolitan area of southeast Virginia through the main office and seven branch offices. The Company's largest holding of deposits is in Henrico County, which is where its main office is located. Henrico County has exhibited favorable demographic growth trends since the beginning of the decade. Henrico County's favorable demographic characteristics, along with its relatively large population base, has also fostered a highly competitive banking environment, in which the Company competes against other community banks as well as institutions with a regional or national presence.

The Peer Group companies generally operate in a mix of suburban and rural markets, with the majority of the markets served by the Peer Group companies having comparable or smaller populations compared to Henrico County. The markets served by the Peer Group companies reflected slower population growth and lower per capita income compared to Henrico County. Henrico County's per capita income as a percent of Virginia's per capita income was also above the comparable ratio for the Peer Group companies on average. The average and median deposit market shares maintained by the Peer Group companies were well above the Company's market share of deposits in Henrico County. Overall, the degree of competition faced by the Peer Group companies was viewed to be less than faced by Franklin Financial in Henrico County, while the growth potential in the markets served by the Peer Group companies was also viewed to be less favorable in comparison to Franklin Financial's market area. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-4.

We have considered the Company's plans to increase its geographic footprint through acquisition. While the Company's size and pro forma equity position facilitate the ability to acquire smaller community banks operating in the regional area, we cannot specifically quantify the pro forma benefit and the characteristics of such market areas.

As shown in Table 4.1, September 2010 unemployment rates for the majority of the primary market area counties served by the Peer Group companies exceeded the comparable unemployment rate for Henrico County. On balance, we concluded that a moderate upward adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Franklin Financial and the Peer Group Companies(1)

	County	September 2010 Unemployment
Franklin Financial - VA	Henrico County	6.7%
Peer Group Average		8.3%
Citizens Community Bancorp – WI	Eau Claire	5.9%
Community Financial Corp. - VA	Staunton	7.1
First Clover Leaf Fin. Corp – IL	Madison	9.1
First Defiance Fin. Corp. – OH	Defiance	10.5
First Savings Fin. Group – IN	Clark	9.7
HF Financial Corp. - SD	Minnehaha	4.2
Home Bancorp, Inc. – LA	Lafayette	5.9
HopFed Bancorp, Inc. – KY	Christian	10.4
MutualFirst Financial Inc. – IN	Delaware	10.1
Teche Holding Corp. - LA	St. Mary	9.6

(1) Unemployment rates are not seasonally adjusted.
Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Five out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 2.86% to 4.15%. The average dividend yield on the stocks of the ten Peer Group institutions equaled 1.88% as of November 26, 2010. As of November 26, 2010, approximately 61% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 1.79%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. As described in the application and draft prospectus, during the first calendar year following the offering, the Company plans to pay a quarterly cash dividend in the range of $0.075 and $0.10 per share. Based on an offering price per share of $10.00, this would indicate a dividend yield of 3.0% to 4.0%. While we cannot speculate on the earnings per share at the time the Company would be declaring dividends, we note that the Company appears to have the capacity to pay such a dividend based on its strong pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $15.3 million to $113.3 million as of November 26, 2010, with average and median market values of $59.8 million and $62.5 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.1 million to 8.3 million, with average and median shares outstanding of 5.9 million and 7.0 million, respectively. The Company's stock offering is expected to have a pro forma market value and shares outstanding that will be in the upper end or exceed the Peer Group's ranges for market value and shares outstanding. Like all of the Peer Group companies, the Company's stock will be quoted on the NASDAQ following the stock offering. Overall, we anticipate that the Company's public stock will have a comparable trading market as the majority of the Peer Group companies and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Franklin Financial: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and (3) the acquisition market for thrift franchises in Virginia. All three of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. More signs of the economy gaining strength sustained the positive trend in the broader stock market at the start of the second quarter of 2010. The DJIA closed above 11000 heading into mid-April, based on growing optimism about corporate earnings and a recovering economy. Fraud charges against Goldman Sachs halted a six day rally in the market in mid-April, as financial stocks led a one day sell-off in the broader market. The broader stock market generally sustained a positive trend during the second half of April, with encouraging first quarter earnings reports and favorable economic data supporting the gains. Financial stocks pulled the broader stock market lower at the end of April on news of a criminal investigation of Goldman Sachs. The sell-off in the stock market sharpened during the first week of May, largely on the basis of heightened concerns about possible ripple effects stemming from Greece's credit crisis. Stocks surged after European Union leaders agreed to a massive bailout to prevent Greece's financial troubles from spreading throughout the region, but then reversed course heading into the second half of May on continued worries about the fallout from Europe's credit crisis and an unexpected increase in U.S. jobless claims. China's promise not to unload its European debt sparked a one-day rally in late-May, which was followed by a lower close for the DJIA on the last trading day of May as a downgrade of Spain's credit rekindled investors' fears about Europe's economy. Overall, it was the worst May for the DJIA since 1940. Volatility in the broader stock market continued to prevail in early-June. A rebound in energy shares provided for the third biggest daily gain in the DJIA for 2010, which was followed by a one day decline of over 300 points in the DJIA as weaker than expected employment numbers for May sent the DJIA to a close below 10000. The DJIA rallied back over 10000 in mid-June, as stocks were boosted by upbeat comments from the European Central Bank, a rebound in energy stocks, tame inflation data and some regained confidence in the global economic recovery. Weak housing data for May and persistent worries about the global economy pulled stocks lower in late-June. The DJIA closed out the second quarter of 2010 at a new low for the year, reflecting a decline of 10% for the second quarter.

A disappointing employment report for June 2010 extended the selling during the first week of July. Following seven consecutive days of closing lower, the DJIA posted a gain as bargain hunters entered the market. Some strong earnings reports at the start of second quarter earnings season and upbeat data on jobs supported a seven day winning streak in the broader stock market and pushed the DJIA through the 10000 mark going into mid-July. Renewed concerns about the economy snapped the seven day winning streak in the DJIA, although losses in the broader stock market were pared on news that Goldman Sachs reached a settlement with the SEC. Stocks slumped heading into the second half of July, as Bank of America and Citigroup reported disappointing second quarter earnings and an early-July consumer confidence report showed that consumers were becoming more pessimistic. Favorable second quarter earnings supported a rally in the broader stock market in late-July, with the DJIA moving back into positive territory for the year. Overall, the DJIA was up 7.1% for the month of July, which was its strongest performance in a year.

Better-than-expected economic data helped to sustain the stock market rally at the beginning of August 2010, but stocks eased lower following the disappointing employment report for July. Stocks skidded lower heading into mid-August, as investors dumped stocks amid worries over slowing economic growth. The downturn in the broader stock market accelerated in the second half of August, as a number of economic reports for July showed the economy was losing momentum which more than overshadowed a pick-up in merger activity. The DJIA had its worst August in nearly a decade, with the DJIA showing a loss of over 4% for the month. Stocks rebounded in the first half of September, as a favorable report on manufacturing activity in August and a better-than-expected employment report for August supported gains in the broader stock market. News of more takeovers, robust economic growth in China and passage of new global regulations for how much capital banks must maintain extended the rally into the third week of September, as the DJIA moved to a one month high. Despite a favorable report for August retail sales, worries about the European economy snapped a four day winning streak in the DJIA in mid-September. The DJIA closed higher for the third week in row heading into the second half of September, as stocks edged higher on positive earnings news coming out of the technology sector and merger activity. The positive trend in stock market continued for a fourth consecutive week in late-September, as investors viewed a rise in August business spending as a sign the recovery was on firmer ground. Stocks closed out the third quarter trading slightly lower on profit taking, but overall the DJIA showed a gain of 10.4% for the quarter and, thereby, reversing losses suffered in the second quarter.

Stocks leapt to a five-month high at the start of the fourth quarter of 2010, as investors responded to signals that the Federal Reserve was poised to step in to prop up the U.S. economy. September employment data, which showed a loss of jobs and no change in the unemployment rate, translated into a mixed trading market ahead of third quarter earnings season kicking into high gear. Stocks traded unevenly in the second half of October, as investors responded to generally favorable third quarter earnings reports and concerns that the foreclosure crisis could spread into the overall economy. The DJIA surged to a two-year high in early-November, as investors were encouraged by the Federal Reserve's plan to support the economy and better-than-expected job growth in reflected in the October employment report. Stocks reversed course heading into mid-November, amid concerns over Europe's debt problems, the potential impact of the Federal Reserve's stimulus plan and slower growth in China. A favorable report on jobless claims hitting a two year low helped stocks to rebound heading into late-November, which was followed by a downturn as investors remained concern about the debt crisis in Europe. On November 26, 2010, the DJIA closed at 11092.00, an increase of 7.6% from one year ago and an increase of 6.4% year-to-date, and the NASDAQ closed at 2534.56, an increase of 18.5% from one year ago and an increase of 11.7% year-to-date. The Standard & Poor's 500 Index closed at 1189.40 on November 26, 2010, an increase of 9.0% from one year ago and an increase of 6.7% year-to-date.

The market for thrift stocks has been somewhat uneven in recent quarters, but in general has underperformed the broader stock market. An improving outlook for financial stocks in general, along with positive reports for housing, employment and retail sales, boosted thrift stocks at the start of the second quarter of 2010. A nominal increase in March consumer prices and a strong first quarter earnings report from JP Morgan Chase & Co. supported a broad rally in bank and thrift stocks heading into mid-April, which was followed by a pullback on news that the SEC charged Goldman Sachs with fraud. Thrift stocks generally underperformed the broader stock market during the second half of April, as financial stocks in general were hurt by uncertainty about the progress of financial reform legislation, Greece's debt crisis and news of a criminal investigation of Goldman Sachs. Thrift stocks retreated along the broader stock market in the first week of May, based on fears that the growing debt crisis in Europe could hurt the economic recovery. Likewise, thrift stocks surged higher along with the broader stock market after European Union officials announced a massive bailout plan to avert a public-debt crisis and then retreated heading into the second half of May on lingering concerns about the euro. News of rising mortgage delinquencies in the first quarter of 2010, an expected slowdown in new home construction and uncertainty over financial reform legislation further contributed to lower trading prices for thrift stocks. Thrift stocks participated in the one-day broader market rally in late-May and then declined along with the broader stock market at the close of May. Some positive economic reports provided a boost to thrift stocks at the start of June, which was followed a sharp decline in the sector on the disappointing employment report for May. Gains in the broader stock market provided a boost to thrift stocks as well heading in mid-June. Weaker-than-expected housing data for May and uncertainty surrounding the final stages of the financial reform legislation pressured thrift stocks lower in late-June.

Thrift stocks declined along with the broader stock market at the start of the third quarter of 2010, as home sales in May declined sharply following the expiration of a special tax credit for home buyers. A report showing that home loan delinquencies increased in May further depressed thrift stocks, while the broader market moved higher on more attractive valuations. Financial stocks helped to lead the stock market higher through mid-July, as State Street projected a second quarter profit well above analysts' forecasts which fueled a more optimistic outlook for second quarter earnings reports for the financial sector in general. Thrift stocks retreated along with the financial sector in general in mid-July, as investors reacted to disappointing retail sales data for June and weaker than expected second quarter earnings results for Bank of America and Citigroup which reflected an unexpected drop in their revenues. Some favorable second quarter earnings reports, which included improving credit quality measures for some institutions, helped to lift the thrift sector in late-July and at the beginning of August. Thrift stocks pulled back along with the broader market on weak employment data for July, which raised fresh concerns about the strength of the economy and the risk of deflation. The sell-off in thrift stocks became more pronounced in the second half of August, with signs of slower growth impacting most sectors of the stock market. Thrift stocks were particularly hard hit by the dismal housing data for July, which showed sharp declines in both existing and new home sales.

August employment data coming in a little more favorable than expected boosted the thrift sector in early-September, which was followed by a narrow trading range into mid-September. Financial stocks in general posted gains in mid-September after global regulators gave banks eight years to meet tighter capital requirements, but then slipped lower going into the second half of September on mixed economic data. The thrift sector traded in a narrow range during the second half of September, with financial stocks in general underperforming the broader stock market during the third quarter. The divergence in the performance of financial stocks from the broader stock market was attributed to factors such as the uncertain impact of financial reform legislation would have on the earnings of financial institutions and ongoing problems resulting from the collapse of the U.S. housing market.

The weak employment report for September 2010 and growing concerns about the fallout of alleged foreclosure abuses weighed on bank and thrift stocks during the first half of October, as financial stocks continued to underperform the broader stock market. Some better-than-expected earnings reports provided a slight boost to bank and thrift stocks heading into the second half of October, which was followed by a downturn in late-October on lackluster economic data. Financial stocks led the market higher in early-November, which was supported by the Federal Reserve's announcement that it would purchase $600 billion of Treasury bonds over the next eight months to stimulate the economy. Profit taking and weakness in the broader stock market pulled thrift stocks lower heading into mid-November. Ongoing concerns about debt problems in Ireland, weak housing data for home sales in October and a widening insider trading investigation by the U.S. government pressured financial stocks lower heading into late-November. On November 26, 2010, the SNL Index for all publicly-traded thrifts closed at 533.2, a decrease of 2.4% from one year ago and a decrease of 9.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 4.2, four standard conversions and two second-step conversion were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of our analysis. The stocks of two of the standard conversions trade through the OTC Bulletin Board and the other two trade on NASDAQ. The average closing pro forma price/tangible book ratio of the four recent standard conversion offerings equaled 53.9%. On average, the four standard conversion offerings reflected price appreciation of 13.1% after the first week of trading. As of November 26, 2010, the four recent standard conversion offerings reflected a 10.7% increase in price on average.

Shown in Table 4.3 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, two of which were second-step offerings. The current P/TB ratio of the fully-converted recent conversions equaled 64.81%, based on closing stock price as of November 26, 2010.

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information				Contribution to Charitable Found.		Insider Purchases: % Off Incl. Fdn. Benefit Plans			
Institution	Conver. Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Drs. (%)(2)
Standard Conversions																
SP Bancorp, Inc. - TX*(5)	11/1/10	SPBC-NASDAQ	$ 222	7.79%	2.87%	31%	$ 17.3	100%	115%	9.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.1%
Standard Financial Corp. - PA*	10/7/10	STND-NASDAQ	$ 396	11.23%	0.62%	278%	$ 33.6	100%	112%	4.3%	C/S	$200K/3.5%	8.0%	4.0%	10.0%	4.8%
Madison Bancorp, Inc. - MD	10/7/10	MDSN-OTCBB	$ 151	6.15%	0.58%	76%	$ 6.1	100%	87%	12.0%	N.A.	N.A.	7.0%	3.0%	10.0%	10.0%
Century Next Fin. Corp. - LA*	10/1/10	CTUY-OTCBB	$ 91	9.70%	0.35%	57%	$ 10.6	100%	132%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	18.8%
Averages - Standard Conversions:			**$ 215**	**8.72%**	**1.11%**	**111%**	**$ 16.9**	**100%**	**112%**	**8.1%**	**N.A.**	**N.A.**	**7.8%**	**3.8%**	**10.0%**	**10.9%**
Medians - Standard Conversions:			**$ 186**	**8.75%**	**0.60%**	**67%**	**$ 13.9**	**100%**	**114%**	**8.1%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**10.1%**
Second Step Conversions																
Kaiser Fed. Fin. Grp., Inc. - CA*(5)	11/191/20	KFFG-NASDAQ	$ 867	10.92%	3.79%	42%	$ 63.8	67%	85%	6.9%	N.A.	N.A.	6.0%	4.0%	10.0%	0.2%
FedFirst Financial Corp., - PA*	9/21/10	FFCO-NASDAQ	$ 356	12.37%	0.78%	157%	$ 17.2	58%	85%	10.6%	N.A.	N.A.	0.0%	3.4%	8.5%	2.0%
Averages - Second Step Conversions:			**$ 612**	**11.65%**	**2.29%**	**99.26%**	**$ 40.5**	**62%**	**85%**	**8.8%**	**N.A.**	**N.A.**	**3.0%**	**3.7%**	**9.2%**	**1.1%**
Medians - Second Step Conversions:			**$ 612**	**11.65%**	**2.29%**	**99.26%**	**$ 40.5**	**62%**	**85%**	**8.8%**	**N.A.**	**N.A.**	**3.0%**	**3.7%**	**9.2%**	**1.1%**
Mutual Holding Company Conversions																
NONE																
Averages - Mutual Holding Company Conversions:																
Medians - Mutual Holding Company Conversions:																
Averages - All Conversions:			**$ 347**	**9.69%**	**1.50%**	**106.80%**	**$ 24.8**	**87%**	**103%**	**8.3%**	**NA**	**NA**	**6.2%**	**3.7%**	**9.7%**	**7.6%**
Medians - All Conversions:			**$ 289**	**10.31%**	**0.70%**	**66.57%**	**$ 17.2**	**100%**	**99%**	**8.1%**	**NA**	**NA**	**7.5%**	**4.0%**	**10.0%**	**7.4%**

Institution	Initial Dividend Yield (%)	Pro Forma Data: Pricing Ratios(3)			Pro Forma Data: Financial Charac.			IPO Price ($)	Post-IPO Pricing Trends: Closing Price:							
		P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)		First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)	Thru 11/26/10 ($)	% Change (%)
Standard Conversions																
SP Bancorp, Inc. - TX*(5)	0.00%	55.9%	NM	7.3%	-0.1%	13.1%	-0.5%	$10.00	$9.40	-6.0%	$9.34	-6.6%	$9.07	-9.3%	$9.05	-9.5%
Standard Financial Corp. - PA*	0.00%	55.2%	12.1x	8.2%	0.7%	15.2%	4.6%	$10.00	$11.90	19.0%	$11.89	18.9%	$12.95	29.5%	$13.56	35.6%
Madison Bancorp, Inc. - MD	0.00%	43.4%	NM	3.9%	-0.3%	9.0%	-3.6%	$10.00	$12.50	25.0%	$12.50	25.0%	$12.50	25.0%	$10.50	5.0%
Century Next Fin. Corp. - LA*	0.00%	61.0%	26.1x	10.7%	0.4%	17.5%	2.3%	$10.00	$12.50	25.0%	$11.50	15.0%	$11.00	10.0%	$11.15	11.5%
Averages - Standard Conversions:	**0.00%**	**53.9%**	**19.1x**	**7.5%**	**0.2%**	**13.7%**	**0.7%**	**$10.00**	**$11.58**	**15.8%**	**$11.31**	**13.08%**	**$11.38**	**13.80%**	**$11.07**	**10.65%**
Medians - Standard Conversions:	**0.00%**	**55.5%**	**19.1x**	**7.8%**	**0.2%**	**14.2%**	**0.9%**	**$10.00**	**$12.20**	**22.0%**	**$11.70**	**16.95%**	**$11.75**	**17.50%**	**$10.83**	**8.25%**
Second Step Conversions																
Kaiser Fed. Fin. Grp., Inc. - CA*(5)	0.00%	66.6%	27.8	10.4%	0.4%	15.7%	2.3%	$10.00	$9.99	-0.1%	$9.60	-4.0%	$9.60	-4.0%	$9.60	-4.0%
FedFirst Financial Corp., - PA*	0.00%	52.0%	34.2	8.1%	0.2%	15.6%	1.5%	$10.00	$11.00	10.0%	$11.23	12.3%	$11.20	12.0%	$13.45	34.5%
Averages - Second Step Conversions:	**0.00%**	**59.3%**	**31.0x**	**9.2%**	**0.3%**	**15.6%**	**1.9%**	**$10.00**	**$10.50**	**5.0%**	**$10.42**	**4.2%**	**$10.40**	**4.0%**	**$11.53**	**15.3%**
Medians - Second Step Conversions:	**0.00%**	**59.3%**	**31.0x**	**9.2%**	**0.3%**	**15.6%**	**1.9%**	**$10.00**	**$10.50**	**5.0%**	**$10.42**	**4.2%**	**$10.40**	**4.0%**	**$11.53**	**15.3%**
Mutual Holding Company Conversions																
NONE																
Averages - Mutual Holding Company Conversions:																
Medians - Mutual Holding Company Conversions:																
Averages - All Conversions:	**0.00%**	**56.7%**	**26.0x**	**8.1%**	**0.2%**	**14.3%**	**1.1%**	**$10.00**	**$11.22**	**12.2%**	**$11.01**	**10.1%**	**$11.05**	**10.5%**	**$11.22**	**12.2%**
Medians - All Conversions:	**0.00%**	**55.5%**	**26.9x**	**8.1%**	**0.3%**	**16.4%**	**1.9%**	**$10.00**	**$11.45**	**14.5%**	**$11.50**	**13.7%**	**$11.20**	**11.0%**	**$11.16**	**8.3%**

Note: * - Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

November 26, 2010

Table 4.3
Market Pricing Comparatives
Prices As of November 26, 2010

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
Financial Institution	Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies	$9.98	$271.23	($0.15)	$13.04	17.58x	76.37%	9.16%	83.98%	17.10x	$0.22	1.82%	28.19%	$2,633	11.36%	10.95%	4.40%	-0.08%	0.56%	-0.13%	-0.33%
Converted Last 3 Months (no MHC)	$11.42	$48.70	$0.35	$18.48	22.50x	61.48%	9.65%	64.81%	21.50x	$0.08	0.74%	23.89%	$488	10.33%	19.78%	NA	0.32%	4.68%	0.31%	4.61%
Converted Last 3 Months (no MHC)																				
FFCO FedFirst Financial Corp. of PA	$13.45	$40.26	$0.29	$19.67	NM	68.38%	10.85%	70.02%	NM	$0.12	0.89%	40.00%	$371	5.61%	5.44%	NA	0.24%	4.31%	0.23%	4.17%
KFFG Kaiser Federal Financial Group of CA	$9.60	$91.79	$0.36	$15.45	26.67x	62.14%	9.98%	63.87%	26.67x	$0.20	2.08%	55.56%	$920	7.41%	45.38%	NA	0.37%	5.05%	0.37%	5.05%
SPBC SP Bancorp, Inc. of Plano, TX	$9.05	$15.61	($0.08)	$17.90	NM	50.56%	6.64%	50.56%	NM	$0.00	0.00%	0.00%	$235	13.10%	13.10%	NA	0.07%	NM	-0.06%	NM
STND Standard Financial Corp. of PA	$13.56	$47.16	$0.83	$20.91	18.32x	64.85%	11.12%	74.79%	16.34x	$0.00	0.00%	0.00%	$424	15.20%	15.20%	NA	0.61%	NM	0.68%	NM

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Franklin Financial'ls stock price of recently completed and pending acquisitions of other thrift institutions operating in Virginia. As shown in Exhibit IV-4, there were two Virginia thrift acquisitions completed from the beginning of 2006 through November 26, 2010, and there are currently no acquisitions pending of a Virginia savings institution. The recent acquisition activity involving Virginia savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Franklin Financial's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Franklin Financial's stock would tend to be less compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Company's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of the Company's Board of Directors and senior management. The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. The Company currently does not have any senior management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OTS regulated institution, Franklin Financial will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects Franklin Federal's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Downward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Moderate Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Company's to-be-issued stock – price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches – all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that the Peer Group on average has had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the cash and stock contribution to the Foundation, RP Financial concluded that, as of November 26, 2010, the pro forma market value of Franklin Financial's conversion stock was $108,150,000 at the midpoint, equal to 10,815,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled a net loss of $1.081 million for the twelve months ended September 30, 2010. In deriving Franklin Financial's core earnings, the adjustments made to reported earnings were to eliminate the following: gain on sale of loans equal to $372,000, gain on sale of investment securities equal to $2.045 million, net change in value of call options equal to $49,000 and net impairment of investment securities equal to $7.629 million. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 38.0% for the earnings adjustments, the Company's core earnings were determined to equal $2.120 million for the twelve months ended September 30, 2010. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	($1,081)
Deduct: Gain on sale of loans(1)	(231)
Deduct: Gain on sale of investment securities(1)	(1,268)
Deduct: Net change in value of call options	(30)
Add: Net impairment of investment securities(1)	4,730
Core earnings estimate	$2,120

(1) Tax effected at 38.0%.

Based on the Company's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma reported P/E multiple at the $108.2 million midpoint value was not meaningful ("NM") as the result of the pro forma net loss recorded for the twelve month period. The Company's core P/E multiple equaled 78.80 times at the $108.2 midpoint value. Comparatively, the Peer Group's average reported and core P/E multiples equaled 20.17 times and 18.05 times, respectively (see Table 4.4). In comparison to the Peer Group's average core earnings P/E multiple, the Company's pro forma core P/E multiple at the midpoint value indicated a premium of 336.57%. The Peer Group's median reported and core earnings multiples equaled 18.57 times and 14.00 times, respectively. In comparison to the Peer Group's median core earnings P/E multiple, the Company's core P/E multiple at the midpoint value indicated a premium of 462.86%.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $108.2 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 49.80%. In comparison to the average P/B and P/TB ratios for the Peer Group of 63.34% and 69.75%, respectively, the Company's ratios reflected a discount of 21.38% on a P/B basis and a discount of 28.60% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 63.40% and 71.62%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 21.45% and 30.47%, respectively. At the top of the super

Table 4.4
Public Market Pricing
Franklin Financial Corporation and the Comparables
As of November 26, 2010

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
	Price/ Share(1)	Market Value	Core 12 Month EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tng Eq/ Assets	NPAs/ Assets	Reported ROA	Reported ROE	Core ROA	Core ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Franklin Financial Corporation																				
Superrange	$10.00	$143.03	$0.08	$17.25	NM	57.97%	13.11%	57.97%	126.00x	$0.00	0.00%	0.00%	$1,091	22.62%	22.62%	3.79%	-0.19%	-0.84%	0.10%	0.46%
Maximum	$10.00	$124.37	$0.10	$18.57	NM	53.85%	11.57%	53.85%	98.54x	$0.00	0.00%	0.00%	$1,075	21.48%	21.48%	3.85%	-0.18%	-0.84%	0.12%	0.55%
Midpoint	$10.00	$108.15	$0.13	$20.08	NM	49.80%	10.19%	49.80%	78.80x	$0.00	0.00%	0.00%	$1,061	20.46%	20.46%	3.90%	-0.17%	-0.84%	0.13%	0.63%
Minimum	$10.00	$91.93	$0.16	$22.12	NM	45.21%	8.77%	45.21%	61.99x	$0.00	0.00%	0.00%	$1,048	19.41%	19.41%	3.95%	-0.16%	-0.84%	0.14%	0.73%
All Public Companies(7)																				
Averages	$10.42	$303.25	($0.21)	$14.00	17.16x	72.67%	8.47%	80.32%	16.80x	$0.23	1.79%	29.86%	$2,779	11.05%	10.71%	4.14%	-0.14%	0.19%	-0.20%	-0.83%
Medians	$10.54	$57.46	$0.32	$13.45	14.83x	73.39%	7.09%	75.88%	15.34x	$0.18	1.47%	0.00%	$941	9.93%	9.19%	2.78%	0.31%	3.16%	0.27%	2.85%
All Non-MHC State of VA(7)																				
Averages	$3.51	$15.31	$0.33	$8.46	10.64x	41.49%	2.84%	41.49%	10.64x	$0.00	0.00%	0.00%	$539	9.12%	9.12%	4.61%	0.26%	2.94%	0.26%	2.94%
Medians	$3.51	$15.31	$0.33	$8.46	10.64x	41.49%	2.84%	41.49%	10.64x	$0.00	0.00%	0.00%	$539	6.85%	6.85%	4.61%	0.26%	2.94%	0.26%	2.94%
Comparable Group Averages																				
Averages	$11.42	$59.82	$0.78	$17.03	20.17x	63.34%	6.76%	69.75%	18.05x	$0.27	1.88%	16.53%	$952	11.09%	10.22%	2.36%	0.41%	4.02%	0.41%	3.82%
Medians	$9.95	$62.53	$0.44	$14.19	18.57x	63.40%	5.96%	71.62%	14.00x	$0.12	1.43%	0.00%	$732	10.21%	9.14%	2.29%	0.39%	2.74%	0.27%	3.35%
Comparable Group																				
CZWI Citizens Comm. Bancorp Inc. of WI	$4.20	$21.47	$0.30	$11.03	28.00x	38.08%	3.73%	43.03%	14.00x	$0.00	0.00%	0.00%	$576	9.78%	8.76%	1.79%	0.13%	1.38%	0.27%	2.75%
CFFC Community Financial Corp. of VA	$3.51	$15.31	$0.33	$8.46	10.64x	41.49%	2.84%	41.49%	10.64x	$0.00	0.00%	0.00%	$539	9.12%	9.12%	4.61%	0.26%	2.94%	0.26%	2.94%
FCLF First Clover Leaf Fin. Corp. of IL	$6.12	$48.42	$0.17	$9.89	24.48x	61.88%	8.37%	73.73%	36.00x	$0.24	3.92%	NM	$579	13.52%	11.60%	3.26%	0.34%	2.54%	0.23%	1.72%
FDEF First Defiance Financial Corp. of OH	$12.04	$97.74	$0.20	$25.20	22.30x	47.78%	4.79%	69.52%	NM	$0.00	0.00%	0.00%	$2,042	11.80%	8.95%	2.81%	0.21%	1.85%	0.08%	0.69%
FSFG First Savings Financial Corp. of IN	$14.40	$34.78	$1.26	$22.18	14.85x	64.92%	6.93%	77.13%	11.43x	$0.00	0.00%	0.00%	$501	10.68%	9.15%	1.47%	0.53%	4.42%	0.69%	5.74%
HFFC HF Financial Corp. of SD	$10.85	$75.55	$0.49	$13.41	14.09x	80.91%	5.99%	84.90%	22.14x	$0.45	4.15%	58.44%	$1,261	7.41%	7.08%	2.15%	0.44%	6.03%	0.28%	3.84%
HBCP Home Bancorp Inc. Lafayette LA	$13.63	$113.29	$0.60	$15.89	34.95x	85.78%	16.22%	86.98%	22.72x	$0.00	0.00%	0.00%	$698	18.91%	18.70%	0.30%	0.51%	2.45%	0.79%	3.76%
HFBC HopFed Bancorp. Inc. of KY	$9.05	$66.38	$0.65	$13.80	9.63x	65.58%	5.92%	66.20%	13.92x	$0.31	3.43%	32.98%	$1,121	10.64%	10.57%	2.22%	0.65%	7.25%	0.45%	5.01%
MFSF MutualFirst Financial Inc. of IN	$8.40	$58.67	$0.38	$14.58	33.60x	57.61%	4.07%	60.48%	22.11x	$0.24	2.86%	NM	$1,440	9.28%	8.97%	2.67%	0.12%	1.32%	0.19%	2.01%
TSH Teche Holding Corp. of N. Iberia LA	$32.00	$66.62	$3.37	$35.81	9.20x	89.36%	8.70%	94.03%	9.50x	$1.42	4.44%	40.80%	$765	9.74%	9.30%	2.35%	0.94%	10.01%	0.91%	9.69%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

range, the Company's P/B and P/TB ratios both equaled 57.97%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 8.48% and 16.89%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflect discounts of 8.56% and 19.06%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting premium pricing ratios indicated under the earnings approach.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $108.2 million midpoint of the valuation range, the Company's value equaled 10.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 6.76%, which implies a premium of 50.74% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 5.96%, the Company's pro forma P/A ratio at the midpoint value reflects a premium of 70.97%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, four standard conversion offerings were completed during the past three months. In comparison to the 53.9% average closing forma P/TB ratio of the recent standard conversions, the Company's P/TB ratio of 49.8% at the midpoint value reflects an implied discount of 7.61%. At the top of the superrange, the Company's P/TB ratio of 58.0% reflects an implied premium of 7.61% relative to the recent standard conversions average P/TB ratio at closing. The current average P/TB ratio of the two recent standard conversions that are publicly-traded equaled 62.7%, based on closing stock prices as of November 26, 2010. In comparison to the current average P/TB ratio of the recent publicly-traded standard conversions, the Company's P/TB ratio at the midpoint value reflects an implied discount of 20.57% and at the top of the superrange reflects an implied discount of 7.50%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 26, 2010, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $108,150,000 at the midpoint, equal to 10,815,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $91,927,500 and a maximum value of $124,372,500. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 9,192,750 at the minimum and 12,437,250 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $143,028,380 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 14,302,838. Based on this valuation range, the offering range is as follows: $89,250,000 at the minimum, $105,000,000 at the midpoint, $120,750,000 at the maximum and $138,862,500 at the supermaximum. Based on the $10.00 per share offering price, the number of offering shares is as follows: 8,925,000 at the minimum, 10,500,000 at the midpoint, 12,075,000 at the maximum and 13,886,250 at the supermaximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS (continued)

EXHIBIT I-1

Franklin Financial Corporation
Map of Office Locations

Exhibit I-1
Franklin Financial Corporation
Map of Office Locations


Counties
Chesterfield
Hanover
Henrico
Richmond City
Pushpins
Corporate Headquarters
Branches
Hanover
Richmond City
Henrico
Chesterfield
Powhatan
Mechanicsville
Tuckahoe
Lakeside
East Highland Park
Highland Springs
Laurel Park
Glen Allen
New Kent
Charles City
Bellwood Manor
Chester
Copyright © and (P) 1988–2009 Microsoft Corporation and/or its suppliers. All rights reserved.

EXHIBIT I-2

Franklin Financial Corporation
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

Franklin Financial Corporation
Key Operating Ratios

Exhibit I-3
Franklin Financial Corporation
Key Operating Ratios

	For the Year Ended September 30,				
	2010	2009	2008	2007	2006
Performance Ratios:					
Return on average assets	(0.11)%	(0.71)%	(2.13)%	0.94%	0.95%
Return on average equity	(0.85)	(6.27)	(15.04)	6.62	6.67
Interest rate spread (1)	2.32	1.77	1.46	1.22	1.42
Net interest margin (2)	2.58	2.06	1.98	1.81	1.92
Efficiency ratio (3)	48.56	57.18	49.40%	51.09	50.76
Average interest-earning assets to average interest-bearing liabilities	109.99	108.22	113.04	113.88	113.34
Average equity to average assets	12.67	11.34	14.20	14.22	14.22
Capital Ratios (4):					
Tier 1 capital to average assets	10.39%	9.23%	8.91%	9.77%	10.70%
Tier 1 capital to risk-weighted assets	14.21	11.40	14.04	17.68	17.36
Total capital to risk-weighted assets	14.68	11.35	12.97	17.06	16.43
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	2.72%	1.64%	1.11%	0.98%	1.04%
Allowance for loan losses as a percent of nonperforming loans	45	40	420	786	440
Net charge-offs (recoveries) to average outstanding loans during the period	0.86	0.13	–	0.01	–
Nonperforming loans as a percent of total loans	6.03	4.12	0.23	0.13	0.24
Nonperforming assets as a percent of total assets	3.07	2.12	0.11	0.05	0.09
Other Data:					
Number of offices	8	7	7	7	7

(1) Represents the difference between the weighted average yield on average interest-earning assets on a tax-equivalent basis and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income on a tax-equivalent basis as a percent of average interest-earning assets.
(3) Represents other expense divided by the sum of net interest income on a tax-equivalent basis and other income, net of gains or losses on securities, fixed assets and foreclosed assets.
(4) Ratios are for Franklin Federal.

Source: Franklin Financial's prospectus.

EXHIBIT I-4

Franklin Financial Corporation
Investment Portfolio Composition

Exhibit I-4
Franklin Financial Corporation
Investment Portfolio Composition

	At September 30,					
	2010		2009		2008	
	Amortized Cost (1)	Fair Value	Amortized Cost (1)	Fair Value	Amortized Cost (1)	Fair Value
	(Dollars in thousands)					
Securities available for sale:						
U.S. government and federal agencies	$ –	$ –	$ –	$ –	$ 30,015	$ 30,198
States and political subdivisions	20,066	20,840	26,971	26,799	58,137	58,498
Agency mortgage-backed securities	27,017	28,672	37,541	39,186	33,608	33,314
Agency collateralized mortgage obligations	83,520	85,067	83,162	86,731	94,926	94,588
Corporate equity securities	23,846	22,813	31,617	30,308	27,493	26,762
Corporate debt securities	114,585	119,251	135,663	132,811	98,977	89,627
Total securities available for sale	269,034	276,643	314,954	315,835	343,156	332,987
Securities held to maturity:						
Agency mortgage-backed securities	6,343	6,493	7,413	7,523	8,539	8,486
Agency collateralized mortgage obligations	8,271	9,154	11,436	12,216	13,591	13,438
Non-agency collateralized mortgage obligations	21,892	17,850	30,516	31,218	45,961	41,999
Total securities held to maturity	36,506	33,497	49,365	50,957	68,091	63,923
Total	$305,540	$310,140	$364,319	$366,792	$411,247	$396,910

(1) Amortized cost excludes other-than-temporary impairment charges related to factors other than credit that are included in accumulated other comprehensive income. Securities classified as held to maturity are carried at amortized cost less amounts recognized in accumulated other comprehensive income.

Source: Franklin Financial's prospectus.

EXHIBIT I-5

Franklin Financial Corporation
Yields and Costs

Exhibit I-5
Franklin Financial Corporation
Yields and Costs

	For the Year Ended September 30,								
	2010			2009			2008		
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:									
Interest-earning assets:									
Loans:									
One- to four-family	$128,275	$ 9,144	7.13%	$ 151,976	$10,790	7.10%	$ 151,676	$ 10,565	6.97%
Multi-family	86,392	5,759	6.67	86,927	5,532	6.36	72,915	5,118	6.92
Nonresidential	154,733	10,312	6.66	99,321	6,857	6.90	59,079	4,501	7.62
Construction	61,614	2,607	4.23	74,454	2,875	3.86	87,790	6,222	7.09
Land and land development	73,978	4,683	6.33	77,734	4,004	5.15	71,852	4,518	6.29
Other	3,511	147	4.19	7,070	337	4.77	8,069	537	6.66
Total loans	508,503	32,652	6.42	497,482	30,395	6.11	452,381	31,461	6.95
Securities:									
Collateralized mortgage obligations	128,642	6,280	4.88	149,859	8,206	5.48	88,537	4,889	5.52
Mortgage-backed securities	40,745	1,704	4.18	52,292	2,516	4.81	23,018	1,147	4.98
States and political subdivisions	21,621	993	4.59	25,808	1,521	5.89	40,061	2,521	6.29
U. S. government agencies	–	–	–	8,954	431	4.81	97,867	4,574	4.67
Corporate equity securities	24,198	461	1.91	26,037	1,254	4.82	38,814	2,148	5.53
Corporate debt securities	126,639	6,441	5.09	142,228	8,831	6.21	78,909	4,319	5.47
Bond and mortgage funds	–	–	–	–	–	–	81,514	3,726	4.57
Total securities	341,845	15,879	4.65	405,178	22,759	5.62	448,720	23,324	5.20
Investment in FHLB stock	13,360	47	0.35	13,302	28	0.21	12,428	633	5.09
Other interest-earning assets	86,858	237	0.27	58,669	369	0.63	59,826	2,189	3.66
Total interest-earning assets	950,566	48,815	5.14	974,631	53,550	5.49	973,355	57,607	5.92
Allowance for loan loss	(10,357)			(6,629)			(4,536)		
Noninterest-earning assets	59,354			61,184			49,431		
Total assets	$999,561			$1,029,186			$1,018,250		
Liabilities and equity:									
Interest-bearing liabilities:									
Deposits:									
Passbook savings	2,483	25	1.02	6,578	108	1.64	8,154	193	2.37
Money market savings	211,729	2,715	1.28	168,395	3,243	1.93	167,564	5,093	3.04
Money market checking	34,028	440	1.29	10,093	180	1.78	273	11	3.87
Certificates of deposit	405,067	10,704	2.64	462,917	16,958	3.66	448,414	20,566	4.59
Total interest-bearing deposits	653,307	13,883	2.12	647,983	20,489	3.16	624,405	25,863	4.14
FHLB borrowings	210,890	10,453	4.96	252,786	12,989	5.14	236,645	12,500	5.28
Total interest-bearing liabilities	864,197	24,336	2.82	900,769	33,478	3.72	861,050	38,363	4.46
Noninterest-bearing liabilities	8,742			11,687			12,647		
Total liabilities	872,939			912,456			873,697		
Retained earnings	128,385			131,300			152,323		
Accumulated other comprehensive loss	(1,763)			(14,570)			(7,770)		
Total net worth	126,622			116,730			144,553		
Total liabilities and net worth	$999,561			$1,029,186			$1,018,250		
Net interest income (tax-equivalent basis)		$24,479			$20,072			$ 19,244	
Interest rate spread (1)			2.32%			1.77%			1.46%
Net interest margin (2)			2.58%			2.06%			1.98%
Average interest-earning assets to average interest-bearing liabilities			110%			108%			113%

(1) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Source: Franklin Financial's prospectus.

EXHIBIT I-6

Franklin Financial Corporation
Loan Loss Allowance Activity

Exhibit I-6
Franklin Financial Corporation
Loan Loss Allowance Activity

(Dollars in thousands)	Year Ended September 30,				
	2010	2009	2008	2007	2006
Allowance at beginning of period	$8,524	$5,323	$4,166	$3,900	$3,400
Charge offs:					
One- to four-family	230	–	–	37	–
Nonresidential	501	–	–	–	–
Construction	2,965	445	–	–	–
Land and land development	812	–	–	–	–
Other	–	204	–	–	–
Total charge-offs	4,508	649	–	37	–
Recoveries:					
One- to four-family	6	6	3	3	–
Construction	66	–	–	–	–
Other	75	–	–	–	–
Total recoveries	147	6	3	3	–
Net charge-offs (recoveries)	4,361	643	(3)	34	–
Provision for loan losses	9,256	3,844	1,154	300	500
Allowance at end of period	$13,419	$8,524	$5,323	$4,166	$3,900
Allowance as a percentage of nonperforming loans at the end of the period	45%	40%	420%	786%	440%
Allowance as a percentage of total loans at the end of the period	2.72%	1.64%	1.11%	0.98%	1.04%
Net charge-offs (recoveries) to average loans outstanding during the period	0.86	0.13%	–%	0.01%	–%

Source: Franklin Financial's prospectus.

EXHIBIT I-7

Franklin Financial Corporation
Interest Rate Risk Analysis

Exhibit I-7
Franklin Financial Corporation
Interest Rate Risk Analysis

Change in Basis Points	Present Value of Equity		
	Market Value	$ Change	% Change
	(Dollars in thousands)		
(100)	$ 82,627	(11,918)	(12.6)%
(50)	87,375	(7,170)	(7.6)
0	94,545	–	–
50	96,870	2,326	2.5
100	98,839	4,294	4.5
200	100,436	5,891	6.2
300	100,793	6,249	6.6

Using the same assumptions as above, the sensitivity of our projected net interest income for the twelve months ending September 30, 2011 is as follows:

Change in Basis Points	Projected Net Interest Income		
	Market Value	$ Change	% Change
	(Dollars in thousands)		
(100)	$26,441	(2,115)	(7.4)%
(50)	27,270	(1,287)	(4.5)
0	28,556	–	–
50	28,639	83	0.3
100	28,682	126	0.4
200	28,763	206	0.7
300	28,720	164	0.6

Source: Franklin Financial's prospectus.

EXHIBIT I-8

Franklin Financial Corporation
Fixed and Adjustable Rate Loans

Exhibit I-8
Franklin Financial Corporation
Fixed and Adjustable Rate Loans

	Fixed Rates	Floating or Adjustable Rates	Total
One- to four-family	$128,205	$ –	$128,205
Multi-family	69,724	–	69,724
Nonresidential	151,344	8,447	159,791
Construction	–	–	–
Land and land development	893	10,252	11,145
Other	747	–	747
Total loans originated	$350,913	$ 18,699	$369,612

Source: Franklin Financial's prospectus.

EXHIBIT I-9

Franklin Financial Corporation
Loan Portfolio Composition

Exhibit I-9
Franklin Financial Corporation
Loan Portfolio Composition

	At September 30,									
	2010		2009		2008		2007		2006	
(Dollars in thousands)	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
One- to four-family	$128,696	26.0%	$142,505	27.5%	$157,838	33.0%	$130,632	30.9%	$100,744	26.7%
Multi-family	78,183	15.8	88,406	17.0	84,308	17.6	65,171	15.4	60,049	16.0
Nonresidential	173,403	35.1	132,344	25.5	69,492	14.5	59,957	14.2	48,657	12.9
Construction (1)	40,294	8.2	72,079	13.9	80,273	16.8	87,609	20.7	83,482	22.2
Land and land development (1)	70,482	14.3	78,368	15.1	79,192	16.6	65,739	15.5	70,015	18.6
Other loans	2,977	0.6	5,337	1.0	7,252	1.5	14,021	3.3	13.472	3.6
Total loans	494,055	100.0%	519,039	100.0%	478,355	100.0%	423,129	100.0%	376,419	100.0%
Less:										
Deferred loan fees	3,601		3,503		3,016		2,625		2,355	
Allowance for loan losses	13,419		8,524		5,323		4,166		3,900	
Loans, net	$477,035		$507,012		$470,016		$416,315		$370,165	

(1) Undisbursed amounts for construction loans are netted in the applicable construction loan balance in the table above.

Source: Franklin Financial's prospectus.

EXHIBIT I-10

Franklin Financial Corporation
Contractual Maturity by Loan Type

Exhibit I-10
Franklin Financial Corporation
Contractual Maturity by Loan Type

(Dollars in thousands)	At September 30, 2010						
	One- to Four-Family	Multi-Family	Non-Residential	Construction	Land and Land Development	Other	Total Loans
Amounts due in:							
One year or less	$ 491	$ 8,459	$ 13,612	$ 40,294	$59,337	$2,250	$124,443
More than one year to five years	3,178	10,652	17,322	–	10,326	–	41,478
More than five years to ten years	2,138	2,410	19,995	–	19	49	24,611
More than ten years	122,889	56,662	122,474	–	800	698	303,523
Total	$128,696	$78,183	$173,403	$40,294	$70,482	$2,997	$494,055

Source: Franklin Financial's prospectus.

EXHIBIT I-11

Franklin Financial Corporation
Loan Originations, Purchases, Sales and Repayments

Exhibit I-11
Franklin Financial Corporation
Loan Originations, Purchases, Sales and Repayments

(Dollars in thousands)	Year Ended September 30,		
	2010	2009	2008
Net loans and loans held for sale at beginning of period	$507,152	$470,336	$430,501
Loans originated:			
One- to four-family	34,134	43,941	44,273
Multi-family	1,300	11,628	29,749
Nonresidential	37,182	64,577	15,870
Construction	29,039	31,651	51,679
Land and land development	2,813	3,284	58,529
Other	166	3,433	15,453
Total loans originated	104,634	158,514	215,553
Loans purchased	–	–	–
Total loans originated and purchased	104,634	158,514	215,553
Deduct:			
Loan principal repayments	(91,572)	(86,053)	(154,721)
Loan sales	(19,197)	(29,162)	(19,472)
Charge-offs	(4,508)	(649)	–
Foreclosed loans transferred to REO	(11,715)	(2,183)	–
Additions (deductions) for other items (1)	(4,983)	(3,651)	(1,525)
Net loan activity	(27,336)	36,816	39,835
Net loans and loans held for sale at end of period	$479,816	$507,152	$470,336

(1) Other items consist of deferred loan fees, the allowance for loan losses and loans in process.

Source: Franklin Financial's prospectus.

EXHIBIT I-12

Franklin Financial Corporation
Non-Performing Assets

Exhibit I-12
Franklin Financial Corporation
Non-Performing Assets

	At September 30,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Non-accrual loans:					
One- to four-family	$ 4,546	$ 2,442	$ 887	$ 530	$ 859
Nonresidential	7,860	–	–	–	27
Construction	1,470	2,010	184	–	–
Land and land development	14,667	16,741	197	–	–
Total	28,543	21,193	1,268	530	886
Accruing loans past due 90 days or more:					
Construction	90	–	–	–	–
Land and land development	1,140	197	–	–	–
Total	1,230	197	–	–	–
Total of nonperforming loans	29,773	21,390	1,268	530	886
Real estate owned	11,581	1,650	138	138	–
Total nonperforming assets	41,354	23,040	1,406	668	886
Troubled debt restructurings (1)	–	–	–	–	–
Troubled debt restructurings and total nonperforming assets	$41,354	$23,040	$ 1,406	$ 668	$ 886
Total nonperforming loans to total loans	6.03%	4.12%	0.23%	0.13%	0.24%
Total nonperforming loans to total assets	3.07%	2.12%	0.11%	0.05%	0.09%
Total nonperforming assets and troubled debt restructurings to total assets	4.26%	2.28%	0.12%	0.07%	0.09%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on non-accrual status and are included in non-accrual loans above.

Source: Franklin Financial's prospectus.

EXHIBIT I-13

Franklin Financial Corporation
Summary of Non-Performing Loans

Exhibit I-13
Franklin Financial Corporation
Summary of Non-Performing Loans

- **Land and land development loans:**
  - One loan on a mixed use development on 257 acres in Central Virginia that, as proposed, will contain 80,000 square feet of retail space, a 280 unit apartment complex and over 300 attached and detached single family lots. Construction of the apartment complex is expected to begin by mid 2011. As of September 30, 2010, 64 single-family lots had been sold. Payments of principal and interest are made as lots are sold. This loan had a balance of $11.4 million at September 30, 2010 and was two months delinquent. This loan was identified as impaired at both September 30, 2010 and 2009. However, no allowance was recorded at either period end due to sufficient collateral value. The loan was 31-60 days delinquent and on non-accrual status at September 30, 2010. The most recent appraisal, which was in January 2009, valued the portion of the property that remained unsold at September 30, 2010 at $20.1 million.
  - One loan on 71 single-family lots and 58 acres of developed land in Central Virginia. As of September 30, 2010, nine single-family lots had been sold. The loan is a participation with another bank and was current at September 30, 2010. Our participation interest is 62%, and our balance on this loan was $1.6 million at September 30, 2010. This loan was modified in a troubled debt restructuring during the year ended September 30, 2010 and had a related specific allowance of $66,000 at year end. The loan was placed on non-accrual status at September 30, 2010 in accordance with our policy following a troubled debt restructuring. The most recent appraisal, which was in September 2006, valued the portion of the entire property that remained unsold at September 30, 2010 at approximately $5.3 million.
  - One loan on approximately 26 acres of land zoned for residential development in Central Virginia with a loan balance of $1.7 million at September 30, 2010. Plans call for the eventual development of 48 residential building lots from this land. This loan was identified as impaired as management does not believe it will be able to collect all amounts due under the loan agreement. As a result, a specific allowance of $836,000 was estimated at September 30, 2010 based upon a September 2010 appraisal, which valued the property at $960,000. The loan was 121-150 days delinquent and on non-accrual status at September 30, 2010.

- **Nonresidential real estate loans:**
  - One loan on a 37,880 square foot strip shopping center in Northern Virginia with four available out-parcel sites, two of which have contingent ground leases in negotiation. The shopping center, which is 29% leased, is within one mile of a major regional shopping center. The loan is a participation with two other banks, and our participation portion is approximately 32%. The balance at September 30, 2010 was $2.3 million. This loan was modified in a troubled debt restructuring during the year ended September 30, 2010 and had a related specific allowance of $215,000 at year end. The loan was 151-180 days delinquent and on non-accrual status at September 30, 2010. The most recent appraisal, which was in September 2008, valued the entire property at $11.1 million.
  - One loan on two shopping centers in North Carolina under one deed of trust. One shopping center is in Greensboro and one is in Asheboro, with 84,000 total leasable square feet. The shopping centers do not generate sufficient cash flow to service the loan debt. The loan balance was $5.6 million at September 30, 2010. The loan was 91-120 days delinquent and on non-accrual status at September 30, 2010. The most recent appraisal, which was in April 2008, values the properties at $8.2 million.

Exhibit I-13 (continued)
Franklin Financial Corporation
Summary of Non-Performing Loans

- **Construction loans**
  - One construction line of credit on 19 developed lots and one completed single-family residence with a balance of $1.5 million at September 30, 2010, all in Central Virginia. This line was classified as impaired at September 30, 2010 and had a specific allowance of $747,000 based upon appraisals from October 2010, which valued the properties at $804,000. These properties were foreclosed upon in October 2010 and converted to real estate owned.
  - Seven loans to one borrower on seven one-to four-family homes in Central Virginia with an aggregate balance of $907,000 at September 30, 2010. These properties were foreclosed upon in October 2010 and converted to real estate owned. The most recent appraisals, dated September 2010, valued the properties at $427,000. Accordingly, a specific allowance of $460,000 was recorded at September 30, 2010.
- **One-to four-family**
  - Thirty-four loans on one-to four-family residential properties in Central Virginia to multiple borrowers with an aggregate balance of $3.3 million at September 30, 2010. The loans were generally between 60 and 180 days delinquent and on non-accrual status at September 30, 2010.

Source: Franklin Financial's prospectus.

EXHIBIT I-14

Franklin Financial Corporation
Deposit Composition

Exhibit I-14
Franklin Financial Corporation
Deposit Composition

	At September 30,		
	2010	2009	2008
	(Dollars in thousands)		
Passbook savings	$ 1,313	$ 4,426	$ 8,530
Money market savings	222,788	193,068	159,703
Money market checking	42,593	22,277	1,725
Certificates of deposit	380,433	427,591	465,645
Total	$647,127	$647,362	$635,603

Source: Franklin Financial's prospectus.

EXHIBIT I-15

Franklin Financial Corporation
Maturity of Time Deposits

Exhibit I-15
Franklin Financial Corporation
Maturity of Time Deposits

	Amount Due					
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Certificate Accounts
			(Dollars in thousands)			
Less than 1.00%	$ 38,551	$ 2,074	$ –	$ –	$ 40,625	10.7%
1.00 – 1.99%	167,657	18,377	2,889	–	188,923	49.7
2.00 – 2.99%	12,671	8,559	10,400	9,049	40,679	10.7
3.00 – 3.99%	10,659	2,849	1,132	12,785	27,425	7.2
4.00 – 4.99%	11,961	1,650	9,344	14,389	37,344	9.8
5.00 – 5.99%	11,822	22,545	7,710	3,360	45,437	11.9
Total	$253,321	$56,054	$31,475	$39,583	$380,433	100.0%

Source: Franklin Financial's prospectus.

EXHIBIT I-16

Franklin Financial Corporation
Borrowing Activity

Exhibit I-16
Franklin Financial Corporation
Borrowing Activity

The following table sets forth selected information regarding FHLB overnight borrowings for the periods indicated.

	Year Ended September 30,		
	2010	2009	2008
	(Dollars in thousands)		
Balance outstanding at end of period	$ –	$ –	$ –
Interest rate at end of period	0.45%	0.36%	3.25%
Maximum amount outstanding at any month-end during period	$ –	$27,000	$25,000
Average amount outstanding during period	$ –	$ 2,403	$ 5,926
Weighted average interest rate during period	N/A	1.24%	2.66%

Long-term debt consists of borrowings from the FHLB with various interest rates and maturity dates. At September 30, 2010, all FHLB borrowings were long-term borrowings that mature in 2014 through 2026, $110.0 million of which are convertible at various times during 2012, at the FHLB's option, into three-month LIBOR-based floating rate borrowings beginning on specified dates or on any quarterly interest payment dates thereafter, with at least two business days notice. If the FHLB converts a borrowing, we may choose to prepay all or part of the borrowing without a prepayment fee on the conversion date or any subsequent quarterly interest reset date.

The weighted average rate of FHLB borrowings was 4.80% at September 30, 2010. The contractual maturities of FHLB borrowings, excluding call provisions, as of September 30, 2010 are as follows:

	At September 30,
	(Dollars in thousands)
2011	$ –
2012	–
2013	–
2014	20,000
2015	25,000
Thereafter	145,000
	$ 190,000

Source: Franklin Financial's prospectus.

EXHIBIT II-1

Franklin Financial Corporation
Description of Office Properties

Exhibit II-1
Franklin Financial Corporation
Description of Office Properties

Location	Year Opened	Square Footage	Owned/ Leased	Lease Expiration Date	Net Book Value at September 30, 2010 (In thousands)
Main Office:					
4501 Cox Road Glen Allen, Virginia 23060	1994	35,210	Owned	N/A	$2,899
Branch Offices:					
5100 Nine Mile Road Richmond, Virginia 23223	1996	2,472	Owned	N/A	259
5011 Brook Road Richmond, Virginia 23227	1992	2,288	Owned	N/A	332
7013 Three Chopt Road Richmond, Virginia 23226	1954	2,229	Leased	5/31/2014	11
7336-7338 Bell Creek Road Mechanicsville, Virginia 23111	1993	3,500	Leased	6/30/2013	52
9000 West Huguenot Road Richmond, Virginia 23235	1992	3,280	Owned	N/A	503
9961 Iron Bridge Road Chesterfield, Virginia 23832	1997	7,433	Owned	N/A	532
1717 Bellevue Avenue Richmond, Virginia 23227	2010	414	Leased	5/31/2011	3

Source: Franklin Financial's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.16%	0.27%	2.53%
As of Nov. 26, 2010		3.25%	0.16%	0.28%	2.87%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 26, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	1,518	1	06-30	03/05	13.56	139
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,389	14	06-30	06/96	6.76	77
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	920 P	9	06-30	11/10	9.60	92
FPTB	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	863	9	12-31	08/02	11.78	50
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	509	5	12-31	01/96	1.96	3
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	4,528	101	12-31	11/83	0.65	41
FCFL	First Community Bk Corp of FL (3)	NASDAQ	Pinellas Park FL	Thrift	506	11	12-31	05/03	2.00	11
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	60,615	131	12-31	06/05	11.40	6,004
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	41,707	282	12-31	11/93	16.90	7,361
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	18,937	85	12-31	11/93	12.22	1,196
ISBC	Investors Bcrp MHC of NJ(43.6)	NASDAQ	Short Hills, NJ	Thrift	8,952	68	06-30	10/05	12.04	1,369
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,143	173	06-30	12/09	10.44	1,157
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	6,823 J	82	12-31	01/03	13.75	824
BNCL	Beneficial Mut MHC of PA(44.1)	NASDAQ	Philadelphia, PA	Thrift	4,899	68	12-31	07/07	7.83	637
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,247	19	12-31	11/95	13.69	428
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,997	23	12-31	06/96	14.04	485
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	3,831	129	12-31	/	5.65	435
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	3,799	37	12-31	11/86	43.79	372
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,021	35	09-30	01/04	9.62	368
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,466	23	06-30	06/10	11.38	640
KRNY	Kearny Fin Cp MHC of NJ (26.0)	NASDAQ	Fairfield, NJ	Thrift	2,376	27	06-30	02/05	8.67	589
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,225	23	12-31	07/96	12.27	231
NFBK	Northfield Bcp MHC of NY(43.6)	NASDAQ	Avenel, NY	Thrift	2,194	18	12-31	11/07	12.73	554
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,939	24	12-31	06/90	14.82	178
ROMA	Roma Fin Corp MHC of NJ (26.9)	NASDAQ	Robbinsville, NJ	Thrift	1,824	15	12-31	07/06	9.71	297
PVSA	Parkvale Financial Corp of PA (3)	NASDAQ	Monroeville, PA	Thrift	1,821	48	06-30	07/87	7.60	42
ABBC	Abington Bancorp, Inc. of PA (3)	NASDAQ	Jenkintown, PA	Thrift	1,258	12	12-31	06/07	11.77	237
CSBK	Clifton Svg Bp MHC of NJ(36.4)	NASDAQ	Clifton, NJ	Thrift	1,136	11	03-31	03/04	9.90	259
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,131	12	12-31	06/10	10.40	151
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,072	14	09-30	04/07	13.07	177
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,059	8	12-31	10/07	11.27	73
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,054	18	12-31	02/08	8.31	111
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	976	4	12-31	/	3.27	33
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	857	7	09-30	08/87	15.06	56
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	838	10	12-31	12/09	11.57	84
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	755	9	03-31	10/94	2.25	6
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	703	14	12-31	07/94	21.68	58
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	697	14	09-30	06/88	5.65	17
MLVF	Malvern Fed Bncp MHC PA(44.6)	NASDAQ	Paoli, PA	Thrift	695 J	8	09-30	05/08	5.77	35
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	648	16	12-31	07/10	7.84	56
BCSB	BCSB Bancorp, Inc. of MD (3)	NASDAQ	Baltimore, MD	Thrift	622 J	18	09-30	04/08	10.15	32
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	593	9	12-31	07/10	10.58	44
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	Nw Brunswick, NJ	Thrift	543 J	5	09-30	01/06	3.36	19
PBIP	Prudential Bncp MHC PA (29.3)	NASDAQ	Philadelphia, PA	Thrift	538 J	7	09-30	03/05	6.29	63
GCBC	Green Co Bcrp MHC of NY (44.1)	NASDAQ	Catskill, NY	Thrift	529	13	06-30	12/98	17.75	73
BFSB	Brooklyn Fed MHC of NY (28.2)	NASDAQ	Brooklyn, NY	Thrift	524 J	5	09-30	04/05	1.70	22
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	Elmira, NY	Thrift	503	10	12-31	03/85	17.00	33
NECB	NE Comm Bncrp MHC of NY (45.0)	NASDAQ	White Plains, NY	Thrift	500	8	12-31	07/06	6.00	79
LSBK	Lake Shore Bnp MHC of NY(40.2)	NASDAQ	Dunkirk, NY	Thrift	476	9	12-31	04/06	8.03	48
ALLB	Alliance Bank MHC of PA (40.7)	NASDAQ	Broomall, PA	Thrift	436	9	12-31	01/07	7.25	48
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	424 P	12	09-30	10/10	13.56	47
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	406	14	12-31	11/95	8.10	20
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	386	5	12-31	08/88	2.66	21

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 26, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	371 P	9	12-31	09/10	13.45	40
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	366	5	06-30	01/10	12.45	58
MSBF	MSB Fin Corp MHC of NJ (40.9)	NASDAQ	Millington, NJ	Thrift	356	5	06-30	01/07	6.00	31
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Rome, NY	Thrift	332	5	12-31	03/05	11.18	76
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	318	6	06-30	11/93	9.75	20
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	243 J	6	09-30	04/07	9.34	17
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,334 M	176	12-31	04/97	1.24	190
TFSL	TFS Fin Corp MHC of OH (26.3)	NASDAQ	Cleveland, OH	Thrift	10,939 J	38	09-30	04/07	8.04	2,479
CFFN	Capitol Fd Fn MHC of KS (29.5)	NASDAQ	Topeka, KS	Thrift	8,487	45	09-30	04/99	23.29	1,723
ABCW	Anchor BanCorp Wisconsin of WI (3)	NASDAQ	Madison, WI	M.B.	3,804	72	03-31	07/92	0.87	19
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	3,431	79	12-31	10/03	4.61	211
FPFC	First Place Fin. Corp. of OH (3)	NASDAQ	Warren, OH	Thrift	3,153 J	47	06-30	01/99	2.43	41
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,318	39	12-31	07/98	1.18	36
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,042	35	12-31	10/95	12.04	98
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,896	10	12-31	10/05	3.71	116
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,570	18	12-31	06/05	9.49	200
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,452	12	09-30	12/98	7.65	83
MFSF	MutualFirst Fin. Inc. of IN (3)	NASDAQ	Muncie, IN	Thrift	1,440	33	12-31	12/99	8.40	59
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,416 J	9	09-30	09/85	13.13	103
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,261	33	06-30	04/92	10.85	76
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,121	18	12-31	02/98	9.05	66
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,119	22	12-31	07/98	5.28	57
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	961 J	12	09-30	09/93	12.95	40
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	907	17	12-31	06/94	2.98	13
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	837	17	06-30	12/92	1.92	49
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	579	4	12-31	07/06	6.12	48
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	576 J	27	09-30	11/06	4.20	21
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	501 J	7	09-30	12/08	14.40	35
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	499	6	06-30	03/06	6.94	54
FFFD	North Central Bancshares of IA (3)	NASDAQ	Fort Dodge, IA	Thrift	456	11	12-31	03/96	15.39	21
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	452	13	12-31	01/99	15.20	42
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	449	8	12-31	10/07	8.30	38
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	411	11	03-31	01/03	8.30	25
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	385	5	12-31	02/95	11.05	17
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	382	9	12-31	12/96	13.90	21
CHEV	Cheviot Fin Cp MHC of OH(38.5)	NASDAQ	Cincinnati, OH	Thrift	351	6	12-31	01/04	9.40	83
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	304	7	12-31	07/10	10.32	20
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	287	4	12-31	12/98	0.90	4
FFHS	First Franklin Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	275	8	12-31	01/88	14.28	24
KFFB	KY Fst Fed Bp MHC of KY (39.8)	NASDAQ	Hazard, KY	Thrift	236	4	06-30	03/05	9.37	73
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	226	8	12-31	04/05	2.64	8
PFED	Park Bancorp of Chicago IL (3)	NASDAQ	Chicago, IL	Thrift	215	5	12-31	08/96	4.25	5
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	215	11	06-30	12/93	6.03	9
FFDF	FFD Financial Corp of Dover OH (3)	NASDAQ	Dover, OH	Thrift	206	5	06-30	04/96	14.10	14
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	21,898	293	12-31	04/07	12.36	4,522
NAL	NewAlliance Bancshares of CT (3)	NYSE	New Haven, CT	Thrift	8,826	88	12-31	04/04	13.35	1,403
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	2,798	43	12-31	06/00	19.79	278
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	2,660	18	12-31	07/02	9.95	588
DNBK	Danvers Bancorp, Inc. of MA (3)	NASDAQ	Danvers, MA	Thrift	2,631	26	12-31	01/08	15.54	326
EBSB	Meridian Fn Serv MHC MA (41.8)	NASDAQ	East Boston, MA	Thrift	1,796	25	12-31	01/08	10.73	241
RCKB	Rockville Fin MHC of CT (43.3)	NASDAQ	Vrn Rockville CT	Thrift	1,640	21	12-31	05/05	10.92	206
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,545	24	12-31	12/07	14.99	242
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,253	11	12-31	01/07	8.12	230
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,003	27	12-31	05/86	12.80	74
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	991	10	12-31	12/88	42.70	91

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 26, 2010

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
New England Companies (continued)										
LEGC	Legacy Bancorp, Inc. of MA (3)	NASDAQ	Pittsfield, MA	Thrift	972	20	12-31	10/05	7.87	68
SIFI	SI Fin Gp Inc MHC of CT (38.2)	NASDAQ	Willimantic, CT	Thrift	890	21	12-31	10/04	6.67	79
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	North Andover,MA	Thrift	780	8	12-31	05/86	20.90	94
NVSL	Naug Vlly Fin MHC of CT (40.4)	NASDAQ	Naugatuck, CT	Thrift	581	10	12-31	10/04	6.43	45
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	574	9	06-30	01/07	10.15	70
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	569	8	12-31	07/06	12.45	77
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	546 P	6	09-30	07/10	11.94	85
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	526	9	03-31	10/86	14.50	24
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	486	8	06-30	10/04	3.50	23
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	453	6	12-31	07/06	11.80	41
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	253 J	7	04-30	12/87	8.44	18
North-West Companies										
WFSL	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,487	172	09-30	11/82	14.79	1,664
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,280	1	12-31	10/07	3.40	64
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	859	18	03-31	10/97	2.35	53
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	743	22	09-30	01/98	3.79	27
South-East Companies										
FFCH	First Fin. Holdings Inc. of SC (3)	NASDAQ	Charleston, SC	Thrift	3,323	65	09-30	11/83	11.44	189
SUPR	Superior Bancorp of AL (3)	NASDAQ	Birmingham, AL	Thrift	3,167	73	12-31	12/98	0.39	5
CHFN	Charter Fin Corp MHC GA (49.0)	NASDAQ		Thrift	1,147 J	0		/	8.40	156
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,088	15	12-31	10/02	4.77	55
ACFC	Atl Cst Fed Cp of GA MHC(34.9)	NASDAQ	Waycross, GA	Thrift	893	11	12-31	10/04	1.64	22
TSH	Teche Hlding Cp of N Iberia LA (3)	AMEX	New Iberia, LA	Thrift	765 J	20	09-30	04/95	32.00	67
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	698	11	12-31	10/08	13.63	113
HBOS	Heritage Fn Gp MHC of GA(24.3)	NASDAQ	Albany, GA	Thrift	683	10	12-31	06/05	8.50	88
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	678 J	20	12-31	05/96	1.05	5
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	644	12	06-30	07/03	3.18	21
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	539	11	03-31	03/88	3.51	15
FABK	First Advantage Bancorp of TN (3)	NASDAQ	Clarksville, TN	Thrift	345	5	12-31	11/07	11.53	47
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	322	3	12-31	07/07	14.55	55
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	286	7	12-31	01/10	11.25	31
GSLA	GS Financial Corp. of LA (3)	NASDAQ	Metairie, LA	Thrift	267	6	12-31	04/97	10.17	13
South-West Companies										
VPFG	ViewPoint Finanical Group of TX (3)	NASDAQ	Plano, TX	Thrift	2,986	24	12-31	07/10	10.50	366
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,126	16	12-31	01/10	12.41	148
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	235 P	8	12-31	11/10	9.05	16
Western Companies (Excl CA)										
UWBK	United Western Bncp, Inc of CO (3)	NASDAQ	Denver, CO	Thrift	2,221 J	8	12-31	10/96	0.32	9
HOME	Home Federal Bancorp Inc of ID (3)	NASDAQ	Nampa, ID	Thrift	1,483	24	09-30	12/07	10.81	180
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,441	25	12-31	07/09	18.44	226
EBMT	Eagle Bancorp Montana of MT (3)	NASDAQ	Helena, MT	Thrift	331	6	06-30	04/10	9.91	40
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 11/26/10

EXHIBIT III-2

Public Market Pricing of Southeast Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of November 26, 2010

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.98	271.23	-0.15	13.04	17.58	76.37	9.16	83.98	17.10	0.22	1.82	28.19	2,633	11.36	10.95	4.40	-0.08	0.56	-0.13	-0.33
Special Selection Grouping(8)	10.64	55.65	-1.03	15.41	19.29	62.47	8.10	64.57	17.45	0.22	1.32	10.20	814	12.57	12.36	4.02	-0.92	-4.94	-0.83	-3.81
Comparable Group																				
Special Comparative Group(8)																				
AFCB Athens Bancshares, Inc. of TN	11.25	31.24	0.13	18.20	NM	61.81	10.91	62.36	NM	0.20	1.78	NM	286	17.65	17.53	NA	0.11	0.76	0.13	0.89
ACFC Atl Cst Fed Cp of GA MHC(34.9)(7)	1.64	7.69	-1.27	3.83	NM	42.82	2.47	42.93	NM	0.00	0.00	NM	893	5.76	5.74	5.72	-2.03	-32.70	-1.87	-30.09
CHFN Charter Fin Corp MHC GA (49.0)(7)	8.40	156.11	0.20	6.05	35.00	138.84	13.61	145.58	NM	0.20	2.38	NM	1,147	9.81	9.40	2.51	0.39	3.97	0.32	3.31
CSBC Citizens South Bnkg Corp of NC	4.77	54.91	-0.70	6.53	NM	73.05	5.05	74.88	NM	0.04	0.84	NM	1,088	8.80	8.64	NA	-2.13	-22.55	-0.82	-8.67
CFFC Community Fin. Corp. of VA	3.51	15.31	0.33	8.46	10.64	41.49	2.84	41.49	10.64	0.00	0.00	0.00	539	9.12	9.12	4.61	0.26	2.94	0.26	2.94
FABK First Advantage Bancorp of TN	11.53	47.38	0.17	16.34	NM	70.56	13.74	70.56	NM	0.20	1.73	NM	345	19.47	19.47	1.04	0.23	1.13	0.20	1.01
FFBH First Fed. Bancshares of AR	1.05	5.09	-8.82	5.82	NM	18.04	0.75	18.04	NM	0.00	0.00	NM	678	6.55	6.55	12.45	-5.72	NM	-5.89	NM
FFCH First Fin. Holdings Inc. of SC	11.44	189.07	-2.34	15.32	NM	74.67	5.69	87.86	NM	0.20	1.75	NM	3,323	9.57	8.53	NA	-1.19	-12.08	-1.14	-11.49
GSLA GS Financial Corp. of LA	10.17	12.79	-0.84	22.39	NM	45.42	4.79	45.42	NM	0.40	3.93	NM	267	10.55	10.55	4.89	-0.14	-1.38	-0.39	-3.75
HBOS Heritage Fn Gp MHC of GA(24.3)(7)	8.50	21.51	-0.11	6.07	NM	140.03	12.93	143.58	NM	0.36	4.24	NM	683	9.24	9.03	NA	-0.21	-2.01	-0.19	-1.84
HBCP Home Bancorp Inc. Lafayette LA	13.63	113.29	0.60	15.89	34.95	85.78	16.22	86.98	22.72	0.00	0.00	0.00	698	18.91	18.70	0.30	0.51	2.45	0.79	3.76
JFBI Jefferson Bancshares Inc of TN	3.18	21.14	-3.77	8.54	NM	37.24	3.28	38.88	NM	0.00	0.00	NM	644	8.82	8.48	NA	-3.71	-34.15	-3.84	-35.37
LABC Louisiana Bancorp, Inc. of LA	14.55	55.26	0.54	16.22	22.38	89.70	17.14	89.70	26.94	0.00	0.00	0.00	322	19.11	19.11	0.85	0.75	3.50	0.63	2.90
SUPR Superior Bancorp of AL(7)	0.39	4.90	-17.42	0.24	NM	162.50	0.15	NM	NM	0.00	0.00	NM	3,167	0.49	0.05	15.24	-6.45	NM	-6.70	NM
TSH Teche Hlding Cp of N Iberia LA	32.00	66.62	3.37	35.81	9.20	89.36	8.70	94.03	9.50	1.42	4.44	40.80	765	9.74	9.30	NA	0.94	10.01	0.91	9.69

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes South-East Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of November 26, 2010

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (x)	Dividends(4) Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	9.98	271.23	-0.15	13.04	17.58	76.37	9.16	83.98	17.10	0.22	1.82	28.19	2,633	11.36	10.95	4.40	-0.08	0.56	-0.13	-0.33
Special Selection Grouping(8)	8.06	67.26	-0.44	13.06	16.20	63.76	7.19	68.57	16.52	0.19	1.86	21.50	1,589	10.78	10.16	5.00	-0.17	-1.14	-0.42	-3.45
Comparable Group																				
Special Comparative Group(8)																				
ABCW Anchor BanCorp Wisconsin of WI(7)	0.87	18.86	-3.40	0.15	NM	NM	0.50	NM	NM	0.00	0.00	NM	3,804	2.13	0.67	11.86	-1.38	NM	-1.73	NM
BKMU Bank Mutual Corp of WI	4.61	210.89	-0.23	8.65	NM	53.29	6.15	61.63	NM	0.12	2.60	NM	3,431	11.63	10.21	NA	0.14	1.25	-0.30	-2.61
BFIN BankFinancial Corp. of IL	9.49	199.86	-0.01	12.32	NM	77.03	12.73	85.42	NM	0.28	2.95	NM	1,570	16.52	15.15	4.29	-0.03	-0.16	-0.01	-0.08
CITZ CFS Bancorp, Inc of Munster IN	5.28	57.30	0.47	10.49	12.57	50.33	5.12	50.33	11.23	0.04	0.76	9.52	1,119	10.17	10.17	8.44	0.42	4.09	0.47	4.57
CFFN Capitol Fd Fn MHC of KS (29.5)(7)	23.29	507.49	0.91	13.00	25.32	179.15	20.31	179.15	25.59	2.00	8.59	NM	8,487	11.33	11.33	NA	0.80	7.17	0.80	7.09
CFBK Central Federal Corp. of OH	0.90	3.71	-2.21	2.30	NM	39.13	1.29	39.65	NM	0.00	0.00	NM	287	5.78	5.72	4.83	-3.02	-40.39	-3.24	-43.33
CHEV Cheviot Fin Cp MHC of OH(38.5)	9.40	32.08	0.20	7.96	39.17	118.09	23.77	118.09	NM	0.44	4.68	NM	351	20.13	20.13	NA	0.61	3.07	0.51	2.55
CZWI Citizens Comm Bncorp Inc of WI	4.20	21.47	0.30	11.03	28.00	38.08	3.73	43.03	14.00	0.00	0.00	0.00	576	9.78	8.76	1.79	0.13	1.38	0.27	2.75
FFDF FFD Financial Corp of Dover OH	14.10	14.27	0.82	18.32	11.85	76.97	6.93	76.97	17.20	0.68	4.82	57.14	206	9.01	9.01	NA	0.60	6.63	0.41	4.57
FBSI First Bancshares, Inc. of MO	6.03	9.35	-1.14	14.53	NM	41.50	4.35	41.73	NM	0.00	0.00	NM	215	10.49	10.44	NA	-0.82	-7.47	-0.83	-7.53
FCAP First Capital, Inc. of IN	15.20	42.36	1.04	17.41	12.99	87.31	9.36	98.51	14.62	0.76	5.00	64.96	452	10.75	9.65	NA	0.71	6.90	0.63	6.13
FCLF First Clover Leaf Fin Cp of IL	6.12	48.42	0.17	9.89	24.48	61.88	8.37	73.73	36.00	0.24	3.92	NM	579	13.52	11.60	NA	0.34	2.54	0.23	1.72
FDEF First Defiance Fin. Corp of OH	12.04	97.74	0.20	25.20	22.30	47.78	4.79	69.52	NM	0.00	0.00	0.00	2,042	11.80	8.95	2.81	0.21	1.85	0.08	0.69
FFNM First Fed of N. Michigan of MI	2.64	7.61	-0.93	8.27	NM	31.92	3.37	32.88	NM	0.00	0.00	NM	226	10.57	10.29	NA	-1.09	-10.48	-1.16	-11.20
FFHS First Franklin Corp. of OH	14.28	24.08	-2.32	12.56	NM	113.69	8.76	113.69	NM	0.00	0.00	NM	275	7.70	7.70	NA	-0.72	-9.38	-1.35	-17.70
FPFC First Place Fin. Corp. of OH	2.43	41.25	-2.91	10.76	NM	22.58	1.31	23.73	NM	0.00	0.00	NM	3,153	8.01	7.75	4.42	-0.96	-11.53	-1.52	-18.23
FSFG First Savings Fin. Grp. of IN	14.40	34.78	1.26	22.18	14.85	64.92	6.93	77.13	11.43	0.00	0.00	0.00	501	10.68	9.15	NA	0.53	4.42	0.69	5.74
FBC Flagstar Bancorp, Inc. of MI	1.24	190.36	-4.96	5.46	NM	22.71	1.33	22.71	NM	0.00	0.00	NM	14,334	7.71	7.71	11.60	-3.46	NM	-4.98	NM
HFFC HF Financial Corp. of SD	10.85	75.55	0.49	13.41	14.09	80.91	5.99	84.90	22.14	0.45	4.15	58.44	1,261	7.41	7.08	2.15	0.44	6.03	0.28	3.84
HMNF HMN Financial, Inc. of MN	2.98	12.84	-5.08	13.00	NM	22.92	1.42	22.92	NM	0.00	0.00	NM	907	8.83	8.83	NA	-2.08	-22.10	-2.20	-23.39
HFBC HopFed Bancorp, Inc. of KY	9.05	66.38	0.65	13.80	9.63	65.58	5.92	66.20	13.92	0.31	3.43	32.98	1,121	10.64	10.57	NA	0.65	7.25	0.45	5.01
JXSB Jacksonville Bancorp Inc of IL	10.32	19.89	0.57	19.09	11.34	54.06	6.55	58.40	18.11	0.30	2.91	32.97	304	12.11	11.31	NA	0.59	6.29	0.37	3.94
KFFB KY Fst Fed Bp MHC of KY (39.8)	9.37	29.26	0.13	7.41	NM	126.45	30.89	169.75	NM	0.40	4.27	NM	236	24.43	19.40	3.27	0.46	1.89	0.43	1.75
LSBI LSB Fin. Corp. of Lafayette IN	11.05	17.17	0.53	22.57	12.85	48.96	4.46	48.96	20.85	0.00	0.00	0.00	385	9.12	9.12	4.10	0.36	3.89	0.22	2.39
LPSB LaPorte Bancrp MHC of IN(45.0)	8.30	17.16	0.46	11.15	12.77	74.44	8.48	90.71	18.04	0.00	0.00	0.00	449	11.39	9.54	1.45	0.71	5.96	0.50	4.22
CASH Meta Financial Group of IA	12.95	39.92	2.41	22.64	4.35	57.20	4.15	59.54	5.37	0.52	4.02	17.45	961	7.26	7.00	0.86	1.02	17.08	0.82	13.81
MFSF MutualFirst Fin. Inc. of IN	8.40	58.67	0.38	14.58	33.60	57.61	4.07	60.48	22.11	0.24	2.86	NM	1,440	9.28	8.97	2.67	0.12	1.32	0.19	2.01
NASB NASB Fin, Inc. of Grandview MO	13.13	103.31	-2.38	21.01	10.18	62.49	7.30	63.49	NM	0.00	0.00	0.00	1,416	11.67	11.51	4.72	0.67	6.15	-1.24	-11.35
FFFD North Central Bancshares of IA	15.39	20.79	1.03	29.48	12.61	52.20	4.56	52.20	14.94	0.04	0.26	3.28	456	10.96	10.96	4.11	0.36	3.38	0.31	2.85
PVFC PVF Capital Corp. of Solon OH	1.92	49.23	-0.30	3.21	NM	59.81	5.88	59.81	NM	0.00	0.00	NM	837	9.84	9.84	10.08	-0.38	-4.64	-0.89	-10.71
PFED Park Bancorp of Chicago IL	4.25	5.07	-4.21	17.71	NM	24.00	2.35	24.00	NM	0.00	0.00	NM	215	9.81	9.81	NA	-2.33	-22.14	-2.32	-22.03
PULB Pulaski Fin Cp of St. Louis MO	7.65	82.88	-0.14	7.87	NM	97.20	5.71	102.14	NM	0.38	4.97	NM	1,452	8.01	7.75	5.13	0.08	1.03	-0.11	-1.32
RIVR River Valley Bancorp of IN	13.90	21.04	1.08	18.13	9.65	76.67	5.50	76.88	12.87	0.84	6.04	58.33	382	8.49	8.47	NA	0.56	7.17	0.42	5.38
TFSL TFS Fin Corp MHC of OH (26.3)	8.04	652.82	-0.04	5.71	NM	140.81	22.67	141.55	NM	0.00	0.00	0.00	10,939	16.10	16.03	NA	0.09	0.53	-0.11	-0.70
UCBA United Comm Bncp MHC IN (40.7)	6.94	22.14	0.11	7.10	NM	97.75	10.91	104.99	NM	0.44	6.34	NM	499	11.16	10.47	NA	0.25	1.98	0.19	1.55
UCFC United Community Fin. of OH	1.18	36.49	-1.40	6.51	NM	18.13	1.57	18.18	NM	0.00	0.00	NM	2,318	8.69	8.66	8.47	-1.54	-16.69	-1.85	-19.97
WSBF Waterstone Fin MHC of WI(26.2)	3.71	30.42	-0.65	5.56	NM	66.73	6.11	66.73	NM	0.00	0.00	NM	1,896	9.16	9.16	9.76	-0.30	-3.27	-1.08	-11.82
WAYN Wayne Savings Bancshares of OH	8.30	24.93	0.72	12.89	10.51	64.39	6.07	68.03	11.53	0.24	2.89	30.38	411	9.43	8.97	NA	0.59	6.35	0.53	5.79

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2010 (000)	Proj. Pop. 2015	2000-2010 % Change	2010-2015 % Change	Per Capita Income Amount	Per Capita Income % State Average	Deposit Market Share(1)
Citizens Communty Bancorp of WI	Eau Claire	93	100	104	7.5%	3.8%	24,378	92.0%	9.9%
Community Financial Corp. of VA	Staunton	24	24	25	0.0%	2.9%	23,981	79.5%	27.4%
First Clover Leaf Fin. Corp. of IL	Madison	259	270	274	4.3%	1.6%	25,585	84.9%	10.1%
First Defiance Financial Corp. of OH	Defiance	40	39	39	-0.9%	-0.4%	24,203	93.3%	41.7%
First Savings Financial Group of IN	Clark	96	110	116	13.8%	5.6%	25,333	99.3%	12.0%
HF Financial Corp. of SD	Minnehaha	148	184	204	23.8%	11.3%	26,911	120.9%	1.4%
Home Bancorp, Inc. of LA	Lafayette	191	211	221	10.7%	4.8%	22,048	115.1%	7.8%
HopFed Bancorp, Inc. of KY	Christian	72	79	83	9.3%	4.9%	17,714	77.5%	27.8%
MutualFirst Financial Inc. of IN	Delaware	119	115	112	-3.5%	-2.1%	23,477	92.1%	30.0%
Teche Holding Corp. of LA	St. Mary	54	51	50	-4.8%	-2.4%	15,379	80.3%	13.3%
	Averages:	**110**	**118**	**123**	**6.0%**	**3.0%**	**22,901**	**93.5%**	**18.1%**
	Medians:	**95**	**105**	**108**	**5.9%**	**3.3%**	**24,092**	**92.0%**	**12.6%**
Franklin Financial	**Henrico**	**262**	**301**	**318**	**14.6%**	**5.7%**	**30,592**	**101.5%**	**3.2%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2010.

Sources: ESRI, FDIC.

EXHIBIT IV-1

Stock Prices:
As of November 26, 2010

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2010

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(114)	10.42	27,711	303.2	12.92	8.12	10.41	-0.37	5.24	7.25	-0.12	-0.21	14.00	12.97	142.97
NYSE Traded Companies(6)	8.95	161,894	1,922.5	12.73	6.59	9.00	-1.20	-8.38	-17.09	-0.66	-0.96	9.40	6.63	113.77
AMEX Traded Companies(1)	32.00	2,082	66.6	33.83	26.01	32.00	0.00	-1.30	0.91	3.48	3.37	35.81	34.03	367.67
NASDAQ Listed OTC Companies(107)	10.29	21,506	227.7	12.73	8.02	10.27	-0.34	5.96	8.48	-0.13	-0.21	14.01	13.07	142.22
California Companies(5)	8.73	7,436	72.2	12.50	5.31	8.74	-0.53	24.90	42.41	-0.12	-0.45	13.59	13.51	172.31
Florida Companies(2)	1.33	34,014	25.8	4.14	0.85	1.29	0.86	-26.10	-33.51	-3.17	-3.25	1.60	1.48	82.51
Mid-Atlantic Companies(36)	11.94	46,009	588.0	13.78	8.86	11.91	-0.29	17.34	16.46	0.12	0.24	13.92	12.53	143.55
Mid-West Companies(31)	8.14	13,341	54.6	11.67	6.36	8.20	-0.41	0.14	5.20	-0.15	-0.54	14.18	13.35	159.61
New England Companies(17)	14.23	36,570	449.0	15.80	11.30	14.11	0.84	11.64	11.00	0.68	0.52	15.88	14.00	142.72
North-West Companies(4)	6.08	40,202	451.8	9.71	5.45	6.22	-2.58	-26.86	-20.34	-0.78	-0.69	10.06	8.98	82.91
South-East Companies(12)	10.64	6,021	55.6	12.77	9.22	10.64	-1.18	-13.13	-9.70	-1.06	-1.03	15.41	14.96	144.70
South-West Companies(3)	10.65	16,156	176.4	11.77	9.31	10.59	0.51	8.73	5.55	0.20	0.03	15.37	15.36	105.57
Western Companies (Excl CA)(4)	9.87	15,595	114.0	13.09	8.72	9.83	-2.06	-18.31	-22.42	-0.48	-0.23	12.01	11.95	90.83
Thrift Strategy(108)	10.30	24,516	269.5	12.79	8.12	10.30	-0.41	4.99	6.27	-0.13	-0.21	14.02	13.00	142.79
Mortgage Banker Strategy(3)	3.71	36,989	58.9	5.24	1.52	3.64	-0.28	7.56	47.46	-0.73	-1.36	6.32	6.19	97.07
Real Estate Strategy(1)	1.92	25,642	49.2	4.39	1.61	1.92	0.00	1.05	-1.03	-0.13	-0.30	3.21	3.21	32.63
Diversified Strategy(2)	28.08	187,189	2,447.2	31.58	18.18	27.44	0.99	18.29	22.43	0.66	0.63	26.02	22.82	253.47
Companies Issuing Dividends(69)	12.68	37,294	466.6	15.16	9.89	12.65	-0.04	11.85	13.33	0.60	0.58	15.34	13.97	153.27
Companies Without Dividends(45)	6.91	12,780	48.8	9.42	5.36	6.92	-0.89	-5.05	-2.23	-1.24	-1.44	11.90	11.40	126.92
Equity/Assets <6%(13)	2.55	27,041	39.6	6.48	1.95	2.60	-1.94	-44.21	-41.82	-3.97	-3.79	6.49	5.91	162.57
Equity/Assets 6-12%(59)	11.48	19,799	208.2	14.19	8.55	11.50	-0.52	12.31	16.35	0.38	0.19	15.49	14.60	178.04
Equity/Assets >12%(42)	11.04	39,083	508.5	12.85	9.16	10.98	0.26	8.50	7.53	0.21	0.18	13.89	12.55	88.11
Converted Last 3 Mths (no MHC)(4)	11.42	4,439	48.7	13.26	9.15	11.44	-0.47	19.15	23.00	0.37	0.35	18.48	17.57	119.61
Actively Traded Companies(5)	20.86	33,201	491.9	24.31	15.14	20.98	-1.11	19.76	19.58	1.04	1.20	21.79	20.31	275.79
Market Value Below $20 Million(20)	5.32	4,160	11.1	8.34	4.26	5.40	-2.22	-16.87	-12.18	-2.30	-2.35	11.61	11.54	165.82
Holding Company Structure(109)	10.07	28,690	313.3	12.59	7.89	10.08	-0.52	4.46	6.62	-0.21	-0.29	13.85	12.84	140.26
Assets Over $1 Billion(53)	10.78	55,339	622.1	13.31	8.40	10.72	0.06	4.39	5.77	0.04	-0.05	12.81	11.26	125.58
Assets $500 Million-$1 Billion(34)	10.06	6,173	45.4	12.90	7.79	10.09	-0.99	0.33	1.44	-0.52	-0.55	14.52	13.67	171.49
Assets $250-$500 Million(21)	10.95	3,207	32.4	13.00	8.50	10.97	-0.02	13.08	14.75	0.31	0.15	15.81	15.45	139.12
Assets less than $250 Million(6)	7.57	1,705	11.6	9.47	6.28	7.68	-1.83	11.84	25.24	-0.85	-0.98	14.69	14.63	144.53
Goodwill Companies(69)	10.65	37,473	443.0	13.38	8.43	10.68	-0.63	5.09	6.45	0.06	0.00	14.20	12.52	147.35
Non-Goodwill Companies(45)	10.07	12,501	85.4	12.19	7.64	10.00	0.03	5.47	8.49	-0.40	-0.55	13.67	13.67	136.15
Acquirors of FSLIC Cases(1)	14.79	112,484	1,663.6	21.65	13.97	15.17	-2.50	-23.01	-23.53	1.05	1.43	16.37	14.09	119.90

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2010

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1)	Shares Outst- anding	Market Capital- ization(9)	High	Low	Last Week	Last Week	52 Wks Ago(2)	MostRcnt YrEnd(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Tangible Book Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
Market Averages. MHC Institutions														
All Public Companies(31)	7.68	36,053	103.5	10.18	6.34	7.69	-0.93	-0.29	-0.10	0.23	0.21	8.01	7.50	71.22
NASDAQ Listed OTC Companies(31)	7.68	36,053	103.5	10.18	6.34	7.69	-0.93	-0.29	-0.10	0.23	0.21	8.01	7.50	71.22
Mid-Atlantic Companies(16)	7.79	27,646	98.3	10.62	6.76	7.87	-2.27	-14.88	-14.57	0.23	0.26	8.22	7.86	77.97
Mid-West Companies(7)	7.63	61,455	130.6	9.67	5.75	7.48	1.69	27.84	26.84	0.17	0.04	7.48	6.75	54.59
New England Companies(5)	7.12	14,496	55.6	8.82	5.40	7.09	-0.09	10.16	13.14	0.36	0.40	8.20	7.39	77.19
Thrift Strategy(31)	7.68	36,053	103.5	10.18	6.34	7.69	-0.93	-0.29	-0.10	0.23	0.21	8.01	7.50	71.22
Companies Issuing Dividends(22)	7.98	14,080	36.0	10.55	6.78	8.05	-2.41	-12.41	-10.60	0.18	0.22	8.16	7.75	70.32
Companies Without Dividends(9)	7.19	71,759	213.2	9.57	5.63	7.10	1.49	19.41	16.97	0.30	0.19	7.76	7.08	72.67
Equity/Assets 6-12%(20)	7.86	19,285	73.9	9.79	6.30	7.88	-0.09	10.50	11.02	0.38	0.32	8.36	7.90	87.45
Equity/Assets >12%(10)	7.38	63,301	151.7	10.81	6.41	7.38	-2.29	-17.82	-18.16	-0.02	0.03	7.44	6.84	44.83
Market Value Below $20 Million(3)	5.73	4,134	8.0	6.81	4.06	5.57	3.81	9.50	14.32	0.72	0.61	8.90	8.13	128.63
Holding Company Structure(29)	7.75	37,354	107.7	10.17	6.39	7.74	-0.71	1.52	1.59	0.22	0.20	8.13	7.59	72.09
Assets Over $1 Billion(12)	8.68	93,681	272.3	11.52	7.63	8.67	0.16	8.56	3.55	0.15	0.07	7.22	6.71	58.51
Assets $500 Million-$1 Billion(9)	6.97	7,786	16.4	11.21	5.87	7.17	-5.81	-31.47	-31.48	0.20	0.30	8.25	8.25	86.13
Assets $250-$500 Million(9)	7.03	6,829	19.6	8.07	5.34	6.92	1.29	14.54	18.16	0.32	0.28	8.62	7.96	78.12
Assets less than $250 Million(1)	9.37	7,790	29.3	12.50	7.80	9.55	-1.88	-24.92	-14.82	0.14	0.13	7.41	5.52	30.33
Goodwill Companies(19)	8.27	55,575	166.4	10.56	6.81	8.25	0.23	4.10	5.78	0.25	0.23	8.00	7.10	68.05
Non-Goodwill Companies(12)	6.89	10,025	19.6	9.67	5.72	6.93	-2.47	-6.14	-7.95	0.19	0.18	8.02	8.02	75.44
MHC Institutions(31)	7.68	36,053	103.5	10.18	6.34	7.69	-0.93	-0.29	-0.10	0.23	0.21	8.01	7.50	71.22

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2010

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	12.22	97,877	1,196.1	17.55	9.91	12.42	-1.61	16.16	-1.69	0.59	0.55	12.69	10.79	193.48
BBX	BankAtlantic Bancorp Inc of FL*	0.65	62,571	40.7	3.28	0.60	0.67	-2.99	-52.21	-50.00	-2.39	-2.43	1.02	0.78	72.36
FBC	Flagstar Bancorp, Inc. of MI*	1.24	153,513	190.4	10.10	1.13	1.26	-1.59	-81.76	-79.33	-3.44	-4.96	5.46	5.46	93.37
NYB	New York Community Bcrp of NY*	16.90	435,586	7,361.4	18.20	11.29	16.93	-0.18	46.57	16.47	1.26	1.41	12.62	6.83	95.75
NAL	NewAlliance Bancshares of CT(8)*	13.35	105,077	1,402.8	13.50	10.98	13.25	0.75	11.44	11.16	0.56	0.59	14.02	8.72	84.00
PFS	Provident Fin. Serv. Inc of NJ*	13.75	59,922	823.9	14.50	10.01	13.70	0.36	29.35	29.11	0.66	0.65	15.20	9.29	113.87
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	32.00	2,082	66.6	33.83	26.01	32.00	0.00	-1.30	0.91	3.48	3.37	35.81	34.03	367.67
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA*	11.77	20,162	237.3	12.41	6.50	11.83	-0.51	76.20	70.83	0.19	0.19	10.56	10.56	62.39
ALLB	Alliance Bank MHC of PA (40.7)(8)	7.25	6,676	19.8	8.75	7.00	7.51	-3.46	-15.70	-13.69	0.11	0.11	7.26	7.26	65.29
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.87	21,683	18.9	1.55	0.40	0.80	8.75	45.00	38.10	-2.71	-3.40	0.15	0.00	175.43
AFCB	Athens Bancshares, Inc. of TN*	11.25	2,777	31.2	11.85	10.50	11.48	-2.00	12.50	12.50	0.11	0.13	18.20	18.04	103.09
ACFC	Atl Cst Fed Cp of GA MHC(34.9)(8)	1.64	13,416	7.7	4.25	1.08	1.46	12.33	17.14	8.61	-1.38	-1.27	3.83	3.82	66.53
BCSB	BCSB Bancorp, Inc. of MD*	10.15	3,121	31.7	11.66	8.16	10.97	-7.47	18.16	13.41	-0.40	-0.64	16.17	16.15	199.40
BKMU	Bank Mutual Corp of WI*	4.61	45,747	210.9	7.68	4.45	4.55	1.32	-34.42	-33.48	0.11	-0.23	8.65	7.48	75.01
BFIN	BankFinancial Corp. of IL*	9.49	21,060	199.9	10.40	8.12	9.38	1.17	1.50	-4.14	-0.02	-0.01	12.32	11.11	74.57
BFED	Beacon Federal Bancorp of NY*	11.27	6,443	72.6	11.50	8.14	11.30	-0.27	21.97	19.89	0.76	0.90	16.84	16.84	164.35
BNCL	Beneficial Mut MHC of PA(44.1)	7.83	81,355	282.4	11.05	7.15	7.63	2.62	-17.58	-20.43	-0.03	-0.05	7.79	6.22	60.22
BHLB	Berkshire Hills Bancorp of MA*	19.79	14,036	277.8	22.84	16.20	19.87	-0.40	2.75	-4.30	0.00	-1.00	27.28	14.90	199.38
BOFI	Bofi Holding, Inc. Of CA*	13.56	10,223	138.6	19.27	8.40	12.97	4.55	49.83	35.60	2.13	1.44	12.49	12.49	148.49
BYFC	Broadway Financial Corp. of CA*	1.96	1,744	3.4	7.70	1.68	2.02	-2.97	-69.85	-67.22	-3.96	-3.80	9.62	9.62	291.79
BRKL	Brookline Bancorp, Inc. of MA*	9.95	59,063	587.7	11.63	8.63	9.90	0.51	6.53	0.40	0.46	0.44	8.39	7.62	45.04
BFSB	Brooklyn Fed MHC of NY (28.2)	1.70	12,889	6.2	12.07	1.29	2.29	-25.76	-85.07	-83.07	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.28	10,852	57.3	6.25	2.93	5.34	-1.12	27.23	63.47	0.42	0.47	10.49	10.49	103.16
CMSB	CMS Bancorp Inc of W Plains NY*	9.34	1,863	17.4	10.75	6.76	9.55	-2.20	24.53	37.15	-0.13	-0.32	11.39	11.39	130.20
CBNJ	Cape Bancorp, Inc. of NJ*	8.31	13,314	110.6	8.99	5.74	8.50	-2.24	25.72	23.66	0.33	0.49	10.02	8.29	79.18
CFFN	Capitol Fd Fn MHC of KS (29.5)(8)	23.29	73,993	507.5	38.49	23.00	23.30	-0.04	-21.21	-25.97	0.92	0.91	13.00	13.00	114.70
CARV	Carver Bancorp, Inc. of NY*	2.25	2,484	5.6	9.66	1.52	2.24	0.45	-71.91	-75.14	-11.41	-11.37	6.47	6.40	303.86
CEBK	Central Bncrp of Somerville MA*	14.50	1,667	24.2	15.30	8.11	15.26	-4.98	75.76	74.70	0.97	1.12	21.93	20.59	315.46
CFBK	Central Federal Corp. of OH*	0.90	4,122	3.7	2.00	0.69	0.90	0.00	-45.12	-40.00	-2.06	-2.21	2.30	2.27	69.61
CHFN	Charter Fin Corp MHC GA (49.0)(8)	8.40	18,585	156.1	12.15	7.50	8.10	3.70	-30.00	-16.00	0.24	0.20	6.05	5.77	61.70
CHEV	Cheviot Fin Cp MHC of OH(38.5)	9.40	8,865	32.1	9.55	7.00	8.61	9.18	27.03	27.20	0.24	0.20	7.96	7.96	39.55
CBNK	Chicopee Bancorp, Inc. of MA*	12.45	6,224	77.5	13.15	10.79	12.23	1.80	-3.41	-0.24	0.02	0.01	15.08	15.08	91.47
CZWI	Citizens Comm Bncorp Inc of WI*	4.20	5,113	21.5	5.30	3.01	4.15	1.20	4.22	23.53	0.15	0.30	11.03	9.76	112.73
CSBC	Citizens South Bnkg Corp of NC*	4.77	11,512	54.9	6.90	4.11	4.87	-2.05	-12.96	9.40	-1.82	-0.70	6.53	6.37	94.47
CSBK	Clifton Svg Bp MHC of NJ(36.4)(8)	9.90	26,137	95.1	10.22	8.08	9.19	7.73	11.24	5.66	0.32	0.33	6.77	6.77	43.47
COBK	Colonial Financial Serv. of NJ*	10.58	4,173	44.2	10.85	5.86	10.50	0.76	37.22	37.05	0.90	0.97	16.80	16.80	142.07
CFFC	Community Fin. Corp. of VA*	3.51	4,362	15.3	5.29	2.72	3.84	-8.59	-14.39	-19.12	0.33	0.33	8.46	8.46	123.59
DNBK	Danvers Bancorp, Inc. of MA*	15.54	20,998	326.3	17.09	12.32	14.84	4.72	12.77	19.63	0.76	0.69	13.98	12.39	125.30
DCOM	Dime Community Bancshars of NY*	14.04	34,548	485.1	15.62	10.79	14.09	-0.35	22.94	19.69	1.13	1.18	9.33	7.72	115.69
ESBF	ESB Financial Corp. of PA*	14.82	12,039	178.4	15.00	10.75	14.96	-0.94	21.08	12.10	1.08	1.14	14.53	11.00	161.10
ESSA	ESSA Bancorp, Inc. of PA*	13.07	13,523	176.7	13.52	10.62	12.68	3.08	4.23	11.71	0.33	0.26	12.69	12.69	79.27
EBMT	Eagle Bancorp Montanta of MT*	9.91	4,083	40.5	11.58	7.67	10.03	-1.20	19.54	15.37	0.62	0.33	13.29	13.29	81.02
ESBK	Elmira Svgs Bank, FSB of NY*	17.00	1,964	33.4	17.45	14.55	16.64	2.16	6.38	1.49	1.74	1.22	19.59	12.99	255.94
FFDF	FFD Financial Corp of Dover OH*	14.10	1,012	14.3	15.00	12.01	14.10	0.00	-8.44	3.83	1.19	0.82	18.32	18.32	203.34
FFCO	FedFirst Financial Corp of PA*	13.45	2,993	40.3	14.68	7.10	13.33	0.90	72.66	87.33	0.30	0.29	19.67	19.21	123.96
FSBI	Fidelity Bancorp, Inc. of PA*	5.65	3,048	17.2	10.50	4.00	6.00	-5.83	10.78	12.77	0.09	0.53	14.04	13.16	228.57
FABK	First Advantage Bancorp of TN*	11.53	4,109	47.4	11.63	10.12	11.35	1.59	9.81	8.67	0.19	0.17	16.34	16.34	83.93
FBSI	First Bancshares, Inc. of MO*	6.03	1,551	9.4	10.95	5.76	6.28	-3.98	-30.93	-27.17	-1.13	-1.14	14.53	14.45	138.49
FCAP	First Capital, Inc. of IN*	15.20	2,787	42.4	16.90	13.17	15.82	-3.92	6.52	0.07	1.17	1.04	17.41	15.43	162.34
FCLF	First Clover Leaf Fin Cp of IL*	6.12	7,911	48.4	7.50	5.19	6.28	-2.55	-12.57	-16.73	0.25	0.17	9.89	8.30	73.14
FCFL	First Community Bk Corp of FL*	2.00	5,457	10.9	4.99	1.10	1.91	4.71	0.00	-17.01	-3.94	-4.07	2.18	2.18	92.65
FDEF	First Defiance Fin. Corp of OH*	12.04	8,118	97.7	14.85	8.53	11.56	4.15	0.92	6.64	0.54	0.20	25.20	17.32	251.57
FFNM	First Fed of N. Michigan of MI*	2.64	2,884	7.6	2.79	1.02	2.69	-1.86	82.07	116.39	-0.87	-0.93	8.27	8.03	78.25
FFBH	First Fed. Bancshares of AR*	1.05	4,847	5.1	4.00	0.94	1.15	-8.70	-63.92	-54.15	-8.57	-8.82	5.82	5.82	139.90
FFNW	First Fin NW, Inc of Renton WA*	3.40	18,805	63.9	7.64	3.21	3.51	-3.13	-50.72	-48.09	-3.56	-3.63	9.29	9.29	68.09
FFCH	First Fin. Holdings Inc. of SC*	11.44	16,527	189.1	15.70	8.98	11.22	1.96	-14.88	-12.00	-2.46	-2.34	15.32	13.02	201.07
FFHS	First Franklin Corp. of OH*	14.28	1,686	24.1	16.49	5.20	14.24	0.28	78.50	78.72	-1.23	-2.32	12.56	12.56	163.02

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2010

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
		Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
	NASDAQ Listed OTC Companies (continued)														
FPTB	First PacTrust Bancorp of CA*	11.78	4,244	50.0	13.90	4.44	12.11	-2.73	99.32	120.19	-0.04	0.02	18.79	18.79	203.28
FPFC	First Place Fin. Corp. of OH*	2.43	16,974	41.2	5.71	2.20	2.34	3.85	-10.33	-12.27	-1.84	-2.91	10.76	10.24	185.73
FSFG	First Savings Fin. Grp. of IN*	14.40	2,415	34.8	15.00	10.02	14.71	-2.11	37.40	37.80	0.97	1.26	22.18	18.67	207.66
FFIC	Flushing Fin. Corp. of NY*	13.69	31,238	427.6	15.00	10.19	13.31	2.85	23.89	21.58	1.11	1.23	12.60	12.03	135.95
FXCB	Fox Chase Bancorp, Inc. of PA*	10.40	14,547	151.3	11.22	8.00	10.34	0.58	12.80	16.85	-0.04	-0.17	14.10	14.10	77.74
GSLA	GS Financial Corp. of LA*	10.17	1,258	12.8	15.80	9.36	10.28	-1.07	-35.84	-32.15	-0.31	-0.84	22.39	22.39	212.28
GCBC	Green Co Bcrp MHC of NY (44.1)	17.75	4,123	32.2	18.50	14.46	17.75	0.00	18.73	15.41	1.22	1.22	11.14	11.14	128.42
HFFC	HF Financial Corp. of SD*	10.85	6,963	75.5	11.73	8.77	10.91	-0.55	20.42	11.63	0.77	0.49	13.41	12.78	181.03
HMNF	HMN Financial, Inc. of MN*	2.98	4,310	12.8	6.78	2.79	2.90	2.76	-23.59	-29.05	-4.80	-5.08	13.00	13.00	210.53
HBNK	Hampden Bancorp, Inc. of MA*	10.15	6,945	70.5	11.07	9.01	10.11	0.40	-7.05	-4.69	0.05	0.02	13.49	13.49	82.60
HARL	Harleysville Svgs Fin Cp of PA*	15.06	3,687	55.5	16.20	13.06	14.81	1.69	11.97	8.66	1.36	1.36	14.47	14.47	232.48
HBOS	Heritage Fn Gp MHC of GA(24.3)(8)	8.50	10,398	21.5	13.39	6.56	8.81	-3.52	15.33	17.24	-0.12	-0.11	6.07	5.92	65.72
HIFS	Hingham Inst. for Sav. of MA*	42.70	2,124	90.7	44.60	29.51	42.25	1.07	41.16	39.13	4.61	4.57	33.55	33.55	466.72
HBCP	Home Bancorp Inc. Lafayette LA*	13.63	8,312	113.3	14.49	12.05	13.51	0.89	10.99	11.81	0.39	0.60	15.89	15.67	84.03
HOME	Home Federal Bancorp Inc of ID*	10.81	16,688	180.4	16.12	10.46	10.85	-0.37	-12.11	-18.78	-0.25	-0.13	12.29	12.05	88.86
HFBC	HopFed Bancorp, Inc. of KY*	9.05	7,335	66.4	14.74	8.74	9.07	-0.22	-7.65	-1.09	0.94	0.65	13.80	13.67	152.77
HCBK	Hudson City Bancorp, Inc of NJ*	11.40	526,630	6,003.6	14.75	11.35	11.58	-1.55	-12.64	-16.97	1.05	0.93	10.68	10.38	115.10
ISBC	Investors Bcrp MHC of NJ(43.6)	12.04	113,715	602.6	14.50	10.45	12.07	-0.25	10.87	10.05	0.50	0.45	7.88	7.66	78.72
JXSB	Jacksonville Bancorp Inc of IL*	10.32	1,927	19.9	15.97	8.12	10.40	-0.77	14.67	9.90	0.91	0.57	19.09	17.67	157.67
JFBI	Jefferson Bancshares Inc of TN*	3.18	6,648	21.1	5.48	2.75	3.10	2.58	-36.53	-32.91	-3.64	-3.77	8.54	8.18	96.84
KFFB	KY Fst Fed Bp MHC of KY (39.8)	9.37	7,790	29.3	12.50	7.80	9.55	-1.88	-24.92	-14.82	0.14	0.13	7.41	5.52	30.33
KFFG	Kaiser Federal Fin Group of CA*	9.60	9,561	91.8	14.44	9.60	9.99	-3.90	-22.14	-21.44	0.36	0.36	15.45	15.03	96.21
KRNY	Kearny Fin Cp MHC of NJ (26.0)	8.67	67,975	155.4	10.85	8.41	8.71	-0.46	-10.89	-13.90	0.10	0.10	7.12	5.91	34.96
LSBX	LSB Corp of No. Andover MA(8)*	20.90	4,507	94.2	21.00	9.40	20.90	0.00	89.83	115.24	1.13	0.78	14.20	14.20	173.14
LSBI	LSB Fin. Corp. of Lafayette IN*	11.05	1,554	17.2	12.77	8.27	11.00	0.45	0.45	12.76	0.86	0.53	22.57	22.57	247.58
LPSB	LaPorte Bancrp MHC of IN(45.0)	8.30	4,586	17.2	9.00	4.14	8.00	3.75	86.52	88.64	0.65	0.46	11.15	9.15	97.90
LSBK	Lake Shore Bnp MHC of NY(40.2)	8.03	5,997	19.7	8.50	7.50	8.20	-2.07	5.66	2.16	0.49	0.38	9.65	9.65	79.39
LEGC	Legacy Bancorp, Inc. of MA*	7.87	8,654	68.1	10.20	7.36	7.85	0.25	-20.59	-20.18	-0.83	-0.66	13.57	11.81	112.32
LABC	Louisiana Bancorp, Inc. of LA*	14.55	3,798	55.3	15.50	13.92	14.20	2.46	2.11	0.34	0.65	0.54	16.22	16.22	84.88
MSBF	MSB Fin Corp MHC of NJ (40.9)	6.00	5,180	12.8	8.40	5.91	6.00	0.00	-28.99	-24.43	0.16	0.16	7.77	7.77	68.71
MGYR	Magyar Bancorp MHC of NJ(44.7)	3.36	5,783	8.7	5.36	3.01	3.17	5.99	-16.00	-16.00	0.69	0.55	7.60	7.60	93.97
MLVF	Malvern Fed Bncp MHC PA(44.6)	5.77	6,103	15.7	9.85	5.05	6.01	-3.99	-38.62	-39.83	-0.16	-0.19	11.21	11.21	113.93
MFLR	Mayflower Bancorp, Inc. of MA*	8.44	2,083	17.6	10.35	5.68	8.58	-1.63	27.88	25.97	0.61	0.37	10.07	10.07	121.63
EBSB	Meridian Fn Serv MHC MA (41.8)	10.73	22,462	101.4	12.30	8.20	10.63	0.94	26.98	23.33	0.49	0.50	9.45	8.95	79.94
CASH	Meta Financial Group of IA*	12.95	3,083	39.9	37.88	11.90	12.68	2.13	-40.46	-38.04	2.98	2.41	22.64	21.75	311.81
MFSF	MutualFirst Fin. Inc. of IN*	8.40	6,985	58.7	9.71	5.51	8.65	-2.89	18.48	40.47	0.25	0.38	14.58	13.89	206.22
NASB	NASB Fin, Inc. of Grandview MO*	13.13	7,868	103.3	26.36	12.71	13.93	-5.74	-50.30	-43.62	1.29	-2.38	21.01	20.68	179.96
NECB	NE Comm Bncrp MHC of NY (45.0)	6.00	13,140	35.7	7.50	4.40	6.01	-0.17	-9.50	-8.68	-0.07	-0.07	8.20	8.06	38.05
NHTB	NH Thrift Bancshares of NH*	12.80	5,772	73.9	13.40	9.10	12.80	0.00	33.06	32.09	1.25	0.64	14.45	9.43	173.82
NVSL	Naug Vlly Fin MHC of CT (40.4)(8)	6.43	7,019	18.3	7.42	4.70	5.92	8.61	22.48	12.02	0.27	0.27	7.42	7.41	82.79
NFSB	Newport Bancorp, Inc. of RI*	11.80	3,457	40.8	12.60	10.91	11.85	-0.42	-3.52	-3.67	0.41	0.44	14.14	14.14	131.00
FFFD	North Central Bancshares of IA*	15.39	1,351	20.8	19.66	12.11	15.50	-0.71	0.59	-3.63	1.22	1.03	29.48	29.48	337.29
NFBK	Northfield Bcp MHC of NY(43.6)(8)	12.73	43,541	242.9	15.30	10.51	12.63	0.79	-0.39	-5.84	0.32	0.30	9.25	8.87	50.39
NWBI	Northwest Bancshares Inc of PA*	10.44	110,806	1,156.8	12.79	10.11	10.68	-2.25	0.97	-7.36	0.41	0.51	11.87	10.28	73.49
OBAF	OBA Financial Serv. Inc of MD*	12.45	4,629	57.6	12.74	9.95	12.30	1.22	24.50	24.50	-0.11	0.12	17.38	17.38	79.02
OSHC	Ocean Shore Holding Co. of NJ*	11.57	7,297	84.4	11.99	8.15	11.27	2.66	23.35	29.27	0.73	0.73	13.61	13.61	114.86
OCFC	OceanFirst Fin. Corp of NJ*	12.27	18,823	231.0	13.56	9.75	12.48	-1.68	18.55	8.68	0.88	0.80	10.59	10.59	118.23
OABC	OmniAmerican Bancorp Inc of TX*	12.41	11,903	147.7	12.59	10.12	12.18	1.89	24.10	24.10	0.12	0.03	16.91	16.91	94.62
ONFC	Oneida Financial Corp. of NY*	7.84	7,165	56.2	10.95	7.06	7.70	1.82	-18.16	-20.00	0.50	0.56	12.06	8.62	90.43
ORIT	Oritani Financial Corp of NJ*	11.38	56,202	639.6	11.43	8.31	11.03	3.17	33.41	24.37	0.20	0.21	11.52	11.52	43.88
PSBH	PSB Hldgs Inc MHC of CT (42.9)	3.50	6,529	9.8	5.33	2.60	3.54	-1.13	-6.67	2.94	0.22	0.29	6.94	5.82	74.45
PVFC	PVF Capital Corp. of Solon OH*	1.92	25,642	49.2	4.39	1.61	1.92	0.00	1.05	-1.03	-0.13	-0.30	3.21	3.21	32.63
PFED	Park Bancorp of Chicago IL*	4.25	1,193	5.1	7.30	3.14	4.35	-2.30	13.33	30.77	-4.23	-4.21	17.71	17.71	180.56
PVSA	Parkvale Financial Corp of PA*	7.60	5,529	42.0	12.39	5.75	8.16	-6.86	-12.14	9.35	-3.02	1.12	15.86	10.75	329.30
PBHC	Pathfinder BC MHC of NY (36.3)	8.10	2,485	7.3	8.25	5.11	7.97	1.63	35.00	44.64	0.74	0.67	10.20	8.65	163.29
PBOP	Peoples Fed Bancshrs Inc of MA*	11.94	7,142	85.3	11.99	10.10	11.59	3.02	19.40	19.40	0.28	0.22	15.45	15.45	76.39
PBCT	Peoples United Financial of CT*	12.36	365,880	4,522.3	17.16	12.20	12.54	-1.44	-25.00	-25.99	0.21	0.25	14.66	9.82	59.85
PROV	Provident Fin. Holdings of CA*	6.76	11,407	77.1	7.19	2.43	6.60	2.42	67.33	144.93	0.93	-0.28	11.61	11.61	121.78
PBNY	Provident NY Bncrp, Inc. of NY*	9.62	38,262	368.1	10.62	7.86	9.39	2.45	13.58	13.98	0.54	0.38	11.26	6.96	78.96
PBIP	Prudential Bncp MHC PA (29.3)	6.29	10,031	19.1	10.25	5.52	6.64	-5.27	-36.40	-33.93	0.32	0.35	5.63	5.63	53.66
PULB	Pulaski Fin Cp of St. Louis MO*	7.65	10,834	82.9	8.00	5.50	7.55	1.32	10.23	14.18	0.11	-0.14	7.87	7.49	134.04
RIVR	River Valley Bancorp of IN*	13.90	1,514	21.0	15.80	11.36	14.25	-2.46	6.84	11.20	1.44	1.08	18.13	18.08	252.52
RVSB	Riverview Bancorp, Inc. of WA*	2.35	22,472	52.8	4.23	1.71	2.61	-9.96	-18.12	4.91	-0.14	-0.14	4.70	3.55	38.22
RCKB	Rockville Fin MHC of CT (43.3)(8)	10.92	18,853	89.2	12.91	8.82	10.99	-0.64	7.16	4.00	0.66	0.61	8.76	8.70	86.98
ROMA	Roma Fin Corp MHC of NJ (26.9)	9.71	30,616	80.8	12.96	9.67	9.88	-1.72	-20.61	-21.44	0.13	0.19	7.04	6.98	59.59

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2010

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
ROME	Rome Bancorp, Inc. of Rome NY*	11.18	6,778	75.8	12.96	7.61	11.10	0.72	30.00	40.45	0.52	0.47	9.12	9.12	48.92
SIFI	SI Fin Gp Inc MHC of CT (38.2)(8)	6.67	11,777	30.0	7.00	4.75	6.28	6.21	38.96	27.05	0.23	0.18	6.95	6.60	75.60
SPBC	SP Bancorp, Inc. of Plano, TX*	9.05	1,725	15.6	10.00	9.00	9.11	-0.66	-9.50	-9.50	0.09	-0.08	17.90	17.90	136.36
SVBI	Severn Bancorp, Inc. of MD*	3.27	10,067	32.9	6.57	1.55	3.61	-9.42	35.68	29.76	-0.38	-0.41	7.87	7.83	96.94
STND	Standard Financial Corp. of PA*	13.56	3,478	47.2	13.90	10.90	13.32	1.80	35.60	35.60	0.74	0.83	20.91	18.13	121.92
SUPR	Superior Bancorp of AL(8)*	0.39	12,560	4.9	4.50	0.34	0.46	-15.22	-77.97	-88.15	-16.75	-17.42	0.24	-0.86	252.11
THRD	TF Fin. Corp. of Newtown PA*	21.68	2,685	58.2	22.99	18.01	21.45	1.07	17.57	14.29	1.44	1.18	27.81	26.12	261.67
TFSL	TFS Fin Corp MHC of OH (26.3)	8.04	308,395	652.8	14.46	7.76	8.02	0.25	-27.24	-33.77	0.03	-0.04	5.71	5.68	35.47
TBNK	Territorial Bancorp, Inc of HI*	18.44	12,233	225.6	21.23	16.46	18.10	1.88	8.60	2.16	0.89	0.96	18.46	18.46	117.82
TSBK	Timberland Bancorp, Inc. of WA*	3.79	7,045	26.7	5.33	2.90	3.60	5.28	-15.59	-14.64	-0.47	-0.41	9.89	9.00	105.42
TRST	TrustCo Bank Corp NY of NY*	5.65	76,999	435.0	7.18	5.19	5.65	0.00	-8.72	-10.32	0.40	0.37	3.39	3.38	49.76
UCBA	United Comm Bncp MHC IN (40.7)	6.94	7,846	22.1	8.00	6.06	7.00	-0.86	7.26	12.85	0.14	0.11	7.10	6.61	63.62
UCFC	United Community Fin. of OH*	1.18	30,925	36.5	2.30	1.12	1.19	-0.84	-21.33	-18.62	-1.17	-1.40	6.51	6.49	74.95
UBNK	United Financial Bncrp of MA*	14.99	16,170	242.4	15.25	12.28	14.29	4.90	17.94	14.34	0.53	0.63	13.73	13.20	95.54
UWBK	United Western Bncp, Inc of CO*	0.32	29,377	9.4	3.43	0.29	0.35	-8.57	-89.26	-88.41	-3.17	-2.07	3.99	3.99	75.61
VPFG	ViewPoint Financal Group of TX*	10.50	34,839	365.8	12.73	8.82	10.47	0.29	11.58	2.04	0.39	0.14	11.31	11.28	85.72
WSB	WSB Holdings, Inc. of Bowie MD*	2.66	7,896	21.0	4.65	1.85	2.59	2.70	6.40	14.66	-0.51	-0.41	6.53	6.53	48.85
WSFS	WSFS Financial Corp. of DE*	43.79	8,497	372.1	46.00	24.16	42.34	3.42	61.59	70.85	1.10	1.01	37.37	35.81	447.08
WVFC	WVS Financial Corp. of PA*	9.75	2,061	20.1	15.25	8.31	9.85	-1.02	-36.02	-31.58	0.13	0.19	13.36	13.36	154.27
WFSL	Washington Federal, Inc. of WA*	14.79	112,484	1,663.6	21.65	13.97	15.17	-2.50	-23.01	-23.53	1.05	1.43	16.37	14.09	119.90
WSBF	Waterstone Fin MHC of WI(26.2)	3.71	31,250	30.4	4.52	1.75	3.72	-0.27	98.40	80.98	-0.18	-0.65	5.56	5.56	60.68
WAYN	Wayne Savings Bancshares of OH*	8.30	3,004	24.9	9.93	5.66	8.09	2.60	46.64	42.86	0.79	0.72	12.89	12.20	136.69
WFD	Westfield Fin. Inc. of MA*	8.12	28,342	230.1	10.37	7.23	7.75	4.77	-3.10	-1.58	0.13	0.04	8.44	8.44	44.22

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(114)	11.15	11.20	-0.14	0.19	3.35	-0.20	-0.83	4.14	60.94	1.81	17.16	72.67	8.47	80.32	16.80	0.23	1.79	29.86
NYSE Traded Companies(6)	8.07	5.75	-0.88	6.57	5.69	-1.16	6.86	7.50	29.50	2.81	18.32	81.42	7.65	122.95	18.45	0.39	2.67	66.67
AMEX Traded Companies(1)	9.74	9.30	0.94	10.01	10.88	0.91	9.69	0.00	0.00	1.55	9.20	89.36	8.70	94.03	9.50	1.42	4.44	40.80
NASDAQ Listed OTC Companies(107)	11.31	11.48	-0.12	-0.11	3.18	-0.16	-1.17	3.85	63.68	1.77	17.24	72.09	8.51	78.14	16.84	0.21	1.72	29.01
California Companies(5)	9.31	26.10	0.27	2.30	8.22	-0.01	-0.96	9.46	35.61	2.43	13.43	62.40	6.23	62.75	18.04	0.13	1.21	19.95
Florida Companies(2)	1.88	1.72	-3.58	0.00	0.00	-3.68	0.00	13.65	30.10	4.66	NM	77.73	1.53	87.54	NM	0.00	0.00	0.00
Mid-Atlantic Companies(36)	11.63	10.65	0.29	2.33	3.46	0.33	2.83	2.55	55.24	1.43	18.00	86.96	10.23	99.81	15.27	0.30	2.33	42.57
Mid-West Companies(31)	9.17	8.68	-0.26	-1.72	4.79	-0.52	-4.08	5.03	41.03	2.18	15.05	55.71	5.20	59.23	16.42	0.18	1.72	24.36
New England Companies(17)	13.87	12.54	0.33	3.16	2.78	0.29	2.76	1.20	155.51	1.18	18.43	88.95	12.31	101.79	20.11	0.30	2.14	27.77
North-West Companies(4)	12.24	10.95	-1.26	-8.14	-3.75	-1.19	-7.58	8.92	23.18	2.40	14.09	53.82	6.77	62.47	10.34	0.05	0.34	19.05
South-East Companies(12)	11.80	11.59	-0.92	-4.94	0.71	-0.83	-3.81	4.02	73.70	2.16	19.29	62.47	8.10	64.57	17.45	0.22	1.32	10.20
South-West Companies(3)	14.73	14.72	0.24	3.23	1.89	0.05	1.11	2.16	47.02	1.10	26.92	72.26	10.67	72.34	NM	0.05	0.51	13.68
Western Companies (Excl CA)(4)	12.79	12.74	-0.66	2.55	2.92	-0.36	-8.63	0.62	43.81	1.62	18.35	67.61	10.12	68.05	24.62	0.20	1.59	38.31
Thrift Strategy(108)	11.17	11.29	-0.13	0.11	3.37	-0.18	-0.78	3.79	62.28	1.73	16.94	72.48	8.47	79.86	16.80	0.23	1.81	30.07
Mortgage Banker Strategy(3)	5.47	5.31	-1.20	8.60	13.76	-1.72	-2.59	10.25	35.63	4.30	7.27	60.98	3.22	70.78	NM	0.02	0.30	4.30
Real Estate Strategy(1)	9.84	9.84	-0.38	-4.64	-6.77	-0.89	-10.71	10.08	38.68	5.27	NM	59.81	5.88	59.81	NM	0.00	0.00	0.00
Diversified Strategy(2)	16.43	12.95	0.30	2.19	2.11	0.33	2.21	2.35	72.19	1.84	39.81	100.75	15.22	124.07	NM	0.55	3.06	43.64
Companies Issuing Dividends(69)	11.67	11.99	0.39	3.93	4.78	0.37	3.75	2.29	59.08	1.43	16.65	84.48	9.95	95.35	16.75	0.37	2.94	42.24
Companies Without Dividends(45)	10.33	9.98	-0.97	-6.97	0.03	-1.10	-9.37	6.70	63.52	2.43	18.97	54.27	6.17	56.90	17.00	0.00	0.00	0.00
Equity/Assets <6%(13)	4.02	3.80	-2.70	-22.27	1.44	-2.73	-24.19	9.17	38.37	3.78	NM	42.38	1.60	46.87	6.79	0.04	0.55	0.00
Equity/Assets 6-12%(59)	8.90	8.46	0.11	1.76	4.60	0.00	0.58	3.70	66.13	1.70	14.55	72.99	6.41	78.37	14.74	0.27	1.95	29.50
Equity/Assets >12%(42)	16.24	17.07	0.19	1.35	1.77	0.19	1.32	2.70	62.06	1.43	22.26	80.34	13.23	92.05	21.47	0.22	1.90	30.50
Converted Last 3 Mths (no MHC)(4)	15.55	35.87	0.32	4.68	3.11	0.31	4.61	0.00	0.00	1.30	22.50	61.48	9.65	64.81	21.50	0.08	0.74	23.89
Actively Traded Companies(5)	8.85	8.07	0.26	3.16	0.77	0.36	4.02	0.00	0.00	1.71	12.77	89.60	7.94	97.63	10.88	0.39	1.68	20.16
Market Value Below $20 Million(20)	7.19	7.15	-1.45	-11.10	1.36	-1.46	-13.86	7.16	39.28	2.62	12.29	44.55	3.32	44.81	16.43	0.08	0.72	19.30
Holding Company Structure(109)	11.18	11.26	-0.17	-0.16	3.31	-0.23	-1.16	4.14	60.94	1.83	17.23	71.69	8.43	79.28	17.14	0.22	1.80	29.71
Assets Over $1 Billion(53)	11.49	10.40	-0.03	2.02	4.33	-0.09	0.49	3.95	53.69	1.78	18.45	83.00	9.91	96.13	16.54	0.26	2.16	35.02
Assets $500 Million-$1 Billion(34)	9.81	11.81	-0.40	-1.52	3.03	-0.43	-1.73	5.79	52.22	2.00	16.03	62.11	6.43	66.71	14.91	0.22	1.46	21.60
Assets $250-$500 Million(21)	12.68	12.43	0.14	0.23	2.91	0.04	-0.93	2.38	96.09	1.67	15.90	70.81	9.22	72.33	19.97	0.20	1.71	29.51
Assets less than $250 Million(6)	10.29	10.24	-0.61	-6.92	-2.67	-0.70	-7.81	0.00	0.00	1.58	11.85	51.16	5.14	51.36	17.20	0.11	0.80	28.57
Goodwill Companies(69)	10.73	10.82	0.01	0.18	3.45	-0.02	-0.11	3.70	59.94	1.69	17.69	73.73	8.13	86.29	16.64	0.27	2.19	35.28
Non-Goodwill Companies(45)	11.79	11.79	-0.37	0.20	3.17	-0.49	-2.07	4.81	62.45	2.00	15.96	71.01	9.00	71.01	17.18	0.16	1.17	20.98
Acquirors of FSLIC Cases(1)	13.65	11.98	0.89	6.58	7.10	1.21	8.97	0.00	0.00	1.79	14.09	90.35	12.34	104.97	10.34	0.20	1.35	19.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2010

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(31)	12.90	12.13	0.23	2.34	3.65	0.23	2.14	5.81	32.18	1.40	19.79	95.76	12.78	103.14	18.77	0.16	1.95	18.51
NASDAQ Listed OTC Companies(31)	12.90	12.13	0.23	2.34	3.65	0.23	2.14	5.81	32.18	1.40	19.79	95.76	12.78	103.14	18.77	0.16	1.95	18.51
Mid-Atlantic Companies(16)	12.11	11.59	0.15	2.34	4.39	0.26	2.89	8.21	34.35	1.46	18.28	94.05	11.33	99.54	19.44	0.17	1.97	30.85
Mid-West Companies(7)	15.39	14.12	0.30	1.69	1.57	0.07	-0.41	4.83	35.19	1.41	25.97	104.04	17.14	115.30	18.04	0.21	2.55	0.00
New England Companies(5)	10.57	9.60	0.51	4.33	5.43	0.56	4.90	2.51	23.32	0.98	18.90	81.99	9.06	90.01	16.76	0.00	0.00	0.00
Thrift Strategy(31)	12.90	12.13	0.23	2.34	3.65	0.23	2.14	5.81	32.18	1.40	19.79	95.76	12.78	103.14	18.77	0.16	1.95	18.51
Companies Issuing Dividends(22)	14.01	13.25	0.15	1.65	2.87	0.26	2.34	7.22	31.41	1.41	23.03	97.50	13.93	104.59	20.65	0.27	3.15	46.27
Companies Without Dividends(9)	11.10	10.30	0.35	3.48	4.81	0.19	1.82	4.06	33.14	1.38	15.91	92.93	10.91	100.79	16.89	0.00	0.00	0.00
Equity/Assets 6-12%(20)	9.95	9.51	0.43	4.28	4.84	0.35	3.38	3.73	39.14	1.33	18.02	93.61	9.47	98.18	18.51	0.16	1.72	17.01
Equity/Assets >12%(10)	17.70	16.38	-0.09	-0.79	1.45	0.05	0.13	9.97	18.25	1.51	27.78	99.24	18.15	111.19	21.13	0.18	2.32	24.49
Market Value Below $20 Million(3)	7.17	6.72	0.60	7.95	14.84	0.50	6.67	0.00	0.00	1.23	7.91	61.81	4.27	68.93	9.10	0.06	0.74	8.11
Holding Company Structure(29)	13.02	12.21	0.21	2.17	3.57	0.21	1.93	5.81	32.18	1.41	19.81	94.96	12.83	102.71	18.86	0.16	1.89	13.62
Assets Over $1 Billion(12)	13.17	12.29	0.24	1.72	0.91	0.11	0.33	6.22	20.70	1.29	22.99	119.15	15.94	128.15	24.11	0.07	0.80	0.00
Assets $500 Million-$1 Billion(9)	10.21	10.21	-0.08	1.70	7.43	0.22	3.49	8.41	41.37	2.09	13.02	79.33	7.67	79.33	12.88	0.21	2.31	39.96
Assets $250-$500 Million(9)	12.91	12.27	0.38	3.35	4.43	0.32	2.93	3.80	34.82	1.13	22.11	81.72	10.93	87.81	20.17	0.19	2.44	16.30
Assets less than $250 Million(1)	24.43	19.40	0.46	1.89	1.49	0.43	1.75	3.27	19.65	0.79	NM	126.45	30.89	169.75	NM	0.40	4.27	0.00
Goodwill Companies(19)	13.93	12.57	0.33	2.81	3.07	0.30	2.56	3.47	29.59	1.23	17.12	105.75	15.10	118.67	18.08	0.13	1.64	2.70
Non-Goodwill Companies(12)	11.53	11.53	0.09	1.73	4.52	0.14	1.59	8.75	35.41	1.62	22.02	82.44	9.68	82.44	19.45	0.21	2.36	42.21
MHC Institutions(31)	12.90	12.13	0.23	2.34	3.65	0.23	2.14	5.81	32.18	1.40	19.79	95.76	12.78	103.14	18.77	0.16	1.95	18.51

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2010

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NYSE Traded Companies																		
AF	Astoria Financial Corp. of NY*	6.56	5.63	0.29	4.74	4.83	0.27	4.41	2.75	39.60	1.38	20.71	96.30	6.32	113.25	22.22	0.52	4.26	NM
BBX	BankAtlantic Bancorp Inc of FL*	1.41	1.08	-3.16	NM	NM	-3.21	NM	13.65	30.10	5.43	NM	63.73	0.90	83.33	NM	0.00	0.00	NM
FBC	Flagstar Bancorp, Inc. of MI*	5.85	5.85	-3.46	NM	NM	-4.98	NM	11.60	29.52	5.12	NM	22.71	1.33	22.71	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.18	7.59	1.36	10.53	7.46	1.53	11.78	1.99	18.78	0.53	13.41	133.91	17.65	247.44	11.99	1.00	5.92	NM
NAL	NewAlliance Bancshares of CT(8)*	16.69	11.08	0.68	4.06	4.19	0.72	4.28	NA	NA	1.07	23.84	95.22	15.89	153.10	22.63	0.28	2.10	50.00
PFS	Provident Fin. Serv. Inc of NJ*	13.35	8.61	0.58	4.45	4.80	0.57	4.38	NA	NA	1.58	20.83	90.46	12.08	148.01	21.15	0.44	3.20	66.67
	AMEX Traded Companies																		
TSH	Teche Hlding Cp of N Iberia LA*	9.74	9.30	0.94	10.01	10.88	0.91	9.69	NA	NA	1.55	9.20	89.36	8.70	94.03	9.50	1.42	4.44	40.80
	NASDAQ Listed OTC Companies																		
ABBC	Abington Bancorp, Inc. of PA*	16.93	16.93	0.31	1.78	1.61	0.31	1.78	2.61	14.27	0.65	NM	111.46	18.87	111.46	NM	0.24	2.04	NM
ALLB	Alliance Bank MHC of PA (40.7)(8)	11.12	11.12	0.16	1.52	1.52	0.16	1.52	NA	NA	1.68	NM	99.86	11.10	99.86	NM	0.12	1.66	NM
ABCW	Anchor BanCorp Wisconsin of WI(8)*	0.09	0.00	-1.38	NM	NM	-1.73	NM	11.86	34.63	5.16	NM	NM	0.50	NM	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.65	17.53	0.11	0.76	0.98	0.13	0.89	NA	NA	1.70	NM	61.81	10.91	62.36	NM	0.20	1.78	NM
ACFC	Atl Cst Fed Cp of GA MHC(34.9)(8)	5.76	5.74	-2.03	-32.70	NM	-1.87	-30.09	5.72	21.46	1.72	NM	42.82	2.47	42.93	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.11	8.10	-0.21	-2.09	-3.94	-0.34	-3.34	NA	NA	1.68	NM	62.77	5.09	62.85	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	11.53	10.13	0.14	1.25	2.39	-0.30	-2.61	NA	NA	1.79	NM	53.29	6.15	61.63	NM	0.12	2.60	NM
BFIN	BankFinancial Corp. of IL*	16.52	15.15	-0.03	-0.16	-0.21	-0.01	-0.08	4.29	28.80	1.73	NM	77.03	12.73	85.42	NM	0.28	2.95	NM
BFED	Beacon Federal Bancorp of NY*	10.25	10.25	0.46	4.70	6.74	0.54	5.57	NA	NA	2.37	14.83	66.92	6.86	66.92	12.52	0.20	1.77	26.32
BNCL	Beneficial Mut MHC of PA(44.1)	12.94	10.61	-0.05	-0.38	-0.38	-0.09	-0.63	NA	NA	1.62	NM	100.51	13.00	125.88	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.68	7.97	-0.51	-3.60	-5.05	-0.51	-3.60	NA	NA	1.55	NM	72.54	9.93	132.82	NM	0.64	3.23	NM
BOFI	Bofi Holding, Inc. Of CA*	8.41	8.41	1.55	19.21	15.71	1.05	12.98	NA	NA	0.71	6.37	108.57	9.13	108.57	9.42	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.30	3.30	-1.31	-21.17	NM	-1.26	-20.31	12.08	30.07	4.09	NM	20.37	0.67	20.37	NM	0.00	0.00	NM
BRKL	Brookline Bancorp, Inc. of MA*	18.63	17.21	1.03	5.52	4.62	0.98	5.28	0.62	182.89	1.39	21.63	118.59	22.09	130.58	22.61	0.34	3.42	73.91
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	29.93	4.18	29.93	NM	0.04	2.35	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.17	10.17	0.42	4.09	7.95	0.47	4.57	8.44	18.50	2.40	12.57	50.33	5.12	50.33	11.23	0.04	0.76	9.52
CMSB	CMS Bancorp Inc of W Plains NY*	8.75	8.75	-0.10	-1.15	-1.39	-0.25	-2.83	NA	NA	0.62	NM	82.00	7.17	82.00	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	12.65	10.70	0.41	3.41	3.97	0.61	5.06	NA	NA	1.63	25.18	82.93	10.50	100.24	16.96	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)(8)	11.33	11.33	0.80	7.17	3.95	0.80	7.09	NA	NA	0.29	25.32	179.15	20.31	179.15	25.59	2.00	8.59	NM
CARV	Carver Bancorp, Inc. of NY*	2.13	2.11	-3.56	-49.46	NM	-3.54	-49.28	NA	NA	2.81	NM	34.78	0.74	35.16	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	6.95	6.55	0.30	3.62	6.69	0.35	4.18	NA	NA	0.84	14.95	66.12	4.60	70.42	12.95	0.20	1.38	20.62
CFBK	Central Federal Corp. of OH*	3.30	3.26	-3.02	-40.39	NM	-3.24	-43.33	4.83	72.51	4.69	NM	39.13	1.29	39.65	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)(8)	9.81	9.40	0.39	3.97	2.86	0.32	3.31	2.51	32.85	1.40	35.00	138.84	13.61	145.58	NM	0.20	2.38	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	20.13	20.13	0.61	3.07	2.55	0.51	2.55	NA	NA	0.51	39.17	118.09	23.77	118.09	NM	0.44	4.68	NM
CBNK	Chicopee Bancorp, Inc. of MA*	16.49	16.49	0.02	0.13	0.16	0.01	0.07	NA	NA	0.97	NM	82.56	13.61	82.56	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	9.78	8.76	0.13	1.38	3.57	0.27	2.75	1.79	33.34	0.75	28.00	38.08	3.73	43.03	14.00	0.00	0.00	0.00
CSBC	Citizens South Bnkg Corp of NC*	6.91	6.75	-2.13	-22.55	NM	-0.82	-8.67	NA	NA	1.42	NM	73.05	5.05	74.88	NM	0.04	0.84	NM
CSBK	Clifton Svg Bp MHC of NJ(36.4)(8)	15.57	15.57	0.78	4.75	3.23	0.80	4.90	NA	NA	0.48	30.94	146.23	22.77	146.23	30.00	0.24	2.42	NM
COBK	Colonial Financial Serv. of NJ*	11.83	11.83	0.65	7.36	8.51	0.70	7.94	NA	NA	0.85	11.76	62.98	7.45	62.98	10.91	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.85	6.85	0.26	2.94	9.40	0.26	2.94	4.61	33.65	1.67	10.64	41.49	2.84	41.49	10.64	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA*	11.16	10.02	0.66	5.74	4.89	0.60	5.21	0.73	85.98	0.95	20.45	111.16	12.40	125.42	22.52	0.16	1.03	21.05
DCOM	Dime Community Bancshars of NY*	8.06	6.77	0.97	12.75	8.05	1.01	13.32	0.70	60.76	0.49	12.42	150.48	12.14	181.87	11.90	0.56	3.99	49.56
ESBF	ESB Financial Corp. of PA*	9.02	6.98	0.66	7.67	7.29	0.70	8.09	0.33	99.64	0.96	13.72	102.00	9.20	134.73	13.00	0.40	2.70	37.04
ESSA	ESSA Bancorp, Inc. of PA*	16.01	16.01	0.42	2.49	2.52	0.33	1.96	NA	NA	1.01	39.61	102.99	16.49	102.99	NM	0.20	1.53	60.61
EBMT	Eagle Bancorp Montanta of MT*	16.40	16.40	0.77	4.75	6.26	0.41	2.53	1.02	37.09	0.67	15.98	74.57	12.23	74.57	30.03	0.28	2.83	45.16
ESBK	Elmira Svgs Bank, FSB of NY*	7.65	5.21	0.68	6.17	10.24	0.48	4.32	NA	NA	0.94	9.77	86.78	6.64	130.87	13.93	0.80	4.71	45.98
FFDF	FFD Financial Corp of Dover OH*	9.01	9.01	0.60	6.63	8.44	0.41	4.57	NA	NA	1.14	11.85	76.97	6.93	76.97	17.20	0.68	4.82	57.14
FFCO	FedFirst Financial Corp of PA*	15.87	15.50	0.24	4.31	2.23	0.23	4.17	NA	NA	1.14	NM	68.38	10.85	70.02	NM	0.12	0.89	40.00
FSBI	Fidelity Bancorp, Inc. of PA*	6.14	5.78	0.04	0.57	1.59	0.23	3.36	NA	NA	1.51	NM	40.24	2.47	42.93	10.66	0.08	1.42	NM
FABK	First Advantage Bancorp of TN*	19.47	19.47	0.23	1.13	1.65	0.20	1.01	1.04	85.49	1.30	NM	70.56	13.74	70.56	NM	0.20	1.73	NM
FBSI	First Bancshares, Inc. of MO*	10.49	10.44	-0.82	-7.47	-18.74	-0.83	-7.53	NA	NA	2.00	NM	41.50	4.35	41.73	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.72	9.62	0.71	6.90	7.70	0.63	6.13	NA	NA	1.36	12.99	87.31	9.36	98.51	14.62	0.76	5.00	64.96
FCLF	First Clover Leaf Fin Cp of IL*	13.52	11.60	0.34	2.54	4.08	0.23	1.72	NA	NA	1.37	24.48	61.88	8.37	73.73	36.00	0.24	3.92	NM
FCFL	First Community Bk Corp of FL*	2.35	2.35	-4.01	NM	NM	-4.14	NM	NA	NA	3.89	NM	91.74	2.16	91.74	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.02	7.11	0.21	1.85	4.49	0.08	0.69	2.81	72.17	2.63	22.30	47.78	4.79	69.52	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.57	10.29	-1.09	-10.48	NM	-1.16	-11.20	NA	NA	1.84	NM	31.92	3.37	32.88	NM	0.00	0.00	NM
FFBH	First Fed. Bancshares of AR*	4.16	4.16	-5.72	NM	NM	-5.89	NM	12.45	37.37	6.70	NM	18.04	0.75	18.04	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	13.64	13.64	-5.12	-31.84	NM	-5.22	-32.47	12.44	17.83	3.01	NM	36.60	4.99	36.60	NM	0.00	0.00	NM
FPCH	First Fin. Holdings Inc. of SC*	7.62	6.55	-1.19	-12.08	-21.50	-1.14	-11.49	NA	NA	3.35	NM	74.67	5.69	87.86	NM	0.20	1.75	NM
FFHS	First Franklin Corp. of OH*	7.70	7.70	-0.72	-9.38	-8.61	-1.35	-17.70	NA	NA	2.51	NM	113.69	8.76	113.69	NM	0.00	0.00	NM
FPTB	First PacTrust Bancorp of CA*	9.24	9.24	-0.02	-0.17	-0.34	0.01	0.09	NA	NA	2.49	NM	62.69	5.79	62.69	NM	0.40	3.40	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FPFC First Place Fin. Corp. of OH*	5.79	5.53	-0.96	-11.53	NM	-1.52	-18.23	4.42	32.78	1.78	NM	22.58	1.31	23.73	NM	0.00	0.00	NM
FSFG First Savings Fin. Grp. of IN*	10.68	9.15	0.53	4.42	6.74	0.69	5.74	NA	NA	1.09	14.85	64.92	6.93	77.13	11.43	0.00	0.00	0.00
FFIC Flushing Fin. Corp. of NY*	9.27	8.89	0.83	9.03	8.11	0.91	10.01	2.94	21.92	0.83	12.33	108.65	10.07	113.80	11.13	0.52	3.80	46.85
FXCB Fox Chase Bancorp, Inc. of PA*	18.14	18.14	-0.05	-0.37	-0.38	-0.21	-1.57	NA	NA	1.70	NM	73.76	13.38	73.76	NM	0.00	0.00	NM
GSLA GS Financial Corp. of LA*	10.55	10.55	-0.14	-1.38	-3.05	-0.39	-3.75	4.89	31.44	2.16	NM	45.42	4.79	45.42	NM	0.40	3.93	NM
GCBC Green Co Bcrp MHC of NY (44.1)	8.67	8.67	1.03	11.53	6.87	1.03	11.53	1.02	80.35	1.43	14.55	159.34	13.82	159.34	14.55	0.70	3.94	57.38
HFFC HF Financial Corp. of SD*	7.41	7.08	0.44	6.03	7.10	0.28	3.84	2.15	45.40	1.37	14.09	80.91	5.99	84.90	22.14	0.45	4.15	58.44
HMNF HMN Financial, Inc. of MN*	6.17	6.17	-2.08	-22.10	NM	-2.20	-23.39	NA	NA	4.55	NM	22.92	1.42	22.92	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	16.33	16.33	0.06	0.37	0.49	0.02	0.15	2.60	42.43	1.56	NM	75.24	12.29	75.24	NM	0.12	1.18	NM
HARL Harleysville Svgs Fin Cp of PA*	6.22	6.22	0.59	9.69	9.03	0.59	9.69	NA	NA	0.49	11.07	104.08	6.48	104.08	11.07	0.76	5.05	55.88
HBOS Heritage Fn Gp MHC of GA(24.3)(8)	9.24	9.03	-0.21	-2.01	-1.41	-0.19	-1.84	NA	NA	1.58	NM	140.03	12.93	143.58	NM	0.36	4.24	NM
HIFS Hingham Inst. for Sav. of MA*	7.19	7.19	1.03	14.53	10.80	1.02	14.41	NA	NA	0.85	9.26	127.27	9.15	127.27	9.34	0.96	2.25	20.82
HBCP Home Bancorp Inc. Lafayette LA*	18.91	18.70	0.51	2.45	2.86	0.79	3.76	0.30	185.09	0.87	34.95	85.78	16.22	86.98	22.72	0.00	0.00	0.00
HOME Home Federal Bancorp Inc of ID*	13.83	13.60	-0.43	-2.01	-2.31	-0.22	-1.05	NA	NA	2.41	NM	87.96	12.17	89.71	NM	0.22	2.04	NM
HFBC HopFed Bancorp, Inc. of KY*	9.03	8.96	0.65	7.25	10.39	0.45	5.01	NA	NA	1.43	9.63	65.58	5.92	66.20	13.92	0.31	3.43	32.98
HCBK Hudson City Bancorp, Inc of NJ*	9.28	9.04	0.92	10.17	9.21	0.81	9.01	NA	NA	0.68	10.86	106.74	9.90	109.83	12.26	0.60	5.26	57.14
ISBC Investors Bcrp MHC of NJ(43.6)	10.01	9.76	0.66	6.55	4.15	0.59	5.90	NA	NA	1.12	24.08	152.79	15.29	157.18	26.76	0.00	0.00	0.00
JXSB Jacksonville Bancorp Inc of IL*	12.11	11.31	0.59	6.29	8.82	0.37	3.94	NA	NA	1.60	11.34	54.06	6.55	58.40	18.11	0.30	2.91	32.97
JFBI Jefferson Bancshares Inc of TN*	8.82	8.48	-3.71	-34.15	NM	-3.84	-35.37	NA	NA	2.02	NM	37.24	3.28	38.88	NM	0.00	0.00	NM
KFFB KY Fst Fed Bp MHC of KY (39.8)	24.43	19.40	0.46	1.89	1.49	0.43	1.75	3.27	19.65	0.79	NM	126.45	30.89	169.75	NM	0.40	4.27	NM
KFFG Kaiser Federal Fin Group of CA*	16.06	100.00	0.37	5.05	3.75	0.37	5.05	NA	NA	1.68	26.67	62.14	9.98	63.87	26.67	0.20	2.08	55.56
KRNY Kearny Fin Cp MHC of NJ (26.0)	20.37	17.51	0.30	1.41	1.15	0.30	1.41	NA	NA	0.94	NM	121.77	24.80	146.70	NM	0.20	2.31	NM
LSBX LSB Corp of No. Andover MA(8)*	8.20	8.20	0.64	7.79	5.41	0.44	5.38	NA	NA	1.31	18.50	147.18	12.07	147.18	26.79	0.36	1.72	31.86
LSBI LSB Fin. Corp. of Lafayette IN*	9.12	9.12	0.36	3.89	7.78	0.22	2.39	4.10	30.63	1.43	12.85	48.96	4.46	48.96	20.85	0.00	0.00	0.00
LPSB LaPorte Bancrp MHC of IN(45.0)	11.39	9.54	0.71	5.96	7.83	0.50	4.22	1.45	68.38	1.52	12.77	74.44	8.48	90.71	18.04	0.00	0.00	0.00
LSBK Lake Shore Bnp MHC of NY(40.2)	12.16	12.16	0.66	5.20	6.10	0.51	4.03	NA	NA	0.32	16.39	83.21	10.11	83.21	21.13	0.24	2.99	48.98
LEGC Legacy Bancorp, Inc. of MA*	12.08	10.68	-0.75	-5.96	-10.55	-0.60	-4.74	2.26	42.59	1.43	NM	58.00	7.01	66.64	NM	0.20	2.54	NM
LABC Louisiana Bancorp, Inc. of LA*	19.11	19.11	0.75	3.50	4.47	0.63	2.90	0.85	69.17	1.05	22.38	89.70	17.14	89.70	26.94	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (40.9)	11.31	11.31	0.23	2.06	2.67	0.23	2.06	NA	NA	1.06	37.50	77.22	8.73	77.22	37.50	0.12	2.00	NM
MGYR Magyar Bancorp MHC of NJ(44.7)	8.09	8.09	0.72	9.77	20.54	0.57	7.79	NA	NA	1.17	4.87	44.21	3.58	44.21	6.11	0.00	0.00	0.00
MLVF Malvern Fed Bncp MHC PA(44.6)	9.84	9.84	-0.14	-1.41	-2.77	-0.17	-1.68	5.16	21.95	1.47	NM	51.47	5.06	51.47	NM	0.12	2.08	NM
MFLR Mayflower Bancorp, Inc. of MA*	8.28	8.28	0.51	6.25	7.23	0.31	3.79	NA	NA	1.01	13.84	83.81	6.94	83.81	22.81	0.24	2.84	39.34
EBSB Meridian Fn Serv MHC MA (41.8)	11.82	11.27	0.72	5.38	4.57	0.73	5.49	2.68	23.86	0.95	21.90	113.54	13.42	119.89	21.46	0.00	0.00	0.00
CASH Meta Financial Group of IA*	7.26	7.00	1.02	17.08	23.01	0.82	13.81	0.86	62.50	1.36	4.35	57.20	4.15	59.54	5.37	0.52	4.02	17.45
MFSF MutualFirst Fin. Inc. of IN*	7.07	6.76	0.12	1.32	2.98	0.19	2.01	2.67	42.90	1.61	33.60	57.61	4.07	60.48	22.11	0.24	2.86	NM
NASB NASB Fin, Inc. of Grandview MO*	11.67	11.51	0.67	6.15	9.82	-1.24	-11.35	4.72	50.69	2.67	10.18	62.49	7.30	63.49	NM	0.00	0.00	0.00
NECB NE Comm Bncrp MHC of NY (45.0)	21.55	21.26	-0.18	-0.85	-1.17	-0.18	-0.85	7.61	13.29	1.35	NM	73.17	15.77	74.44	NM	0.12	2.00	NM
NHTB NH Thrift Bancshares of NH*	8.31	5.59	0.75	7.99	9.77	0.38	4.09	0.79	127.40	1.54	10.24	88.58	7.36	135.74	20.00	0.52	4.06	41.60
NVSL Naug Vlly Fin MHC of CT (40.4)(8)	8.96	8.95	0.34	3.73	4.20	0.34	3.73	NA	NA	1.09	23.81	86.66	7.77	86.77	23.81	0.12	1.87	44.44
NFSB Newport Bancorp, Inc. of RI*	10.79	10.79	0.31	2.79	3.47	0.33	3.00	0.17	451.74	0.99	28.78	83.45	9.01	83.45	26.82	0.00	0.00	0.00
FFFD North Central Bancshares of IA*	8.74	8.74	0.36	3.38	7.93	0.31	2.85	4.11	40.98	2.22	12.61	52.20	4.56	52.20	14.94	0.04	0.26	3.28
NFBK Northfield Bcp MHC of NY(43.6)(8)	18.36	17.74	0.66	3.51	2.51	0.62	3.29	3.04	31.34	2.61	39.78	137.62	25.26	143.52	NM	0.20	1.57	62.50
NWBI Northwest Bancshares Inc of PA*	16.15	14.30	0.57	3.85	3.93	0.71	4.79	NA	NA	1.38	25.46	87.95	14.21	101.56	20.47	0.40	3.83	NM
OBAF OBA Financial Serv. Inc of MD*	21.99	21.99	-0.13	-0.80	-0.88	0.14	0.87	NA	NA	0.67	NM	71.63	15.76	71.63	NM	0.00	0.00	NM
OSHC Ocean Shore Holding Co. of NJ*	11.85	11.85	0.68	5.76	6.31	0.68	5.76	0.48	98.27	0.59	15.85	85.01	10.07	85.01	15.85	0.24	2.07	32.88
OCFC OceanFirst Fin. Corp of NJ*	8.96	8.96	0.79	8.90	7.17	0.71	8.09	NA	NA	1.10	13.94	115.86	10.38	115.86	15.34	0.48	3.91	54.55
OABC OmniAmerican Bancorp Inc of TX*	17.87	17.87	0.13	0.91	0.97	0.03	0.23	3.62	22.83	1.37	NM	73.39	13.12	73.39	NM	0.00	0.00	0.00
ONFC Oneida Financial Corp. of NY*	13.34	9.91	0.59	5.50	6.38	0.66	6.16	NA	NA	1.42	15.68	65.01	8.67	90.95	14.00	0.48	6.12	NM
ORIT Oritani Financial Corp of NJ*	26.25	26.25	0.51	2.76	1.76	0.54	2.90	NA	NA	1.70	NM	98.78	25.93	98.78	NM	0.40	3.51	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	9.32	7.94	0.30	3.27	6.29	0.39	4.32	2.33	22.78	1.01	15.91	50.43	4.70	60.14	12.07	0.00	0.00	0.00
PVFC PVF Capital Corp. of Solon OH*	9.84	9.84	-0.38	-4.64	-6.77	-0.89	-10.71	10.08	38.68	5.27	NM	59.81	5.88	59.81	NM	0.00	0.00	NM
PFED Park Bancorp of Chicago IL*	9.81	9.81	-2.33	-22.14	NM	-2.32	-22.03	NA	NA	2.77	NM	24.00	2.35	24.00	NM	0.00	0.00	NM
PVSA Parkvale Financial Corp of PA*	4.82	3.32	-0.89	-12.10	NM	0.33	4.49	NA	NA	1.90	NM	47.92	2.31	70.70	6.79	0.08	1.05	NM
PBHC Pathfinder BC MHC of NY (36.3)	6.25	5.35	0.48	6.12	9.14	0.43	5.54	NA	NA	1.29	10.95	79.41	4.96	93.64	12.09	0.12	1.48	16.22
PEOP Peoples Fed Bancshrs Inc of MA*	20.23	20.23	0.37	NM	2.35	0.29	NM	NA	NA	0.84	NM	77.28	15.63	77.28	NM	0.00	0.00	0.00
PBCT Peoples United Financial of CT*	24.49	17.85	0.36	1.45	1.70	0.43	1.73	NA	NA	1.13	NM	84.31	20.65	125.87	NM	0.62	5.02	NM
PROV Provident Fin. Holdings of CA*	9.53	9.53	0.75	8.60	13.76	-0.23	-2.59	6.84	41.15	3.16	7.27	58.23	5.55	58.23	NM	0.04	0.59	4.30
PBNY Provident NY Bncrp, Inc. of NY*	14.26	9.32	0.70	4.85	5.61	0.49	3.41	1.08	94.70	1.81	17.81	85.44	12.18	138.22	25.32	0.24	2.49	44.44
PBIP Prudential Bncp MHC PA (29.3)	10.49	10.49	0.62	5.80	5.09	0.68	6.34	NA	NA	1.24	19.66	111.72	11.72	111.72	17.97	0.20	3.18	62.50
PULB Pulaski Fin Cp of St. Louis MO*	5.87	5.60	0.08	1.03	1.44	-0.11	-1.32	5.13	36.23	2.03	NM	97.20	5.71	102.14	NM	0.38	4.97	NM
RIVR River Valley Bancorp of IN*	7.18	7.16	0.56	7.17	10.36	0.42	5.38	NA	NA	1.29	9.65	76.67	5.50	76.88	12.87	0.84	6.04	58.33
RVSB Riverview Bancorp, Inc. of WA*	12.30	9.58	-0.37	-3.45	-5.96	-0.37	-3.45	7.58	29.23	2.72	NM	50.00	6.15	66.20	NM	0.00	0.00	NM
RCKB Rockville Fin MHC of CT (43.3)(8)	10.07	10.01	0.78	7.79	6.04	0.72	7.20	1.07	80.66	1.00	16.55	124.66	12.55	125.52	17.90	0.26	2.38	39.39
ROMA Roma Fin Corp MHC of NJ (26.9)	11.81	11.73	0.28	1.84	1.34	0.40	2.68	NA	NA	0.77	NM	137.93	16.29	139.11	NM	0.32	3.30	NM
ROME Rome Bancorp, Inc. of Rome NY*	18.64	18.64	1.06	5.78	4.65	0.96	5.23	NA	NA	0.93	21.50	122.59	22.85	122.59	23.79	0.36	3.22	69.23
SIFI SI Fin Gp Inc MHC of CT (38.2)(8)	9.19	8.77	0.31	3.41	3.45	0.24	2.67	1.01	55.36	0.81	29.00	95.97	8.82	101.06	37.06	0.12	1.80	52.17

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2010

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
SPBC SP Bancorp, Inc. of Plano, TX*	13.13	13.13	0.07	NM	0.99	-0.06	NM	NA	NA	1.08	NM	50.56	6.64	50.56	NM	0.00	0.00	0.00
SVBI Severn Bancorp, Inc. of MD*	8.12	8.08	-0.39	-3.60	-11.62	-0.42	-3.88	13.46	23.10	3.68	NM	41.55	3.37	41.76	NM	0.00	0.00	NM
STND Standard Financial Corp. of PA*	17.15	14.87	0.61	NM	5.46	0.68	NM	NA	NA	NA	18.32	64.85	11.12	74.79	16.34	0.00	0.00	0.00
SUPR Superior Bancorp of AL(8)*	0.10	-0.34	-6.45	NM	NM	-6.70	NM	15.24	31.37	6.10	NM	162.50	0.15	NM	NM	0.00	0.00	NM
THRD TF Fin. Corp. of Newtown PA*	10.63	10.05	0.54	5.31	6.64	0.44	4.35	NA	NA	1.44	15.06	77.96	8.29	83.00	18.37	0.80	3.69	55.56
TFSL TFS Fin Corp MHC of OH (26.3)	16.10	16.03	0.09	0.53	0.37	-0.11	-0.70	NA	NA	1.43	NM	140.81	22.67	141.55	NM	0.00	0.00	0.00
TBNK Territorial Bancorp, Inc of HI*	15.67	15.67	0.77	4.93	4.83	0.83	5.32	0.22	50.53	0.25	20.72	99.89	15.65	99.89	19.21	0.28	1.52	31.46
TSBK Timberland Bancorp, Inc. of WA*	9.38	8.61	-0.46	-3.84	-12.40	-0.40	-3.35	6.74	22.49	2.09	NM	38.32	3.60	42.11	NM	0.00	0.00	NM
TRST TrustCo Bank Corp NY of NY*	6.81	6.79	0.82	12.23	7.08	0.76	11.31	1.44	73.84	1.74	14.13	166.67	11.35	167.16	15.27	0.26	4.60	65.00
UCBA United Comm Bncp MHC IN (40.7)	11.16	10.47	0.25	1.98	2.02	0.19	1.55	NA	NA	1.99	NM	97.75	10.91	104.99	NM	0.44	6.34	NM
UCFC United Community Fin. of OH*	8.69	8.66	-1.54	-16.69	NM	-1.85	-19.97	8.47	20.83	2.29	NM	18.13	1.57	18.18	NM	0.00	0.00	NM
UBNK United Financial Bncrp of MA*	14.37	13.89	0.58	3.86	3.54	0.69	4.55	NA	NA	0.90	28.28	109.18	15.69	113.56	23.79	0.32	2.13	60.38
UWBK United Western Bncp, Inc of CO*	5.28	5.28	-3.75	NM	NM	-2.45	-41.32	NA	NA	3.13	NM	8.02	0.42	8.02	NM	0.00	0.00	NM
VPFG ViewPoint Financal Group of TX*	13.19	13.16	0.52	5.56	3.71	0.19	1.99	0.69	71.20	0.86	26.92	92.84	12.25	93.09	NM	0.16	1.52	41.03
WSB WSB Holdings, Inc. of Bowie MD*	13.37	13.37	-0.95	-7.62	-19.17	-0.76	-6.13	NA	NA	4.24	NM	40.74	5.45	40.74	NM	0.00	0.00	NM
WSFS WSFS Financial Corp. of DE*	8.36	8.04	0.25	2.93	2.51	0.23	2.69	2.35	72.19	2.54	39.81	117.18	9.79	122.28	NM	0.48	1.10	43.64
WVFC WVS Financial Corp. of PA*	8.66	8.66	0.07	0.92	1.33	0.11	1.34	0.45	45.80	1.14	NM	72.98	6.32	72.98	NM	0.16	1.64	NM
WFSL Washington Federal, Inc. of WA*	13.65	11.98	0.89	6.58	7.10	1.21	8.97	NA	NA	1.79	14.09	90.35	12.34	104.97	10.34	0.20	1.35	19.05
WSBF Waterstone Fin MHC of WI(26.2)	9.16	9.16	-0.30	-3.27	-4.85	-1.08	-11.82	9.76	17.54	2.22	NM	66.73	6.11	66.73	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.43	8.97	0.59	6.35	9.52	0.53	5.79	NA	NA	1.26	10.51	64.39	6.07	68.03	11.53	0.24	2.89	30.38
WFD Westfield Fin. Inc. of MA*	19.09	19.09	0.30	1.50	1.60	0.09	0.46	NA	NA	1.68	NM	96.21	18.36	96.21	NM	0.24	2.96	NM

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	10788.1	1141.2	2368.6	541.0	255.0
As of Nov. 26, 2010		11092.0	1189.4	2534.6	533.2	252.2

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Oct 29, 10	Sep 29, 10	Dec 31, 09	Oct 29, 09	1 Month	YTD	LTM
All Pub. Traded Thrifts	532.8	537.9	587.0	561.9	-0.94	-9.22	-5.17
MHC Index	2,443.0	2,525.1	2,962.4	2,896.7	-3.25	-17.53	-15.66
Stock Exchange Indexes							
NYSE AMEX Thrifts	340.8	311.1	331.6	335.5	9.55	2.78	1.61
NYSE Thrifts	116.2	113.4	110.2	92.5	2.45	5.43	25.67
OTC Thrifts	1,388.9	1,417.6	1,597.4	1,571.5	-2.02	-13.06	-11.62
Geographic Indexes							
Mid-Atlantic Thrifts	2,412.7	2,404.8	2,420.4	2,246.6	0.33	-0.32	7.39
Midwestern Thrifts	1,524.1	1,593.3	2,084.0	2,129.4	-4.34	-26.86	-28.43
New England Thrifts	1,454.5	1,494.7	1,682.2	1,645.4	-2.69	-13.54	-11.61
Southeastern Thrifts	201.9	202.2	238.6	270.4	-0.14	-15.39	-25.34
Southwestern Thrifts	300.7	292.6	339.0	343.9	2.78	-11.28	-12.54
Western Thrifts	47.4	47.3	56.6	52.7	0.32	-16.12	-9.92
Asset Size Indexes							
Less than $250M	746.2	740.4	810.0	850.9	0.79	-7.87	-12.30
$250M to $500M	2,485.9	2,400.6	2,247.4	2,358.6	3.55	10.61	5.40
$500M to $1B	1,033.5	1,058.6	1,096.7	1,108.5	-2.38	-5.76	-6.76
$1B to $5B	1,363.8	1,356.2	1,393.3	1,408.8	0.56	-2.11	-3.19
Over $5B	264.6	268.7	301.5	282.0	-1.52	-12.26	-6.18
Pink Indexes							
Pink Thrifts	139.0	140.1	142.1	162.7	-0.77	-2.14	-14.56
Less than $75M	430.2	428.8	406.8	444.0	0.33	5.74	-3.12
Over $75M	139.3	140.4	142.8	164.0	-0.83	-2.49	-15.06
Comparative Indexes							
Dow Jones Industrials	11,118.5	10,835.3	10,428.1	9,962.6	2.61	6.62	11.60
S&P 500	1,183.3	1,144.7	1,115.1	1,066.1	3.37	6.11	10.99

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Virginia Thrift Acquisitions 2006-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
03/30/2009	40210	Union Bankshares Corp.	VA	First Market Bank, FSB	VA	1,300,888	6.87	0.11	1.72	0.48	263.00	105.4	89,268.476	117.88	117.88	NM	8.10	1.66
07/10/2006	12/01/2006	Sthrn Natl Bancorp of VA Inc.	VA	1st Service Bank	VA	140,096	6.01	-0.77	-12.21	0.00	NA	13.1	14.772	155.91	155.91	NM	9.37	13.05
					Averages:	720,492	6.44	-0.33	-5.25	0.24	263.00	59.3		136.90	136.90	NA	8.74	7.36
					Medians:	720,492	6.44	-0.33	-5.25	0.24	263.00	59.3		136.90	136.90	NA	8.74	7.36

Source: SNL Financial, LC.

EXHIBIT IV-5

Franklin Financial Corporation
Director and Senior Management Summary Resumes

Exhibit IV-5
Franklin Financial Corporation
Director and Senior Management Summary Resumes

The following directors have terms ending in 2011:

Hugh T. Harrison II is a partner in the law firm of Williams, Mullen, Clark & Dobbins, P.C. Age 56. Director since 2008.

As an attorney specializing in commercial real estate, Mr. Harrison brings in-depth knowledge and expertise regarding Franklin Federal's commercial real estate loan operations. Prior to attending law school, Mr. Harrison was a bank examiner with the Virginia State Corporation Commission Bureau of Banking.

George L. Scott is retired and a former partner in KPMG LLP. Age 64. Director since 2008.

As a former Securities and Exchange Commission reviewing partner for KPMG LLP, Mr. Scott provides the board of directors with critical experience regarding tax, financial and accounting matters and has the background to qualify as Franklin Financial Corporation's audit committee financial expert.

Elizabeth W. Robertson is a former certified public accountant and a community and civic volunteer. Age 57. Director since 1996.

While practicing as a certified public accountant, Ms. Robertson specialized in audits of financial institutions. Ms. Robertson's previous experience as a certified public accountant provides expertise that is valuable to our board of directors. In addition, Ms. Robertson has been a resident of our market area since 1975 and is an active member of the community. Ms. Robertson's active involvement in the community has helped her establish a network of contacts that greatly assists us in our marketing efforts.

The following directors have terms ending in 2012:

Richard W. Wiltshire, Jr. is retired and a past president and chief executive officer of Home Beneficial Corporation and Home Beneficial Life Insurance Company. Age 65. Director since 2008.

Mr. Wiltshire's experience offers the board of directors substantial public company management experience, specifically within the region in which we conduct our business. Mr. Wiltshire has considerable experience in the insurance industry and the related risk assessment practice area necessary in banking operations. While chief executive officer of Home Beneficial, Mr. Wiltshire led that company's conversion from mutual to stock form.

Percy Wootton is a retired cardiologist and a past president and member of the Board of Trustees of The American Medical Association. Age 78. Director since 1979.

Through his affiliation with Franklin Federal for over 30 years, Dr. Wootton beings in-depth knowledge and understanding of our history, operations and customer base. Additionally, Dr. Wootton's previous experience as a past president and member of the Board of Trustees of The American Medical Association provided him with leadership experience and expertise that is valuable to our board of directors.

Exhibit IV-5 (continued)
Franklin Financial Corporation
Director and Senior Management Summary Resumes

The following directors have terms ending in 2013:

L. Gerald Roach is President and Chief Executive Officer of Mutual Assurance Society of Virginia. Age 66. Director since 2004.

Mr. Roach has extensive management level experience in a small company setting within the financial services industry. Such management experience in the regulated insurance industry has exposed Mr. Roach to many of the issues facing public companies today, particularly regulated entities involved in risk assessment, making Mr. Roach a valued component of a well rounded board.

Richard T. Wheeler, Jr. is Chairman, President and Chief Executive Officer of Franklin Financial Corporation and Franklin Federal. Mr. Wheeler joined Franklin Federal in 1992. Previously, he was a partner in KPMG LLP. Age 63. Director since 1992.

Mr. Wheeler's extensive experience in the local banking industry, prior experience as the Virginia banking industry leader for KPMG LLP and involvement in business and civic organizations in the communities in which Franklin Federal serves affords the board valuable insight regarding our business and operations. Mr. Wheeler's knowledge of all aspects of our business, combined with his success and strategic vision, position him well to continue to serve as our Chairman, President and Chief Executive Officer.

Executive Officers

Below is information regarding our executive officers who are not also directors. Unless stated otherwise, each person has held his or her position for the past five years. Ages presented are as of September 30, 2010.

Donald F. Marker is Treasurer and Corporate Secretary of Franklin Financial Corporation and Executive Vice President, Chief Financial Officer and Secretary/Treasurer of Franklin Federal. Mr. Marker joined Franklin Federal in 1989. Age 49.

William E.W. Frayser, Jr. is Senior Vice President of Franklin Federal. Mr. Frayser joined Franklin Federal in 1975. Age 58.

Steven R. Lohr is Vice President of Franklin Financial Corporation and Executive Vice President of Franklin Federal. Mr. Lohr joined Franklin Federal in 1998. Age 61.

Barry R. Shenton is Vice President of Franklin Financial Corporation and Executive Vice President of Franklin Federal. Mr. Shenton joined Franklin Federal in 1999. Age 62.

EXHIBIT IV-6

Franklin Financial Corporation
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Franklin Financial Corporation
Pro Forma Regulatory Capital Ratios

(Dollars in thousands)	Historical at September 30, 2010		Pro Forma at September 30, 2010: Minimum of Offering Range 8,925,000 Shares At $10.00 Per Share		Midpoint of Offering Range 10,500,000 Shares At $10.00 Per Share		Maximum of Offering Range 12,075,000 Shares At $10.00 Per Share		15% Above Maximum of Offering Range 13,886,250 Shares At $10.00 Per Share	
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
Total capital under generally accepted accounting principles	$107,304	11.3%	$139,866	14.1%	$145,740	14.6%	$151,614	15.1%	$158,370	15.6%
Tangible Capital:										
Capital level (2)	$103,182	10.9%	$135,744	13.8%	$141,618	14.3%	$147,492	14.8%	$154,248	15.3%
Requirement	14,204	1.5	14,803	1.5	14,910	1.5	15,018	1.5	15,142	1.5
Excess	$88,978	9.4%	$120,941	12.3%	$126,708	12.8%	$132,474	13.3%	$139,106	13.8%
Core Capital:										
Capital level (2)	$103,182	10.9%	$135,744	13.8%	$141,618	14.3%	$147,492	14.8%	$154,248	15.3%
Requirement	37,877	4.0	39,474	4.0	39,761	4.0	40,048	4.0	40,377	4.0
Excess	$65,305	6.9%	$96,270	9.8%	$101,857	10.3%	$107,444	10.8%	$113,871	11.3%
Tier 1 Risk-Based Capital:										
Capital level	$103,182	14.1%	$135,744	18.4%	$141,618	19.1%	$147,492	19.9%	$154,248	20.8%
Requirement	29,234	4.0	29,553	4.0	29,610	4.0	29,668	4.0	29,734	4.0
Excess	$73,948	10.1%	$106,191	14.4%	$112,008	15.1%	$117,824	15.9%	$124,514	16.8%
Total Risk-Based Capital:										
Total risk-based capital (3)	$112,340	15.4%	$144,902	19.6%	$150,776	20.4%	$156,650	21.1%	$163,406	22.0%
Requirement	58,467	8.0	59,106	8.0	59,221	8.0	59,335	8.0	59,467	8.0
Excess	$53,873	7.4%	$85,796	11.6%	$91,555	12.4%	$97,315	13.1%	$103,939	14.0%
Reconciliation of capital infusion to Franklin Federal:										
Net proceeds of offering			$87,186		$102,828		$118,470		$136,458	
Proceeds to Franklin Federal			43,593		51,414		59,235		68,229	
Less stock acquired by ESOP			(7,354)		(8,652)		(9,950)		(11,442)	
Less stock acquired by equity incentive plan			(3,677)		(4,326)		(4,975)		(5,721)	
Pro forma increase in GAAP and regulatory capital			$32,562		$38,436		$44,310		$51,066	

(1) Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $946.9 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $730.8 million.
(2) See Note 12 of the notes to consolidated financial statements for further information regarding our tangible capital, core capital, Tier 1 risk-based capital and total risk-based capital ratios.
(3) Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: Franklin Financial's prospectus.

EXHIBIT IV-7

Franklin Financial Corporation
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Franklin Financial Corp.
Prices as of November 26, 2010

Price Multiple		Symbol	Subject (1)	Peer Group Average	Peer Group Median	Virginia Companies Average	Virginia Companies Median	All Publicly-Traded Average	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	NM x	20.17x	18.57x	10.64x	10.64x	17.16x	14.83x
Price-core earnings ratio (x)		P/Core	78.80 x	18.05x	14.00x	10.64x	10.64x	16.80x	15.34x
Price-book ratio (%)	=	P/B	49.80%	63.34%	63.40%	41.49%	41.49%	72.67%	73.39%
Price-tangible book ratio (%)	=	P/TB	49.80%	69.75%	71.62%	41.49%	41.49%	80.32%	75.88%
Price-assets ratio (%)	=	P/A	10.19%	6.76%	5.96%	2.84%	2.84%	8.47%	7.09%

Valuation Parameters

Pre-Conversion Earnings (Y)	($1,081,000)	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,120,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conversion Book Value (B)	$126,769,000	ESOP Amortization (T)	20.00 years
Pre-Conv. Tang. Book Val. (TB)	$126,769,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$971,055,000	RRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	1.27%	Foundation (F)	5.66%
Est. Conversion Expenses (3)(X)	2.07%	Tax Benefit (Z)	1,596,000
Tax Rate (TAX)	38.00%	Percentage Sold (PCT)	100.00%
Shares Tax	$0	Option (O1)	10.00% (6)
		Estimated Option Value (O2)	32.80% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	25.00% (6)

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= NM

2. $V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$ V= $108,150,000

3. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$ V= $108,150,000

4. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$ V= $108,150,000

5. $V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$ V= $108,150,000

Conclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	13,886,250	10.00	$ 138,862,500	416,588	14,302,838	$ 143,028,380
Maximum	12,075,000	10.00	120,750,000	362,250	12,437,250	124,372,500
Midpoint	10,500,000	10.00	105,000,000	315,000	10,815,000	108,150,000
Minimum	8,925,000	10.00	89,250,000	267,750	9,192,750	91,927,500

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 1.27 percent and a tax rate of 38.0 percent.
(3) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 20 years and 5 years, respectively; amortization expenses tax effected at 38.0 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 32.80 percent of the exercise price, including a 5 year vesting with 25 percent of the options (granted to directors) tax effected at 38.0 percent.

EXHIBIT IV-8

Franklin Financial Corporation
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Franklin Financial Corporation
At the Minimum

1. Pro Forma Market Capitalization	$91,927,500
Less: Foundation Shares	2,677,500
2. Offering Proceeds	$89,250,000
Less: Estimated Offering Expenses	2,063,656
Net Conversion Proceeds	$87,186,344

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$87,186,344
Less: Cash Contribution to Foundation	892,500
Less: Non-Cash Stock Purchases (1)	11,031,300
Net Proceeds Reinvested	$75,262,544
Estimated net incremental rate of return	0.79%
Reinvestment Income	$592,617
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	227,980
Less: Amortization of Options (4)	545,755
Less: Recognition Plan Vesting (5)	455,960
Net Earnings Impact	($637,079)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2010 (reported)	($1,081,000)	($637,079)	($1,718,079)
12 Months ended September 30, 2010 (core)	$2,120,000	($637,079)	$1,482,921

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$126,769,000	$75,262,544	$1,356,600	$203,388,144
September 30, 2010 (Tangible)	$126,769,000	$75,262,544	$1,356,600	$203,388,144

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$971,055,000	$75,262,544	$1,356,600	$1,047,674,144

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Franklin Financial Corporation
At the Midpoint

1. Pro Forma Market Capitalization	$108,150,000
Less: Foundation Shares	3,150,000
2. Offering Proceeds	$105,000,000
Less: Estimated Offering Expenses	2,172,048
Net Conversion Proceeds	$102,827,952

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$102,827,952
Less: Cash Contribution to Foundation	1,050,000
Less: Non-Cash Stock Purchases (1)	12,978,000
Net Proceeds Reinvested	$88,799,952
Estimated net incremental rate of return	0.79%
Reinvestment Income	$699,211
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	268,212
Less: Amortization of Options (4)	642,065
Less: Recognition Plan Vesting (5)	536,424
Net Earnings Impact	($747,490)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2010 (reported)	($1,081,000)	($747,490)	($1,828,490)
12 Months ended September 30, 2010 (core)	$2,120,000	($747,490)	$1,372,510

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$126,769,000	$88,799,952	$1,596,000	$217,164,952
September 30, 2010 (Tangible)	$126,769,000	$88,799,952	$1,596,000	$217,164,952

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$971,055,000	$88,799,952	$1,596,000	$1,061,450,952

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Franklin Financial Corporation
At the Maximum Value

1.	Pro Forma Market Capitalization	$124,372,500
	Less: Foundation Shares	3,622,500
2.	Offering Proceeds	$120,750,000
	Less: Estimated Offering Expenses	2,280,439
	Net Conversion Proceeds	$118,469,561

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$118,469,561
Less: Cash Contribution to Foundation	1,207,500
Less: Non-Cash Stock Purchases (1)	14,924,700
Net Proceeds Reinvested	$102,337,361
Estimated net incremental rate of return	0.79%
Reinvestment Income	$805,804
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	308,444
Less: Amortization of Options (4)	738,375
Less: Recognition Plan Vesting (5)	616,888
Net Earnings Impact	($857,902)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2010 (reported)	($1,081,000)	($857,902)	($1,938,902)
12 Months ended September 30, 2010 (core)	$2,120,000	($857,902)	$1,262,098

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$126,769,000	$102,337,361	$1,835,400	$230,941,761
September 30, 2010 (Tangible)	$126,769,000	$102,337,361	$1,835,400	$230,941,761

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$971,055,000	$102,337,361	$1,835,400	$1,075,227,761

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Franklin Financial Corporation
At the Supermaximum Value

1. Pro Forma Market Capitalization	$143,028,380
Less: Foundation Shares	4,165,880
2. Offering Proceeds	$138,862,500
Less: Estimated Offering Expenses	2,405,089
Net Conversion Proceeds	$136,457,411

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$136,457,411
Less: Cash Contribution to Foundation	1,388,620
Less: Non-Cash Stock Purchases (1)	17,163,406
Net Proceeds Reinvested	$117,905,385
Estimated net incremental rate of return	0.79%
Reinvestment Income	$928,387
Less: Shares Tax	0
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	354,710
Less: Amortization of Options (4)	849,131
Less: Recognition Plan Vesting (5)	709,421
Net Earnings Impact	($984,875)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended September 30, 2010 (reported)	($1,081,000)	($984,875)	($2,065,875)
12 Months ended September 30, 2010 (core)	$2,120,000	($984,875)	$1,135,125

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$126,769,000	$117,905,385	$2,110,710	$246,785,095
September 30, 2010 (Tangible)	$126,769,000	$117,905,385	$2,110,710	$246,785,095

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
September 30, 2010	$971,055,000	$117,905,385	$2,110,710	$1,091,071,095

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of total shares issued, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 20 years, amortization expense is tax-effected at a 38.0 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 25 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.0 percent.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended September 30, 2010

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CZWI	Citizens Comm. Bancorp Inc. of WI(1)	$748	$1,211	($412)	$0	$1,547	5,113	$0.30
CFFC	Community Financial Corp. of VA	$1,460	$0	$0	$0	$1,460	4,362	$0.33
FCLF	First Clover Leaf Financial Corp. of IL	$2,001	($953)	$324	$0	$1,372	7,911	$0.17
FDEF	First Defiance Financial Corp. of OH	$4,395	($4,146)	$1,410	$0	$1,659	8,118	$0.20
FSFG	First Savings Financial Group of IN(1)	$2,337	$1,083	($368)	$0	$3,052	2,415	$1.26
HFFC	HF Financial Corp. of SD	$5,380	($2,984)	$1,015	$0	$3,411	6,963	$0.49
HBCP	Home Bancorp Inc. Lafayette LA	$3,245	$2,583	($878)	$0	$4,950	8,312	$0.60
HFBC	HopFed Bancorp, Inc. of KY	$6,881	($3,193)	$1,086	$0	$4,774	7,335	$0.65
MFSF	MutualFirst Financial Inc. of IN	$1,746	$1,332	($453)	$0	$2,625	6,985	$0.38
TSH	Teche Holding Corp. of N. Iberia LA(1)	$7,237	($339)	$115	$0	$7,013	2,082	$3.37

(1) Financial information is for the quarter ending June 30, 2010.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and supporting the implementation of post-acquisition strategies. RP® is also expert in de novo charters, shelf charters and negotiating acquisitions of troubled institutions. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, purchase accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (29)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (25)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (26)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (23)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (22)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (19)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (24)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com